FraserPapers

FILE No. 82-34837


05006321

by courier

March 4, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASH, D.C. 179 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

ATTENTION: FILING DESK

Ladies and Gentlemen:

SUPPL

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the documents as listed on Schedule A to this letter.

If the Commission has any questions with respect to this letter or its enclosures, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: 

Glen McMillan
Senior Vice President
and Chief Administrative Officer


PROCESSED
MAR 14 2005
THOMSON
FINANCIAL

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

FILE No. 82-34837

SCHEDULE A

List of Documents Furnished Pursuant to Rule 12g3-2(b)

1. Press Release dated October 29, 2004 as to a notice of intention to conduct a normal course issuer bid.
2. Press Release dated October 29, 2004 as to financial results in the third quarter.
3. Management's Discussion and Analysis dated October 28, 2004.
4. Interim Consolidated Financial Statements dated September 25, 2004.
5. Certification of Interim Filings (President and Chief Executive Officer) dated October 28, 2004.
6. Certification of Interim Filings (Senior Vice President and Chief Administrative Officer) dated October 28, 2004.
7. Press Release dated November 4, 2004 as to cost reductions.
8. Press Release dated January 5, 2005 as to the sale of Midwest operations.
9. Asset Purchase Agreement dated January 5, 2005 as to the sale of pulp and paper assets as well as a converting, distribution and customer service center.
10. Material Change Report dated January 5, 2005 as to the transaction outlined in the Asset Purchase Agreement.
11. Press Release dated February 9, 2005 as to fourth quarter and 2004 full year financial results.
12. Transfer Agent notice dated February 11, 2005 of annual meeting date and record date.
13. Press Release dated February 18, 2005 as to the completion of the sale of Midwest operations.
14. Form 13-502F1 – Annual Participation Fee for Reporting Issuers.
15. Management's Discussion and Analysis of Financial Condition and Results of Operations dated February 24, 2005.
16. Consolidated Financial Statements for the Year Ended December 31, 2004.
17. Press Release dated March 2, 2005 as to a planned note issuance.

FraserPapers

NEWS RELEASE

Fraser Papers - NOTICE OF INTENTION TO PURCHASE SHARES

TORONTO, ON (October 29, 2004) – Fraser Papers Inc. ("Fraser Papers") announced today that The Toronto Stock Exchange (the "TSX") has accepted its notice of intention to conduct a normal course issuer bid to enable it to purchase up to 1,505,598 of its Common Shares, representing approximately 5 per cent of the 30,111,976 Common Shares currently outstanding.

Purchases under the bid may commence on November 3, 2004, and will terminate no later than November 2, 2005. Purchases will be made on the open market by Fraser Papers through the facilities of the TSX in accordance with the rules and policies of the TSX. The price that Fraser Papers will pay for any such shares will be the market price of such shares on the TSX at the time of acquisition. Common Shares purchased under the bid will be cancelled.

Fraser Papers believes that the market price of its Common Shares at certain times may be attractive and that the purchase of Common Shares from time to time would allow the Company to capitalize on the value potential.

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, Wisconsin, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers website at www.fraserpapers.com.

For additional information, please contact,

Ben Vaughan
Senior Vice President, Finance
& Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Glen McMillan
Senior Vice President and
Chief Administrative Officer
(416) 359-8635
mcmillag@fraserpapers.com

Fraser Papers Inc.
Suite 200, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

FRASER PAPERS REPORTS IMPROVED EARNINGS IN 3RD QUARTER

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (October 29, 2004) – Fraser Papers Inc. (TSX:FPS) today reported improved financial results in the third quarter ended September 25, 2004 and progress toward achieving its value creating initiatives for shareholders.

Fraser Papers generated earnings of $2 million or $0.07 per common share for the quarter ended September 25, 2004 compared with a loss of $19 million or $0.63 per share in the same quarter in 2003. This third quarter performance compares favorably to the second quarter of 2004 in which Fraser recorded a loss of $10 million or $0.33 per share.

UNAUDITED	*Three Months Ended*		*Nine Months Ended*	
(in millions of US dollars, except per share amounts)	2004	2003	2004	2003
EBITDA(1)	$ 17	$ 3	$ 27	$ 8
Earnings(1)	2	(16)	(22)	(43)
- per share	$0.07	$(0.53)	$(0.77)	$(1.51)

(1) Excludes restructuring charge of $3 million in Q3, 2003 and $24 million for the nine months in 2003.

FINANCIAL HIGHLIGHTS

In the three months ended September 25, 2004 Fraser Papers:

- Generated earnings before interest, taxes, depreciation and amortization (EBITDA) of $17 million compared to $10 million in the prior quarter and $3 million in the third quarter of 2003.
- Achieved free cash flow of $11 million or $0.36 per share.
- Reduced net debt to $44 million, which is 8% of net debt plus shareholders equity.
- Generated return on capital employed of 10%.
- Repaid $83 million on the Norbord Note on September 30, 2004 and entered into new revolving loan agreement with Fraser Papers' major shareholder, Brascan Corporation.

"In our first quarter as a public company, we were able to generate positive free cash flows and reduce our net debt. Maintaining our strong balance sheet is critical as we continue executing value creating initiatives to reduce costs, reposition assets and develop new and higher value products" commentec Dominic Gammiero, President and CEO of Fraser Papers.

VALUE CREATING INITIATIVES

Cost Reductions

Fraser Papers completed several cost reduction initiatives during the third quarter. The company achieved $7 million in cost reduction as a result of its Margin Improvement Program. These cost reductions resulted from labour savings, increased production, reduced chemical usage and reduced warehousing costs due to improved inventory management.

Year to date, the company achieved $36 million in margin improvements. The target for the full year is $45 million. These cost saving initiatives have substantially offset the impact of higher fibre costs, market related downtime at its pulp mills and the impact of the rising Canadian dollar.

At the end of the quarter, a significant restructuring of the Thurso pulp mill was undertaken, which will result in a reduction of approximately 60 positions effective immediately. This reduction will allow Thurso to compete more effectively in the current high Canadian dollar environment. Cost reduction opportunities across all of Fraser Papers' operations remain a high priority.

Product Development

Fraser Papers' product development activities are focused on increasing sales of the company's technical specialty papers from its Madawaska mill where new products developed within the last two years represent 14% of the current shipments. Year to date, the company has developed 13 new specialty paper products.

In addition, the Berlin-Gorham mill continues to make the transition to higher value products and is currently scaling up production capabilities in wet-strength and other technical specialty paper grades.

Normal Course Issuer Bid

Fraser Papers also announced today its intention to initiate a Normal Course Issuer Bid for purchases of its common shares through the facilities of the Toronto Stock Exchange (TSX). Subject to approval by the TSX, purchases made pursuant to the bid will not exceed 1,505,598 common shares of Fraser Papers (representing approximately 5% of the common shares outstanding) over the twelve-month period commencing November 3, 2004. The shares acquired pursuant to the bid will be cancelled.

OUTLOOK

The fourth quarter is generally weaker for all of Fraser Papers' businesses in terms of seasonality. It is expected that the company's paper operations will continue to deliver improved performance as a result of the focus on cost reduction. However, in the fourth quarter it is expected that market downtime at the company's pulp operations and weaker pricing for both pulp and lumber will more than offset the improved paper results.

"We are confident that the progress that we are making in reducing costs and improving our product mix, combined with the opportunities that we have to reposition our asset base will surface significant value for our shareholders," concluded Gammiero.

THIRD QUARTER CONFERENCE CALL

Fraser Papers' third quarter investor conference call can be accessed by teleconference on Friday, October 29, 2004 at 11:00 a.m. (ET) by dialing toll free 1-800-446-4472 or 416-695-9757. The call will be archived through November 28, 2004 and can be accessed by dialing toll free 1-866-467-2020 or 416-641-2127 and entering the pin code 5216. The conference call can also be accessed via webcast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, Wisconsin, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers website at www.fraserpapers.com.

* * * * * * *

Forward Looking Statement
The foregoing contains a review of developments that impacted Fraser's performance during the third quarter of 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the results of the company to be materially different from those expressed or implied.

Note to Reader
Fraser Papers was established as a stand-alone company on June 30th, 2004. As a result, comparative historical financial results may not be indicative of those that would have resulted had Fraser Papers existed as a stand-alone entity during those periods.

\- 30 -

For additional information, please contact:

Ben Vaughan
Senior Vice President, Finance & Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 28, 2004

This Management's Discussion and Analysis should be read in conjunction with the Nexfor Inc. Circular to Shareholders dated May 3, 2004. Management's Discussion and Analysis for the year ended December 31, 2003 is contained in Part V - Information Concerning Fraser Papers.

EBITDA, operating earnings, ROCE, net debt, free cash flow, capital employed and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis.

Distribution of Fraser Papers

On June 30, 2004, Norbord Inc. ("Norbord") completed a reorganization whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers Inc. and its subsidiaries (collectively, "Fraser Papers") and then distributed the shares of Fraser Papers Inc. (the "Company") to its shareholders.

The interim consolidated financial statements accompanying this MD&A have been prepared using the same accounting policies and methods as the combined financial statements of the Fraser Papers division of Norbord (the "Division"). For the periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Division. Earnings per share prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the reorganization were issued and outstanding for all periods presented. Readers are cautioned that as a result of the basis of presentation under Canadian generally accepted accounting principles as described in note 1 to the interim consolidated financial statements, the operating results for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during those periods.

Operating Results

Net sales for the quarter were $261 million, 13% higher than the third quarter of 2003, driven by higher lumber and paper prices. Net sales for the first nine months of 2004 were up $93 million, or 14%, from the comparable period in 2003. Increased volumes from our Berlin-Gorham operations accounted for $25 million with the remaining increase coming from higher lumber and paper prices.

Earnings before interest, taxes, depreciation and amortization (EBITDA) was $17 million in the third quarter of 2004, up from $3 million, excluding the restructuring charge, in the third quarter of 2003. The paper segment accounted for all of the increase, due to better paper and lumber prices. For the nine-month period, EBITDA increased to $27 million from $8 million last year (before the restructuring charge), despite significant increases in fibre costs and a strengthening Canadian dollar, with the paper segment representing all of the improvement.

Depreciation expense was $12 million in the quarter and $35 million year-to-date, in line with the prior year.

Pre-tax cash return on capital employed (ROCE), on an annualized basis, averaged 10% in the third quarter of 2004, compared to 6% in the second quarter of 2004 and 2% in the third quarter of 2003.

Liquidity and Capital Resources

Cash flow from operations was $12 million during the quarter compared with cash used of $15 million in 2003. Higher EBITDA and a smaller increase in working capital accounted for the difference. Cash flow from operations for the nine month period is negative $67 million compared to negative $38 million in 2003. The benefit of higher EBITDA was more than offset by an increase in working capital. The increase in working capital in 2004, relative to 2003, reflects the fact that, as a Division of Norbord, Fraser Papers sold a portion of its receivables to a wholly-owned subsidiary of Norbord. When the distribution of Fraser was announced, the Division stopped selling its accounts receivables, leading to an increase in accounts receivable. Total operating working capital (defined as accounts receivable plus inventory less accounts payable and accrued liabilities) at September 25, 2004 was $148 million compared to $54 million at December 31, 2003.

Driven by higher paper and lumber earnings, free cash flow totaled $11 million or $0.36 per share in the third quarter of 2004, up sharply from negative $20 million in the same period of 2003. Free cash flow for the nine-month period was negative $71 million, or $2.36 per share, due to the increase in working capital discussed above.

Fraser Papers' net debt stood at $44 million at September 25, 2004, representing 8% of net debt plus equity. Pro forma net debt was $54 million at June 26, 2003 or 10% of net debt plus equity.

Fraser Papers has a committed revolving credit facility of $50 million. At September 25, 2004, $30 million of this facility was utilized in the form of letters of credit posted with certain suppliers.

As part of the distribution of Fraser Papers, the Company issued a note payable at market rates to Norbord for $83 million repayable by June 30, 2005. On September 30, 2004, Fraser Papers borrowed $83 million from Brascan Corporation (a related party) at market rates under a revolving credit facility and used the proceeds to pay the $83 million note owing to Norbord. The credit facility expires June 30, 2005 and is extendible at the Company's option. As security, Brascan will have the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' property, plant and equipment and other assets.

Margin Improvements

The margin improvement program continued to show positive results in the quarter. Compared to 2003 using constant prices and exchange rates, Fraser Papers generated $36 million in improvements, including $7 million in the quarter, as a result of labour savings, increased production, reduced chemical usage and improved inventory management. These improvements served to offset higher fibre costs, and the impact of a stronger Canadian dollar.

Capital Investments

Capital investments totaled $1 million in the third quarter of 2004, or 8% of depreciation. For the first nine months of 2004, capital investments were $4 million, down $9 million from the same period in 2003. For the full year 2004, capital requirements are expected to total less than $10 million and are expected to be funded with cash generated from operations. Substantially all of the 2004 capital program will be for sustaining maintenance and environmental requirements.

Defined Benefit Pension Plans

Fraser Papers anticipates 2004 net pension expense and employer contributions for its defined benefit pension plans are expected to be materially lower than the $28 million and $26 million, respectively, recorded in 2003. The 2003 amounts were higher than previous years as they included a one-time charge of $12 million and funding of $8 million related to the productivity improvement plan at Fraser Papers' Edmundston-Madawaska facility. Differences between assumptions and actual experience could materially affect Fraser Papers' future plan assets, accrued benefit obligations, pension expense, and pension contributions. Total pension expense for Fraser Papers' defined benefit plans in the quarter were $3 million (year to date – $10 million) compared to $4 million (year to date – $24 million) in 2003.

Commodity Hedges

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products. At September 25, 2004, Fraser Papers had entered into pulp swap agreements to deliver 104,000 tonnes of market pulp at an average price of $570 per tonne through December 2006. The unrealized loss on these swaps is $5 million. In addition, Fraser Papers has entered into futures contracts to sell 5.5 million board feet of lumber. The unrealized gain on these contracts is less than $1 million.

Change in Accounting Policy

Effective January 1, 2004, Fraser Papers adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of $3 million in Norbord's opening net investment. The change in policy did not have a material impact on earnings in 2004 and 2003.

The Company's asset retirement obligations of $10 million relate to closure costs for landfills.

Business Segments

At September 25, 2004, the Company had two reportable segments:

i) paper, comprised of the paper, pulp, and sawmill operations; and

ii) timber, comprised of woodland operations.

Paper

The paper segment comprises 17 paper machines at three locations, two market pulp facilities, and four sawmills. Products include fine paper, groundwood paper, paperboard, towel, hardwood pulp and softwood lumber. Paper accounted for 95% of Fraser Papers' net sales in each of the third quarter of 2004 and the third quarter of 2003.

	Three months ended		*Nine months ended*	
(in millions of US dollars)	**2004**	2003	**2004**	2003
Net sales	**$ 248**	$ 219	**$ 706**	$ 620
EBITDA [(1)]	**14**	–	**19**	1
Depreciation	**(12)**	(12)	**(34)**	(35)
Capital investments	**1**	4	**3**	11

(1) EBITDA in 2003 excluded restructuring a charge of $3 million in the three months ended and $24 million for the nine month ended.

Paper operations generated EBITDA of $14 million in the third quarter compared to breakeven in 2003, excluding the restructuring charge. Third quarter results were impacted by improved paper and softwood lumber demand. While lumber pricing was strong in the second and third quarters, there are signs that markets are weakening in the fourth quarter due to seasonal factors.

Downtime was taken in the third quarter at the Thurso pulp mill in Quebec to bring production in line with market demand. Total downtime on a year to date basis represents 19,000 tonnes of production including 14,000 in the first quarter. Fraser Papers announced additional downtime in the fourth quarter at its Quebec and New Hampshire pulp mills.

U.S. uncoated fine paper demand improved in the third quarter, reflecting general economic growth. Shipments of uncoated fine papers improved in the third quarter by 7% over the third quarter of 2003 and 4% over the previous quarter. Average prices realized improved by 4% over the third quarter of 2003. Prices declined slightly from the previous quarter due to seasonal mix changes in some of our specialty products. Approximately two thirds of Fraser Papers' total paper capacity is uncoated fine paper.

Demand continued to improve for groundwood papers in the third quarter as September advertising revenue improved 17% compared to last year. Average prices realized for Fraser Papers' groundwood grades increased quarter-over-quarter by 4%.

Fraser Papers remains focused on aggressive measures to control costs and improve margins. The restructuring at the Edmundston-Madawaska complex resulted in annual savings of approximately $21 million. Product mix was enhanced with the development of new paper grades and increases in technical specialty products. Key trials were conducted during the quarter to expand label offerings, develop new flexible packaging grades, and further penetrate the small office and home office markets. In 2004, Fraser Papers developed 13 new specialty products. At our Edmundston-Madawaska complex, 14% of year to date shipments represent products developed in the past two years.

Hardwood pulp list prices in North America weakened as compared to the second quarter. Reduced purchasing of NBSK pulp by Asian customers led to price reductions across all pulp grades. New eucalyptus capacity in South America also contributed to weaker supply/demand fundamentals for hardwood grades. World producer inventories ended August at 4.0 million tonnes, well above the 3.0 million tonnes considered to reflect a balanced market. As a result, spot prices declined through September.

Lumber prices (Eastern Boston SPF 2 x 4) averaged $495 per MFBM in the third quarter of 2004, up $135 or 38% from the third quarter of 2003 and up 2% from $483 in the second quarter. Lumber markets improved as a result of strong housing starts, however, seasonal weakness is expected in the fourth quarter.

Since May 22, 2002, Fraser Papers has been posting cash deposits for anti-dumping duties at a rate of 8.4% on shipments of softwood lumber to the U.S. from its two New Brunswick sawmills. Since the inception of the duties, Fraser Papers paid $11 million, including the $2 million paid in the third quarter of 2004.

Timber

The Timber segment includes freehold lands in Maine (96,000 hectares) and New Brunswick (310,000 hectares) and Crown licenses in New Brunswick. Approximately 50% of the segment's sales are directed to third parties and the remainder is consumed internally. Timber sales to third parties accounted for 5% of Fraser Papers' net sales in the third quarter of 2004, the same as the third quarter of 2003.

(in millions of US dollars)	Three months ended 2004	2003	Nine months ended 2004	2003
Net sales	**$ 24**	$ 21	**$ 62**	$ 50
EBITDA [(1)]	**3**	3	**8**	7
Depreciation	**–**	–	**(1)**	(1)
Capital investments	**–**	1	**1**	2

Logging activity is seasonal, the first and third quarters traditionally being the most profitable. Shipments totaled 813,000 cubic metres in the third quarter of 2004, up 7% over the third quarter of 2003.

Continuing Relationship with Norbord

Following the distribution of Fraser Papers, Norbord held an $83 million note receivable from Fraser Papers which was repaid subsequent to the end of the quarter. In addition, Norbord continues to guarantee certain obligations of Fraser Papers having a notional value of approximately $100 million. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 31, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord will have the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' property, plant and equipment and other assets. Norbord will continue to provide certain administrative services to Fraser Papers for a fee on an interim basis. Total fees paid to Norbord during the quarter for administrative services were less than $1 million.

The foregoing contains a review of developments that impacted Fraser Papers' performance during the third quarter of 2004. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization. As there is no generally accepted method of calculating EBITDA, the measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Operating earnings is earnings from continuing operations before interest and taxes.

ROCE (return on capital employed) is annualized EBITDA divided by capital employed.

Net debt is long-term debt less cash and short-term notes.

Free cash flow is defined as cash provided by operating activities less total capital investments.

Capital employed is the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity.

EBITDA

(in millions of US dollars)	Three months ended 2004	Three months ended 2003	Nine months ended 2004	Nine months ended 2003
Earnings	**$ 2**	$ (19)	**$ (22)**	$ (67)
Add: Interest expense, net	**1**	3	**6**	8
Add: Fees on sale of accounts receivable	**–**	1	**2**	4
Add: Income tax	**2**	3	**6**	3
Add: Depreciation	**12**	12	**35**	36
EBITDA	**17**	–	**27**	(16)
Add: Restructuring charge	**–**	3	**–**	24
EBITDA excluding restructuring charge	**$ 17**	$ 3	**$ 27**	$ 8

Operating Earnings

(in millions of US dollars)	Three months ended 2004	Three months ended 2003	Nine months ended 2004	Nine months ended 2003
Earnings	**$ 2**	$ (19)	**$ (22)**	$ (67)
Add: Interest expense	**1**	3	**6**	8
Add: Fees on sale of accounts receivable	**–**	1	**2**	4
Add: Income tax	**2**	3	**6**	3
Operating earnings	**5**	(12)	**(8)**	(52)
Add: Restructuring charge	**–**	3	**–**	24
Operating earnings excluding restructuring charge	**$ 5**	$ (9)	**$ (8)**	$ (28)

Free Cash Flow

(in millions of US dollars)	Three months ended 2004	Three months ended 2003	Nine months ended 2004	Nine months ended 2003
Cash provided by operating activities	**$ 12**	$ (15)	**$ (67)**	$ (38)
Capital investments	**(1)**	(5)	**(4)**	(13)
Free cash flow	**$ 11**	$ (20)	**$ (71)**	$ (51)

Capital Employed

(in millions of US dollars)	**Sept 25 2004**	Pro Forma Jun 26 2004	Dec 31 2003
Property, plant and equipment	**$ 498**	$ 508	$ 529
Accounts receivable	**130**	129	64
Inventory	**132**	130	115
Accounts payable and accrued liabilities	**(114)**	(115)	(125)
Other assets	**26**	24	29
Capital employed	**$ 672**	$ 676	$ 612

Net Debt

(in millions of US dollars)	**Sept 25 2004**	Pro Forma Jun 26 2004	Dec 31 2003
Long-term debt	**$ 84**	$ 84	$ 1
Cash and short-term notes	**(40)**	(30)	(16)
Net debt	**$ 44**	$ 54	$ (15)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 25, 2004

Interim Consolidated Balance Sheets

(in millions of US dollars)	**As at Sept 25, 2004**	Pro forma as at Jun 26, 2004 (see - note 1)	As at Dec 31, 2003 (restated – note 2)
Assets			
Current assets:			
Cash and short-term notes	**$ 40**	$ 30	$ 16
Accounts receivable *(note 3)*	**130**	129	64
Inventory	**132**	130	115
Future income taxes	**9**	9	11
	311	298	206
Property, plant and equipment			
Paper	**446**	456	476
Timber	**52**	52	53
Other assets	**26**	24	29
	$ 835	$ 830	$ 764
Liabilities, Norbord's Net Investment and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	**$ 114**	$ 115	$ 125
Long-term debt *(note 4)*	**84**	84	1
Other liabilities	**62**	60	64
Future income taxes	**73**	71	26
Norbord's net investment	**–**	–	548
Shareholders' equity *(note 5)*	**502**	500	–
	$ 835	$ 830	$ 764

(See accompanying notes)

Interim Consolidated Statements of Operations and Retained Earnings and Norbord's Net Investment

	Three Months Ended		Nine Months Ended	
(in millions of US dollars)	**Sept 25 2004**	Sept 27 2003	**Sept 25 2004**	Sept 27 2003
Net sales	**$ 261**	$ 230	**$ 739**	$ 646
Earnings before interest, income taxes, depreciation and restructuring charge:				
Paper	**14**	–	**19**	1
Timber	**3**	3	**8**	7
	17	3	**27**	8
Restructuring charge *(note 6)*	**–**	(3)	**–**	(24)
Fees on sale of accounts receivable	**–**	(1)	**(2)**	(4)
Interest expense, net	**(1)**	(3)	**(6)**	(8)
Earnings before depreciation and taxes	**16**	(4)	**19**	(28)
Depreciation	**(12)**	(12)	**(35)**	(36)
Income tax *(note 8)*	**(2)**	(3)	**(6)**	(3)
Earnings (loss)	**$ 2**	$ (19)	**$ (22)**	$ (67)
Earnings (loss) per share	**$ 0.07**	$ (0.63)	**$ (0.73)**	$ (2.23)
Retained Earnings and Norbord's Net Investment				
Balance, beginning of period	**$ 627**	$ 563	**$ 548**	$ 565
Impact of change in accounting policy *(note 2)*	**–**	–	**–**	(3)
Revised balance, beginning of period	**627**	563	**548**	562
Earnings (loss)	**2**	(19)	**(22)**	(67)
Contribution by Norbord	**–**	7	**103**	56
Future income taxes	**(44)**	–	**(44)**	–
Issuance of note payable to Norbord	**(83)**	–	**(83)**	–
Transfer to share capital	**(500)**	–	**(500)**	–
Balance, end of period	**$ 2**	$ 551	**$ 2**	$ 551

(See accompanying notes)

Interim Consolidated Statements of Cash Flows

(in millions of US dollars)	*Three Months Ended* **Sept 25 2004**	Sept 27 2003	*Nine Months Ended* **Sept 25 2004**	Sept 27 2003
Cash provided by (used for):				
Operating Activities				
Earnings (Loss)	**$ 2**	$ (19)	**$ (22)**	$ (67)
Items not affecting cash:				
Depreciation	**12**	12	**35**	36
Future income taxes *(note 8)*	**(2)**	2	**1**	1
Other items	**5**	10	**12**	(3)
	17	5	**26**	(33)
Net change in non-cash working capital balances	**(5)**	(20)	**(93)**	(5)
	12	(15)	**(67)**	(38)
Investing Activities				
Capital investments				
Paper	**(1)**	(4)	**(3)**	(11)
Timber	**–**	(1)	**(1)**	(2)
Other	**(1)**	2	**1**	3
	(2)	(3)	**(3)**	(10)
Financing Activities				
Contribution by Norbord	**–**	7	**94**	63
Bank advances	**–**	4	**–**	6
	–	11	**94**	69
Increase (decrease) in cash and short-term notes	**$ 10**	$ (7)	**$ 24**	$ 21

(See accompanying notes)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in millions of US dollars)

In these notes, "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Fraser Papers Inc. as a separate corporation. In addition, "Norbord" means Norbord Inc. for periods after June 30, 2004 and Nexfor Inc. for periods prior to June 30, 2004.

Note 1. Basis of Presentation

On June 30, 2004, Nexfor Inc. completed a reorganization whereby, among other things it transferred its interest in its paper, sawmill and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. Nexfor Inc. then changed its name to Norbord Inc. The Company became a separate publicly traded company governed by the Canada Business Corporations Act ("CBCA"). This distribution was affected by way of a plan of arrangement under the CBCA (the "Arrangement"). Norbord common shareholders effectively received one share of the Company, for each five shares of Norbord held.

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the combined financial statements of the Fraser Papers division of Norbord ("the Division") for the years ended December 31, 2003 and 2002 except for the change in accounting policy described in note 2. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated statements should be read in conjunction with the combined financial statements of the Division for the year ended December 31, 2003 included in the Management Proxy Circular of Norbord dated May 3, 2004. These financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

For periods prior to June 30, 2004, the consolidated financial statements were prepared from the books and records of the Division. The financial results of the Division include the administrative costs associated with managing the Paper and Timber segments of Norbord. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in the consolidated financial statements for periods prior to June 30, 2004 represent inter-company allocations for services, such as tax and treasury, provided by Norbord.

Income taxes for periods prior to June 30, 2004 have been recorded at statutory rates based on income taxes as reported in the consolidated statements of operations as though the Division was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Norbord's net investment. Future income taxes have been presented in the consolidated balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized to the extent that they would have been realized as though the Division was a separate tax paying entity.

Earnings per share for periods prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for all periods presented.

Norbord's net investment in the Division includes certain interest-bearing loans which were repaid at the time of the Arrangement. Interest expense recorded in the consolidated statements of operations for periods prior to June 30, 2004 includes interest expense associated with these loans.

As a result of the basis of presentation described above, the consolidated statements of operations for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division historically operated as a stand-alone entity during those periods.

The pro-forma consolidated balance sheet as at June 26, 2004 has been prepared from the interim combined balance sheet of the Division as at June 26, 2004 and gives effect to the following items which occurred under the Arrangement:

- Norbord distributed $500 of shareholders' equity to its shareholders including $30 in cash and the Company issued a note owing of $83 to Norbord on market terms.
- Certain of the tax losses and temporary differences included in future income taxes of the Division were retained by Norbord.

Note 2. Change in Accounting Policy

Effective January 1, 2004, Fraser Papers adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants for the recognition and disclosure of obligations associated with the retirement of tangible long-lived assets. This change in accounting policy has been effected retroactively with prior periods restated to reflect the impact of the change. The cumulative effect of the change was a decrease of $3 in Norbord's 2003 opening net investment. In addition, as at December 31, 2003, the change resulted in an increase in property, plant and equipment of $1, an increase in other liabilities of $5, and a decrease in future income taxes of $1. The change in policy did not materially impact earnings in 2004 or 2003.

Fraser Papers' asset retirement obligations of $10 relate to closure costs for landfills in the Paper segment. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or possible new regulations affecting these closures. In addition to the asset retirement obligations discussed above, Fraser Papers may have other obligations in the event of a permanent plant shutdown. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Note 3. Accounts Receivable

The Division sold a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Norbord. Accounts receivable includes nil (June 26, 2004 – nil, December 31, 2003 – $15) receivable from the wholly-owned subsidiary of Norbord for third party trade accounts receivables sold. As at September 25, 2004 and June 26, 2004, the wholly-owned subsidiary of Norbord had uncollected receivables it had purchased from Fraser Papers of nil (December 31, 2003 – $62).

Note 4. Long-term Debt

Fraser Papers has a committed revolving credit facility of $50. The facility matures in June 2006 and bears interest at market rates. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At September 25, 2004, $30 of this facility was utilized in the form of letters of credit to certain creditors.

As part of the Arrangement, the Company issued a note payable to Norbord for $83. The note was repayable by June 30, 2005, was extendible at the Company's option until December 31, 2005 and bore interest at market rates.

On September 30, 2004, the Company borrowed $83 from Brascan Corporation (a related party) under a revolving credit facility and used the proceeds to pay the $83 note owing to Norbord. The credit facility expires June 30, 2005, is extendible at the Company's option until December 31, 2005 and bears interest at market rates. Under the facility, Brascan Corporation has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Note 5. Shareholders' Equity

(in millions of US dollars)	**As at Sept 25, 2004**	Pro-forma as at Jun 26, 2004
Common shares – 30,111,976 outstanding	**$ 500**	$ 500
Retained earnings	**2**	–
	$ 502	$ 500

During September, 2004, the Board of Directors granted certain officers of the Company stock options to purchase 215,000 shares of the Company at CAD$16.45. These options have a ten year life, vest evenly over five years and require that any after-tax gain on the exercise of these options be held in the form of Company shares for a period of at least one year after the exercise. The compensation expense in the quarter related to these options was less than $1.

Note 6. Restructuring Charge

During the second quarter of 2003, the Division announced a productivity improvement plan at its paper operations in Edmundston, New Brunswick and Madawaska, Maine. The productivity plan reduced the total combined workforce at Edmundston and Madawaska by approximately 20%. The workforce reduction is substantially complete. The total cost of the productivity improvement plan was $26 consisting of severance, early retirement, consulting and training costs of $20 and non-cash pension and non-pension post retirement benefit related charges of $6.

Note 7. Employee Benefit Costs

During the quarter, employee benefit costs for pensions and post retirement benefits totaled $6 (2003 - $7, including $1 incurred as part of the restructuring charge).

Note 8. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Nine Months Ended*	
(in millions of US dollars)	**Sept 25 2004**	Sept 27 2003	**Sept 25 2004**	Sept 27 2003
Current tax expense	**$ 4**	$ 1	**$ 5**	$ 2
Future income tax expense (recovery)	**(2)**	2	**1**	1
Income tax expense	**$ 2**	$ 3	**$ 6**	$ 3

Note 9. Commitments and Contingencies

Countervailing and Anti-dumping Duties

The US International Trade Commission (ITC) has imposed an 18.8% countervail duty (CVD) and an 8.4% anti-dumping duty (ADD) on Canadian lumber exported to the U.S. The New Brunswick mills are only subject to ADD. In the nine month period ended September 25, 2004, the total paid for these duties is $4 (September 27, 2003 – $3). Fraser Papers paid total duties of $11 through September 25, 2004.

On September 10, 2004, the ITC announced that it would comply with the ruling of a North American Free Trade Agreement panel which found the duties to be inconsistent with U.S. law. On October 13, 2004, the U.S. government announced that it would seek to have the ruling overturned. Fraser Papers and other Canadian forest product companies, the Canadian Federal Government and Canadian provincial governments categorically deny the U.S. allegations. Notwithstanding the rates established in the investigations, the final liability for the assessment of CVD and ADD will not be determined until the appeal process is complete or a negotiated settlement is reached.

Commodity Hedges

Fraser Papers has outstanding lumber futures contracts at September 25, 2004 for 5.5 million board feet of lumber which effectively fixes the selling price on a portion of Fraser Papers' lumber production and is designated as a hedge of a portion of future lumber sales. The unrealized gain on these contracts, which mature in November 2004, is less than $1.

Fraser Papers has entered into pulp swaps to deliver 104,000 tonnes of market pulp at an average price of $570 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of future pulp selling prices. The annualized loss on these hedges is $5.

Other

Norbord provided guarantees for certain obligations of Fraser Papers. These were prior obligations of the Division. The notional amount of the obligations guaranteed is approximately $100. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any of these guarantees that are outstanding on December 31, 2005. As security for these guarantees, Norbord has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Note 10. Related Party Transactions

Under the Arrangement, Fraser Papers has contracted Norbord to provide certain administrative services for a fee on an interim basis. To date, the fee for these administrative services is less than $1. The balance owing to Norbord at September 25, 2004 was less than $1.

As described in note 4, on September 30, 2004, the Company borrowed $83 from Brascan Corporation (a related party) under a revolving credit facility and used the proceeds to pay the $83 note owing to Norbord.

Note 11. Segmented Information

Fraser Papers has two reportable segments:

i) paper, comprised of the paper, pulp, and sawmill operations; and

ii) timber, comprised of woodland operations.

Fraser Papers operates principally in Canada and the United States.

(in millions of US dollars)	Paper	Timber	Inter-segment	Combined Total
Three months ended Sept 25, 2004				
Net sales	**$ 248**	**$ 24**	**$ (11)**	**$ 261**
Less: Cost of sales	**234**	**21**	**(11)**	**244**
Earnings before interest, income taxes and depreciation	**14**	**3**	**–**	**17**
Depreciation	**(12)**	**–**	**–**	**(12)**
Operating earnings	**$ 2**	**$ 3**	**$ –**	**$ 5**
Capital investments	**$ 1**	**$ –**	**$ –**	**$ 1**
Three months ended Sept 27, 2003				
Net sales	$ 219	$ 21	$ (10)	$ 230
Less: Cost of sales	219	18	(10)	227
Earnings before interest, income taxes, restructuring charge and depreciation	–	3	–	3
Depreciation	(12)	–	–	(12)
Restructuring charge	(3)	–	–	(3)
Operating earnings (loss)	$ (15)	$ 3	$ –	$ (12)
Capital investments	$ 4	$ 1	$ –	$ 5

(in millions of US dollars)	Paper	Timber	Inter-segment	Combined Total
Nine months ended Sept 25, 2004				
Net sales	**$ 706**	**$ 62**	**$ (29)**	**$ 739**
Less: Cost of sales	**687**	**54**	**(29)**	**712**
Earnings before interest, income taxes and depreciation	**19**	**8**	**–**	**27**
Depreciation	**(34)**	**(1)**	**–**	**(35)**
Operating earnings (loss)	**$ (15)**	**$ 7**	**$ –**	**$ (8)**
Capital investments	**$ 3**	**$ 1**	**$ –**	**$ 4**
Nine months ended Sept 27, 2003				
Net sales	$ 620	$ 50	$ (24)	$ 646
Less: Cost of sales	619	43	(24)	638
Earnings before interest, income taxes, restructuring charge and depreciation	1	7	–	8
Depreciation	(35)	(1)	–	(36)
Restructuring charge	(24)	–	–	(24)
Operating earnings (loss)	$ (58)	$ 6	$ –	$ (52)
Capital investments	$ 11	$ 2	$ –	$ 13

FraserPapers

CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, Dominic Gammiero, President & Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Fraser Papers Inc. (the issuer) for the interim period ending September 25th, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28th, 2004

Dominic Gammiero
President & Chief Executive Officer

FraserPapers

CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, Glen McMillan, Senior Vice President & Chief Administrative Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Fraser Papers Inc. (the issuer) for the interim period ending September 25th, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 28th, 2004

Glen McMillan
Senior Vice President
& Chief Administrative Officer

FraserPapers

News Release

FRASER PAPERS ANNOUNCES COST REDUCTIONS

TORONTO, ON (November 4, 2004) – Fraser Papers Inc. ("Fraser Papers") announced that it is continuing to improve the cost effectiveness of its operations. In this regard a workforce plan at the company's pulp and paper operations in Edmundston, New Brunswick and Madawaska Maine is being put in place and will result in the reduction of approximately 80 full time positions.

"*Over the last two years, we have taken a number of steps to ensure our mills are competitive throughout the cycle while maintaining production and quality levels for our customers. While this impacts a number of individuals, we believe it will help to secure the long-term viability of our overall operations,*" commented Dominic Gammiero, President and Chief Executive Officer of Fraser Papers.

It is expected that the implementation of the cost improvements will be complete by March 2005 and will generate approximately $6 million of annualized savings. The company's Edmundston/Madawaska facility will have approximately 1,200 employees after completion of this initiative.

Fraser Papers is an integrated specialty paper company, which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, Wisconsin, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers website at www.fraserpapers.com.

For additional information, please contact:

Ben Vaughan
Senior Vice President, Finance
& Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Glen McMillan
Senior Vice President and
Chief Administrative Officer
(416) 359-8635
mcmillag@fraserpapers.com

FraserPapers

News Release

FRASER PAPERS ANNOUNCES SALE OF MIDWEST U.S. OPERATIONS TO SMART PAPERS

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (January 5, 2005) – Fraser Papers Inc. (TSX:FPS) today announced that it has entered into an asset purchase agreement with SMART Papers, LLC whereby an affiliate of SMART Papers will acquire Fraser Papers' pulp and paper assets located in Park Falls, Wisconsin, as well as the West Chicago, Illinois, converting, distribution and customer service centers. SMART Papers is a privately held manufacturer of premium printing papers based in Hamilton, Ohio. The acquisition will include the text, cover and commercial printing paper product brands produced at the Park Falls facility.

This transaction represents ongoing progress on Fraser Papers' strategic initiative to reposition its asset base and to focus on its core integrated paper operations. Fraser Papers does not expect to record any significant gain or loss on this transaction and will benefit from an immediate reduction in selling and administrative costs. As part of this transaction, Fraser Papers will receive a passive minority interest in the parent of SMART Papers. This transaction is subject to customary closing conditions and is expected to close in approximately 60 days.

***Fraser Papers** is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers website at www.fraserpapers.com .*

-30-

For additional information, please contact:

Ben Vaughan
Senior Vice President, Finance and Corporate Development
(416) 643-8823
vaughanb@fraserpapers.com

Fraser Papers Inc.
Suite 200, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel **416-359-8605**
Fax **416-359-8606**
www.fraserpapers.com

EXECUTION COPY

ASSET PURCHASE AGREEMENT

BY AND AMONG

PREMIUM PAPER HOLDCO, LLC
(a Delaware limited liability company),

SMART PAPERS, LLC
(a Delaware limited liability company),

PF PAPERS, LLC
(a Delaware limited liability company),

SUN PAPER HOLDCO, LLC
(a Delaware limited liability company),

AND

FRASER PAPERS LIMITED
(a Maine corporation)

January 5, 2005

TABLE OF CONTENTS

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ASSET PURCHASE AGREEMENT

This **ASSET PURCHASE AGREEMENT** (this "Agreement") is made as of January 5, 2005, by and among (i) Fraser Papers Limited, a Maine corporation (the "Seller"), (ii) Premium Paper Holdco, LLC, a Delaware limited liability company (the "Parent"), (iii) Smart Papers, LLC, a Delaware limited liability company ("Smart"), (iv) PF Papers, LLC, a Delaware limited liability company (the "Buyer" and, together with Smart and the Parent, the "Smart Parties"), and (v) Sun Paper Holdco, LLC, a Delaware limited liability company ("Sun Holdco" and, together with the Smart Parties and the Seller, the "Parties").

BACKGROUND

WHEREAS, Fraser Papers Inc., a Canadian corporation (the "Stockholder"), indirectly owns all of the issued and outstanding shares of capital stock of the Seller;

WHEREAS, the Seller owns and operates the Seller Business (defined below);

WHEREAS, prior to the Closing, the Smart Parties will undertake the Smart Restructuring, and, at the Closing, the Parent will own all of the issued and outstanding equity securities of Smart and the Buyer; and

WHEREAS, this Agreement sets forth the terms and conditions upon which the Buyer is purchasing the Purchased Assets (defined below) and assuming the Assumed Liabilities (defined below) from the Seller, the Seller is selling the Purchased Assets and transferring the Assumed Liabilities to the Buyer and the Seller is obtaining certain equity interests in the Parent;

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged the Parties hereby agree as follows:

1. Definitions.

Certain terms used in this Agreement are listed in alphabetical order and defined or referred to below (such terms as well as any other terms defined elsewhere in this Agreement shall be equally applicable to both the singular and plural forms of the terms defined).

"AAA" is defined in **Section 11.3(c)**.

"Action" is defined in **Section 11.7**.

"Affiliates" mean, with respect to a particular Party, Persons controlling, controlled by, or under common control with that Party, as well as any officers and their immediate family members, directors and their immediate family members, and majority-owned entities of that Party and of its other Affiliates.

"Aggregate Working Capital Change" is defined in **Section 2.6(d)**.

"Agreement" means this Agreement, the Exhibits, and the Disclosure Schedules.

"APL Sale" means the sale of certain assets of Smart pursuant to that certain Asset Purchase Agreement dated February 27, 2004 by and between Smart and MeadWestvaco Maryland, Inc.

"Assumed Liabilities" are defined in **Section 2.3(a)**.

"Benefit Plan" means any employment, compensation, vacation, bonus, deferred compensation, incentive compensation, stock purchase, stock option, stock appreciation right, or other stock-based incentive, severance, change-in-control, or termination pay, hospitalization, or other medical, disability, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plans, programs, Contracts, arrangements, or employee benefit plans of a Party within the meaning of Section 3(3) of ERISA, sponsored, maintained, or contributed to or required to be contributed to by such Party or any ERISA Affiliate of such Party and any related or separate Contracts, plans, trusts, programs, policies, and arrangements that provide benefits of economic value to any present or former employee of the Seller or director, or present or former beneficiary, dependent, or assignee of any such present or former employee or director.

"Bill of Sale, Assignment, and Assumption Agreement" means a bill of sale, assignment, and assumption agreement by and between the Seller and the Buyer in substantially the same form as **Exhibit A**.

"Books and Records" means (i) all records and lists of the Seller primarily pertaining to the Purchased Assets or the Seller Business, (ii) products analysis reports, marketing analysis reports, and creative material primarily relating to the Seller Business, (iii) all books, ledgers, files, reports, plans, drawings, and operating records of every kind primarily pertaining to the Seller Business, (iv) all records with respect to suppliers primarily pertaining to the Seller Business, (v) all customer records, including principal contacts, addresses and telephone numbers, purchasing history, demographics, payment information, and any other information primarily pertaining to the Seller Business, and (vi) records relating to all product, business, and marketing plans primarily pertaining to the Seller Business; provided, however, that Books and Records do not include any medical, personnel, or other employment records pertaining to the employees of the Seller or any information that cannot be transferred to the Buyer under applicable Law.

"Business Day" means any day other than a Saturday, Sunday, or a day on which all banking institutions of New York are authorized or obligated by Law or executive order to close.

"Buyer" is defined above in the Preamble.

"Charter Documents" mean a Person's certificate or articles of incorporation, certificates defining the rights and preferences of securities, articles of organization, limited liability company operating agreement, general or limited partnership agreement, certificate of limited partnership, joint venture agreement, or other similar document governing the Person.

"CIT" means CIT Business Credit Canada Inc., a Canadian corporation.

"CIT Financing Agreement" means the Financing Agreement between CIT and the Stockholder, dated June 30, 2004, as amended, and any documents entered into or delivered in connection therewith.

"Claim Notice" is defined in **Section 11.3(a)**.

"Claim Response" is defined in **Section 11.3(a)**.

"Closing" is defined in **Section 3.1**.

"Closing Balance Sheets" are defined in **Section 2.6(c)(iii)**.

"Closing Certificates" mean the certificates to be delivered by the Seller at the Closing under **Section 3.2** and any other provisions hereof.

"Closing Date" is defined in **Section 3.1**.

"Closing Membership Units" are defined in **Section 2.2**.

"Code" means the Internal Revenue Code of 1986, as amended.

"Comparable Terms" are defined in **Section 6.4(b)**.

"Competing Business" is defined in **Section 6.4(b)**.

"Consideration" is defined in **Section 2.2**.

"Contingent Claim" is defined in **Section 11.9**.

"Contract" means any written or oral contract, agreement, lease, instrument, or other document or commitment, arrangement, undertaking, practice, or authorization (including all amendments, supplements, and modifications thereto) that is binding on any Person or its property under any applicable Law.

"Corporate Name" is defined in **Section 8.12**.

"Court Order" means any judgment, decree, injunction, order, or ruling of any Governmental Body that is binding on any Person or its property under applicable Law.

"Credit Support Arrangements" are defined in **Section 6.11**.

"Current Credit Facility" means the Loan and Security Agreement, dated February 9, 2001, by and between Smart and Congress Financial Corporation (Florida), as amended by Amendment No. 1 to Loan and Security Agreement dated August 20, 2003, Amendment No. 2 to Loan and Security Agreement dated August 10, 2003, and any other amendment or modification to the same, and all notes, guarantees, security agreements and other agreements, documents and instruments delivered in connection therewith, as each of the same may be amended, modified, replaced, or refinanced in connection with the Transactions.

"Damages" are defined in **Section 11.1**.

"Deciding Bankers" are defined in **Section 6.4(b)**.

"Deductible Amount" is defined in **Section 11.4(a)**.

"Default" means (a) a breach, default, or violation, (b) the occurrence of an event that with or without the passage of time or the giving of notice, or both, would constitute a breach, default, or violation or cause an Encumbrance to arise, or (c) with respect to any Contract, the occurrence of an event that with or without the passage of time or the giving of notice, or both, would give rise to a right of termination, cancellation, amendment, renegotiation, or acceleration or a right to receive damages or a payment of penalties.

"Disclosure Schedules" mean the Seller Disclosure Schedule and the Smart Disclosure Schedule.

"Draft Closing Balance Sheets" are defined in **Section 2.6(a)**.

"Encumbrances" mean any lien, mortgage, security interest, pledge, adverse claim, restriction on transferability, defect of title, or other claim, charge, or encumbrance of any nature whatsoever on any property or property interest, including any restriction on the use, voting, transfer, receipt of income, or other exercise of any attributes of ownership.

"Environmental Indemnification Cap" is defined in **Section 12.1(b)**.

"Environmental Law" means any and all Laws, Environmental Permits, legally binding policies and guidance documents, Court Orders, or agreements with any Governmental Body relating to the protection of

health and the environment, worker health and safety, and/or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, or Release of Hazardous Substances, including but not limited to: the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Hazardous Materials Transportation Act 49 U.S.C. § 1801 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act 7 U.S.C. § 136 et seq.; the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Occupational Safety & Health Act of 1970, 29 U.S.C. § 651 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Safe Drinking Water Act of 1974, 42 U.S.C. § 300(f) et seq.; and the state analogies thereto, all as amended or superseded; and any common law or statutory doctrine, including but not limited to, negligence, nuisance, trespass, personal injury, property damage, or natural resource damage related to or arising out of the presence, Release, or exposure to a Hazardous Substance.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means each business or entity which is a member of a "controlled group of corporations" under "common control" with a Party or an "affiliated service group" with a Party within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with a Party under Section 414(o) of the Code, or is under "common control" with a Party within the meaning of Section 4001(a)(14) of ERISA.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"Excluded Assets" are defined in **Section 2.1(b)**.

"Expiration Date" is defined in **Section 11.6**.

"Fraser Assets" are defined in **Section 6.4(b)**.

"GAAP" means generally accepted accounting principles as employed in the United States of America applied consistently with prior periods and with historical accounting practices and methods, provided that, in the case of the Seller, standards of materiality applicable to the Seller Business standing alone shall be employed without regard to standards of materiality used by the Seller in prior periods.

"Governmental Body" means any (a) nation, state, commonwealth, province, territory, county, municipality, district, or other jurisdiction of any nature, or any political subdivision thereof, (b) federal, state, local, municipal, foreign, or other government, or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, contractor, regulatory body, or other entity and any court, arbitrator, or other tribunal).

"Governmental Permits" mean any permits, licenses, registrations, certificates of occupancy, approvals, or other authorizations of any Governmental Body.

"Hazardous Substances" mean any toxic, carcinogenic, or hazardous gaseous, liquid or solid material or waste that may or could pose a hazard to the environment or human health or safety including (a) any "hazardous substances" as defined by the federal Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§9601 et seq., (b) any "extremely hazardous substance," "hazardous chemical," or "toxic chemical" as those terms are defined by the federal Emergency Planning and Community Right-to-Know Act, 42 U.S.C. §§11001 et seq., (c) any "hazardous waste," as defined under the federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq., (d) any

"pollutant," as defined under the federal Water Pollution Control Act, 33 U.S.C. §§1251 et seq., as any of such Laws in clauses (a) through (d) as amended, (e) any petroleum, petroleum hydrocarbons or petroleum products or by-products, or diesel fuel, (f) asbestos or asbestos-containing materials, lead or lead containing materials or polychlorinated biphenyls, and (g) any regulated substance or waste under any Laws that have been or are currently proposed to be enacted, promulgated, or issued by any federal, state, or local governmental authorities concerning protection of the environment.

"Hired Employees" is defined in **Section 8.3(a)**.

"HSR Act" is defined in **Section 5.25**.

"Illinois WARN Act" means he Illinois Business Economic Support Act, 30 Ill. Comp. Stat. 760/1 et. seq., as amended, or any similar applicable Law and any rules or regulations that have been issued in connection with the foregoing.

"Included Tax Refunds" is defined in **Section 2.1(a)(xxi)**.

"Indebtedness" means, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any obligation evidenced by any note, bond, debenture, or other debt security, (iii) any obligation to pay the deferred purchase price of property or services with respect to which a Person is liable as obligor or otherwise and any installment payment non-compete agreement (other than trade payables and other current liabilities incurred in the ordinary course), (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), (v) any indebtedness guaranteed in any manner by a Person (including guarantees in the form of an agreement to repurchase or reimburse, but excluding the endorsement of checks or other negotiable instruments for deposit or collection), (vi) any obligations under capitalized leases with respect to which a Person is liable, contingently or otherwise, as obligor, guarantor, or otherwise, or with respect to which obligations a Person assures a creditor against loss, (vii) any indebtedness secured by an Encumbrance on a Person's assets, (viii) any outstanding letter of credit, sight draft, bankers' acceptances, performance bond or similar surety obligation of a Person; provided, that any such obligation shall only be considered Indebtedness to the extent such obligation has actually been drawn (or circumstances exist which entitle the beneficiary to draw on) at or prior to the Closing Date, and (ix) any interest, principal, prepayment penalty, fees, or expenses to the extent paid in respect of those items listed in clauses (i) through (viii) of this definition.

"Indemnification Cap" is defined in **Section 11.4(a)**.

"Indemnification Preferred Account" means an "Indemnification Preferred Account" as such term is defined in the Parent LLC Agreement.

"Indemnified Party" is defined in **Section 11.3(a)**.

"Indemnified Seller Party" is defined in **Section 11.2(a)**.

"Indemnified Smart Party" is defined in **Section 11.1**.

"Indemnified Sun Party" is defined in **Section 11.2(b)**.

"Indemnitor" is defined in **Section 11.3(a)**.

"Indemnity Obligations" is defined in **Section 2.1(a)(xiv)**.

"Independent Accounting Firm" is defined in **Section 2.6(c)(ii)**.

"Independent Valuation Expert" is defined in **Section 6.4(b)**.

"Intellectual Property" means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Internet domain names, and the associated goodwill of any of the foregoing; franchises, inventions, discoveries, processes, formulae, designs, models, industrial designs, know-how, confidential information, proprietary information and trade secrets, whether or not patented or patentable; copyrights, writing and other copyrightable works and works in progress, databases, website content and software; all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world; all registrations and application for registration of any of the foregoing; and any renewals, extensions, continuations, continuations-in-part, divisionals, reexaminations or reissues or equivalent or counterpart of any of the foregoing in any jurisdiction throughout the world.

"IRS" means the U.S. Internal Revenue Service.

"Knowledge," "to the knowledge of," or phrases of similar import means, (i) with respect to a Smart Party, the actual knowledge of Timothy Needham, Daniel Maheu, and Bruce Silberman, and (ii) with respect to the Seller, the actual knowledge of Willis Blevins, Tom Steiner, John Pettit, and Wayne Johnson.

"Labor-Management Relations Act" means the Labor Management Relations Act of 1947, as amended.

"Landfill" means the landfill at the Seller's plant in Park Falls, Wisconsin.

"Landfill Credit Support Arrangement" is defined in **Section 6.11**.

"Law" means any statute, law, ordinance, regulation, order, or rule of any Governmental Body, including those Laws covering energy, transportation, bribery, record keeping, zoning, antidiscrimination, antitrust, wage and hour, and price and wage control matters, as well as common law.

"Liability" means any direct or indirect liability, indebtedness, obligation, expense, claim, loss, damage, deficiency, guaranty, or endorsement of or by any Person, absolute or contingent, accrued or unaccrued, due or to become due, liquidated or unliquidated, known or unknown.

"Liquidated Claim Notice" is defined in **Section 11.3(a)**.

"Litigation" means any lawsuit, action, arbitration, administrative proceeding, quasi-administrative proceeding, criminal prosecution, or Governmental Body's investigation or inquiry.

"Management Services Agreement" means the management services agreement between the Parent and Sun Premium Paper Advisors, LLC, a Delaware limited liability company, in substantially the form attached hereto as **Exhibit B**.

"Members' Agreement" means the members' agreement between Sun Holdco and the Seller in substantially the form attached hereto as **Exhibit C**.

"Minor Contract" means any Contract that is terminable by a party on not more than 30 days' notice without any Liability or any Contract under which the obligation of a party (fulfilled and to be fulfilled) involves an amount of less than $25,000 per annum or $30,000 over the remaining term of the Contract (without taking into consideration any extension on such Contract).

"National Labor Relations Act" means the National Labor Relations Act of 1935, as amended.

"Non-Assignable Contract" is defined in **Section 2.4**.

"Norbord" means Norbord Inc., a Canadian corporation.

"Old Management Agreement" means the Management Agreement dated February 9, 2001 by and between Sun Premium Paper Advisors, LLC, a Delaware limited liability company, and Smart.

"Ordinary course" or "ordinary course of business" means, with respect to an action taken by any Person, an action that (a) is consistent in nature, scope, and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person, and (b) is similar in nature, scope, and magnitude to actions customarily taken, without any material separate or special authorization, in the ordinary course of the normal, day-to-day operations of other Persons that are in the same line of business as such Person.

"Outstanding Checks" is defined in **Section 3.2(a)(v)**.

"Paperworkers Union" is defined in **Section 8.3(e)**.

"Parent" is defined above in the Preamble.

"Parent LLC Agreement" means the limited liability operating agreement among the Parent, Sun Holdco, and the Seller in substantially the form attached hereto as **Exhibit D**.

"Parent Undertaking Agreement" means the parent undertaking agreement by and between the Stockholder and the Buyer in substantially the same form as **Exhibit E**.

"Payment Block" means the inability on the part of the Smart Parties or any one of them to pay the indemnification claims pursuant to **Section 11** as a result of the provisions of (a) the Charter Documents of the Smart Parties (including the Parent LLC Agreement), (b) the Current Credit Agreement, as amended, or (c) any other document evidencing Indebtedness to which any Smart Party is a party.

"Parties" are defined above in the Preamble.

"Person" means any natural person, business trust, corporation, partnership, limited liability company, joint stock company, proprietorship, association, trust, joint venture, unincorporated association, or any other legal entity of whatever nature.

"Post-Closing Consideration Amount" is defined in **Section 2.6(d)**.

"Pre-Closing Tax Period" means any Taxable period or portion thereof beginning before the Closing Date. If a Taxable period begins on or before the Closing Date and ends after the Closing Date, then the portion of the Taxable period that ends on the Closing Date shall constitute a Pre-Closing Tax Period. In the case of Taxes arising in a Taxable period that includes, but does not end on, the Closing Date, except as provided in the next sentence, the allocation of such Taxes to the portion of such Taxable period ending on the Closing Date shall be made on the basis of an interim closing of the books as of the end of the Closing Date. In the case of any Taxes that are imposed on a periodic basis and are payable for a Taxable period that includes, but does not end on, the Closing Date, the portion of such Tax which relates to the portion of such Taxable period ending on the Closing Date shall (i) in the case of any Taxes, other than Taxes based upon or related to income or receipts (including franchise Taxes based on capitalization, debt, or shares of stock authorized, issued, or outstanding and *ad valorem* Taxes), be deemed to be the amount of such Tax for the entire Taxable period multiplied by a fraction the numerator of which is the number of days in the Taxable period ending on the Closing Date and the denominator of which is the number of days in the entire Taxable

period, and (ii) in the case of any Tax based upon or related to income or receipts, be deemed equal to the amount which would be payable if the relevant Taxable period ended on the Closing Date.

"Purchased Assets" are defined in **Section 2.1(a)**.

"Registration Rights Agreement" means the registration rights agreement between Sun Holdco, the Seller, and the Parent in substantially the form attached hereto as **Exhibit F**.

"Regulations" are defined in **Section 5.25**.

"Release" means any actual or threatened release, spill, emission, leaching, leaking, migration, dumping, emptying, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment.

"Released Party" is defined in **Section 6.8**.

"Releasing Party" is defined in **Section 6.8**.

"Resolution Period" is defined in **Section 11.3(c)**.

"Response Period" is defined in **Section 11.3(a)**.

"Restricted Party" is defined in **Section 6.4(a)**.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

"Seller" is defined above in the Preamble.

"Seller Accounts Payable" is defined in **Section 4.6(b)**.

"Seller Accounts Receivable" mean, as of any date, any trade accounts receivable of the Seller Business (net of rebate programs, short pays, discounts, quality claims, reserves for returns, and allowances for doubtful accounts).

"Seller Accounts Receivable Target" means $18,215,000.

"Seller Acquisition Proposal" means a proposal or offer (other than pursuant to this Agreement) for a merger, consolidation, or other business combination involving any proposal to acquire, in any manner, an equity interest in the Seller, or any of the Purchased Assets, other than (i) sales of Seller Inventory in the ordinary course of business and (ii) sales of capital assets that are obsolete or not used in the Seller Business.

"Seller Benefit Plans" are defined in **Section 4.18**.

"Seller Business" means the entire business, assets, operations, and facilities of the Seller's plant in Park Falls, Wisconsin and the Seller's distribution, converting, and warehousing facilities in West Chicago, Illinois, including the goodwill appurtenant to such business, assets, operations, and facilities and the design, manufacture, and sale of the products thereof and the furnishing of services to customers therewith.

"Seller Business Balance Sheet" is defined in **Section 4.5**.

"Seller Business Balance Sheet Date" is defined in **Section 4.5**.

"Seller Business Financial Statements" are defined in **Section 4.5**.

"Seller Closing Balance Sheet" is defined in **Section 2.6(c)(iii)**.

"Seller Contracts" are defined in **Section 4.14(d)**.

"Seller Disclosure Schedule" means any of the schedules attached hereto containing information relating to the Seller pursuant to **Section 4** and other provisions hereof that has been provided to the Smart Parties on the date hereof.

"Seller Draft Closing Balance Sheet" is defined in **Section 2.6(a)**.

"Seller Employees" are defined in **Section 8.3(b)**.

"Seller Environmental Condition" is defined in **Section 4.13(b)**.

"Seller Inventory" means all inventory of the Seller Business, including raw materials, supplies, packaging supplies, work in process, consignment inventory, inventory in transit, and finished goods.

"Seller IP" is defined in **Section 4.16**.

"Seller Material Adverse Effect" means a material adverse effect on (i) the Seller Business, including the assets, financial condition, Assumed Liabilities, results of operations, liquidity, products, competitive position, suppliers, supplier relations, customers, and customer relations thereof; provided, however, that in determining whether a Seller Material Adverse Effect has occurred, any event, change or effect, to the extent it is attributable to (a) any change resulting from general economic conditions that does not disproportionately impact the Seller Business; or (b) any change affecting companies in the same or similar industries to the industry in which the Seller Business operates that does not disproportionately impact the Seller Business (including legal or regulatory changes), shall not be considered in determining whether a Seller Material Adverse Effect has occurred, or (ii) the ability of the Seller to consummate the Transactions.

"Seller Net Working Capital" means the difference of (a) any and all "inventory" and "prepaid assets" of the Seller that are categorized as such on the Seller Balance Sheet or the Seller Closing Balance Sheet prepared in conformity with GAAP (and only to the extent that they are Purchased Assets) and (b) all "accounts payable" and "accrued expenses" of the Seller, that are categorized as such on the Seller Balance Sheet or the Seller Closing Balance Sheet prepared in conformity with GAAP (and only to the extent that they are Assumed Liabilities).

"Seller Net Working Capital Target" means $17,892,000.

"Seller Permitted Encumbrances" mean (i) Encumbrances for property taxes and assessments or other government charges or levies not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings, (ii) Encumbrances of mechanics, materialmen, laborers, warehousemen, carriers and other similar common law or statutory liens arising in the ordinary course of business for amounts not yet due and payable or the basis for which is being contested and adequate provision therefore has been made in the books of the appropriate entity, (iii) Encumbrances arising out of pledges or deposits under workers' compensation, unemployment insurance, or to secure the performance of bids, tenders of contracts or to secure statutory obligations of surety or appeal bonds, or to secure indemnity, performance or other similar bonds in the ordinary course of business, (iv) Encumbrances existing on the date of this Agreement and set forth in **Section 4.8 of the Seller Disclosure Schedule**, and (v) Encumbrances reflecting leases or purchase money security interests from the Person financing a purchase of equipment so long as the lien is limited to the specific equipment so acquired.

"Seller Prohibited Action" is defined in **Section 11.7**.

"Seller Purchase and Sale Orders" are defined in **Section 4.14(c)**.

"Seller Real Estate Leases" are defined in **Section 4.9(a)**.

"Seller Real Property" means all rights and interests in or to real property, including fee estates, leaseholds, and subleaseholds, purchase options, easements, licenses, privileges, hereditaments, appurtenances thereto, rights to access and rights of way, easements or prescriptive right, and all Structures, owned by the Seller or used or held for use primarily in the operation of the Seller Business, together with any additions thereto or replacements thereof.

"Seller Representatives" means any investment advisors, accountants, counsel, agents, or other Persons who may act on behalf of the Seller.

"Seller Required Consents" are defined in **Section 4.3**.

"Seller Tangible Real Assets" are defined in **Section 4.9(b)(iv)**.

"Seller's Report" is defined in **Section 2.6(b)**.

"Smart" is defined above in the Preamble.

"Smart Accounts Payable" is defined in **Section 5.6(b)**.

"Smart Accounts Receivable" mean, as of any date, any trade accounts receivable, notes receivable, employee advances, and any other miscellaneous receivables of the Smart Business.

"Smart Acquisition Proposal" means a proposal or offer (other than pursuant to or as contemplated by this Agreement) for a merger, consolidation, or other business combination involving any proposal to acquire, in any manner, an equity interest in Smart or all or substantially all of the Smart Assets, in each case, other than (i) options to purchase equity in Smart granted to employees and consultants, (ii) sales of Smart Inventory in the ordinary course of business, (iii) sales of capital assets that are obsolete or not used in the Smart Business, and (iv) the Smart Restructuring.

"Smart Assets" mean the assets owned by Smart and used, useful, or held for use in the Smart Business.

"Smart Balance Sheet" is defined in **Section 5.5**.

"Smart Balance Sheet Date" is defined in **Section 5.5**.

"Smart Benefit Plans" are defined in **Section 5.18(a)**.

"Smart Business" means the entire business, assets, operations, and facilities of Smart's business, including the goodwill appurtenant to such business, assets, operations, and facilities and the design, manufacture, and sale of the products thereof and the furnishing of services to customers therewith.

"Smart Closing Balance Sheet" is defined in **Section 2.6(c)(iii)**.

"Smart Contracts" are defined in **Section 5.14(d)**.

"Smart Disclosure Schedule" means any of the schedules attached hereto containing information relating to the Smart Parties pursuant to **Section 5** and other provisions hereof that has been provided to the Seller on the date hereof.

"Smart Draft Closing Balance Sheet" is defined in **Section 2.6(a)**.

"Smart Environmental Condition" is defined in **Section 5.13(b)**.

"Smart Financial Statements" are defined in **Section 5.5**.

"Smart Inventory" means all inventory of the Smart Business, including raw materials, supplies, packaging supplies, work in process, and finished goods.

"Smart IP" is defined in **Section 5.16**.

"Smart Material Adverse Effect" means a material adverse effect on (i) the Smart Business or the Smart Parties, including the assets, financial condition, Liabilities, results of operations, liquidity, products, competitive position, suppliers, supplier relations, customers, and customer relations thereof; provided, however, that in determining whether a Smart Material Adverse Effect has occurred, any event, change or effect, to the extent it is attributable to (a) any change resulting from general economic conditions that does not disproportionately impact the Smart Business; or (b) any change affecting companies in the same or similar industries to the industry in which the Smart Business operates that does not disproportionately impact the Smart Business (including legal or regulatory changes), shall not be considered in determining whether a Smart Material Adverse Effect has occurred, or (ii) the ability of the Smart Parties to consummate the Transactions.

"Smart Net Working Capital" means the difference of (a) any and all "cash," "accounts receivable" (net of short pays, discounts, quality claims, reserves for returns, and allowances for doubtful accounts), "prepaid assets," and "inventory" of Smart that are categorized as such on the Smart Balance Sheet or the Smart Closing Balance Sheet prepared in conformity with GAAP and (b) all "accounts payable" and "accrued expenses" (which includes payments under rebate programs) that are categorized as such on the Smart Balance Sheet or the Smart Closing Balance Sheet prepared in conformity with GAAP.

"Smart Net Working Capital Target" means $13,337,000.

"Smart Parties" are defined above in the Preamble.

"Smart Permitted Encumbrances" mean (i) Encumbrances for property taxes and assessments or other government charges or levies not yet delinquent or the validity of which is being contested in good faith by appropriate proceedings, (ii) Encumbrances of mechanics, materialmen, laborers, warehousemen, carriers and other similar common law or statutory liens arising in the ordinary course of business for amounts not yet due and payable or the basis for which is being contested and adequate provision therefore has been made in the books of the appropriate entity, (iii) Encumbrances arising out of pledges or deposits under workers' compensation, unemployment insurance, or to secure the performance of bids, tenders of contracts or to secure statutory obligations of surety or appeal bonds, or to secure indemnity, performance or other similar bonds in the ordinary course of business, (iv) Encumbrances existing on the date of this Agreement and set forth in **Section 5.8 of the Smart Disclosure Schedule,** (v) any other non-monetary Encumbrances and other title matters which do not materially detract from the value or materially interfere with the present use of the relevant asset or property, (vi) Encumbrances reflecting leases or purchase money security interests from the Person financing a purchase of equipment so long as the lien is limited to the specific equipment so acquired, and (vii) Encumbrances existing or arising under the Current Credit Facility.

"Smart Prohibited Action" is defined in **Section 11.7**.

"Smart Purchase and Sale Orders" are defined in **Section 5.14(c)**.

"Smart Real Estate Leases" are defined in **Section 5.9(a)**.

"Smart Real Property" means all rights and interests in or to real property, including fee estates, leaseholds, and subleaseholds, purchase options, easements, licenses, privileges, hereditaments, appurtenances thereto, rights to access and rights of way, easements or prescriptive right, and all Structures, owned by Smart, together with any additions thereto or replacements thereof.

"Smart Required Consents" are defined in **Section 5.3**.

"Smart Restructuring" is defined in **Section 7.5**.

"Smart Tangible Real Assets" are defined in **Section 5.9(b)(iv)**.

"Stockholder" is defined above in the Preamble.

"Stockholder Spinoff" means the transaction described in the Circular relating to the Notice of Annual and Special Meeting of Shareholders, Notice of Application and Management Proxy Circular with respect to an Arrangement Involving Nexfor Inc. dated May 3, 2004.

"Structures" are defined in **Section 4.9(b)(ii)**.

"Subject Accounts" are defined in **Section 4.24**.

"Sun Holdco" is defined above in the Preamble.

"Sun Premium Paper" means Sun Premium Paper Partners, L.P., a Delaware limited partnership.

"Supply Arrangements" are defined in **Section 8.4**.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxes" mean all taxes, duties, charges, fees, levies, or other assessments of any kind imposed by any Governmental Body including income, gross receipts, value-added, excise, withholding, personal property, real estate, sale, use, ad valorem, license, lease, service, severance, stamp, documentary, intangible, transfer, payroll, employment, customs, duties, alternative, add-on minimum, estimated, and franchise taxes (including any interest, penalties, surcharges, surtaxes, or additions attributable to or imposed on or with respect to any such tax or assessment) and including any liability for Taxes of another person by contract, as a transferee of successor, under Treas. Reg. §1.1502-6 or analogous state, local, or foreign law provision, or otherwise.

"Termination Date" is defined in **Section 3.1**.

"Transaction Documents" mean this Agreement, the Bill of Sale, Assignment, and Assumption Agreement, the Closing Certificates, and any other agreement, certificate, or instrument required to be executed, delivered, filed, or performed pursuant hereto or thereto.

"Transactions" mean the purchase and sale of the Purchased Assets at the Closing and the other transactions contemplated by the Transaction Documents.

"Transfer Taxes" is defined in **Section 8.8**.

"Transition Services Agreement" means the Transition Services Agreement to be entered into between the Buyer and the Seller at the Closing, to the extent necessary to provide the Buyer with accounting, information technology, collections, and other administrative services currently provided by the Seller or its Affiliates to the Seller Business, with such services to be performed by the Seller or its Affiliates for the Buyer (i) for a period (a) not to exceed one year after the Closing Date unless the Parties mutually agree otherwise and (b) not less than one year unless the Buyer agrees otherwise, (ii) for consideration in an amount not to exceed the amount, if any, historically allocated to the Seller Business by the Seller and its Affiliates for such services, and (iii) pursuant to such other terms as the Parties may mutually agree in good faith and that are substantially consistent with the terms normally associated with similar transactions.

"Unassumed Liability" is defined in **Section 2.3(b)**.

"Union Agreement" is defined in **Section 8.3(e)**.

"Units" mean the membership units of the Parent.

"Unliquidated Claim" is defined in **Section 11.3(a)**.

"UPE" is defined in **Section 5.25**.

"U.S." means the United States of America.

"WARN Act" means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq., as amended, or any similar applicable Law and any rules or regulations that have been issued in connection with the foregoing.

"Wisconsin Layoff Law" means Wisconsin Business Closing & Mass Layoff Law, Wis Stat. 109.07, as amended, or any similar applicable Law and any rules or regulations that have been issued in connection with the foregoing.

"Wisconsin Steam" means Fraser Wisconsin Steam, LLC, a Wisconsin limited liability company.

2. Sale and Purchase.

2.1 Agreement to Sell and Purchase.

(a) At the Closing, subject to the terms and conditions of this Agreement, the Seller shall grant, sell, convey, assign, transfer, and deliver to the Buyer, and the Buyer shall purchase from the Seller, all right, title, and interest of the Seller in and to all of the assets, properties, and rights of every kind, and description, real, personal, and mixed, tangible and intangible, wherever situated constituting, used, or held for primary use in the Seller Business on the Closing Date other than the Excluded Assets (the "Purchased Assets"), free and clear of all Encumbrances other than Seller Permitted Encumbrances, including the following:

(i) cash in an amount not less than the amount of all Outstanding Checks as of the Closing;

(ii) all Seller Inventory;

(iii) all Seller Real Property, including all Structures and Seller Tangible Real Assets located thereon or related thereto;

(iv) all Seller IP, along with all income, royalties, damages, and payments due or payable to the Seller as of the Closing Date or thereafter, including damages and payments for past, present, or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world and all copies and tangible embodiments of any such Seller IP in the Seller's possession or control;

(v) all bank accounts, safety deposit boxes, lock boxes, and the like that relate solely to the Seller Business, including the bank accounts, safety deposit boxes, lock boxes, and the like set forth on **Schedule 2.1(a)(v)**;

(vi) all owned furniture, fixtures, automobiles, leasehold improvements, tooling, machinery, and equipment;

(vii) all Books and Records;

(viii) all manufacturing, warehouse, and office supplies;

(ix) all deposits and advances and prepaid and other current assets that relate primarily to the Seller Business;

(x) all claims, warranties, guarantees, refunds, causes of action, rights of recovery, rights of set-off, and rights of recoupment of every kind and nature (whether or not known or unknown or contingent or non-contingent);

(xi) the right to receive and retain mail and other communications related to the Seller Business (other than mail related to the Excluded Assets);

(xii) the right to bill and receive payment for products shipped or delivered and services performed but unbilled or unpaid as of the Closing Date;

(xiii) all advertising, marketing, and promotional materials and all other printed or written materials;

(xiv) subject to **Section 2.5**, all indemnity obligations provided by third parties that primarily relate to the Purchased Assets or the Seller Business in effect as of the Closing Date (the "Indemnity Obligations");

(xv) subject to **Section 2.4**, all rights under the Seller Real Estate Leases and any easements, deposits, or other rights pertaining thereto;

(xvi) to the extent transferable (and, if not, then subject to **Section 2.4** to the extent that the Seller is legally able to provide its rights thereunder in accordance with **Section 2.4**), all rights under any Governmental Permits;

(xvii) all rights related to any prepaid expenses;

(xviii) all assets of the Seller reflected on the Seller Business Balance Sheet except for those assets sold or otherwise disposed of since the Seller Business Balance Sheet Date in the ordinary course of business;

(xix) all proceeds for claims relating to Purchased Assets under any insurance Contracts arising prior to the Closing Date only;

(xx) subject to **Section 2.4**, all rights under any Contracts;

(xxi) all of the outstanding membership interests and other equity interests of Wisconsin Steam; and

(xxii) documents and work product related to the Seller's efforts to create a Tax efficient structure using the power generation assets of the Seller Business and all rights to refunds and credits of Taxes related thereto to the extent such Tax relates to any Pre-Closing Tax Period (the "Included Tax Refunds").

(b) Notwithstanding the foregoing, the Purchased Assets shall not include any of the following (the "Excluded Assets"):

(i) the corporate seals, Charter Documents, minute books, stock books, Tax returns, books of account, or other records having to do with the corporate organization of the Seller;

(ii) the rights that accrue or will accrue to the Seller under this Agreement;

(iii) the Seller Accounts Receivable;

(iv) all rights to refunds and credits of Taxes paid by the Seller to the extent such Tax relates to any Pre-Closing Tax Period, other than the Included Tax Refunds; and

(v) the Excluded Assets specified on **Schedule 2.1**.

2.2 Consideration. In consideration of the grant, sale, conveyance, assignment, transfer, and delivery of the Purchased Assets to the Buyer, and in addition to the assumption by the Buyer of the Assumed Liabilities, the Parent shall issue to the Seller 4,000,000 Units representing forty percent (40%) of the outstanding common membership units of the Parent (the "Closing Membership Units" and, together with the assumption of the Assumed Liabilities by the Buyer and any additional amounts to be contributed by the Seller pursuant to **Section 2.6**, the "Consideration").

2.3 Assumption of Liabilities.

(a) At the Closing, the Buyer shall assume and agree to pay, discharge, or perform, as appropriate, when due only the Liabilities of the Seller specifically identified below in this **Section 2.3(a)** (the "Assumed Liabilities"):

(i) all accrued expenses and accounts payable of the Seller Business set forth on **Schedule 2.3(a)(i)**, but in each case only as set forth on the Seller Business Balance Sheet (and only to the extent that they shall not have been satisfied prior to the Closing) or incurred since the Seller Business Balance Sheet Date in the ordinary course of business;

(ii) all Liabilities of the Seller Business set forth on **Schedule 2.3(a)(ii)**, but in each case only as are specifically reflected, disclosed, or reserved for on the Seller Business Balance Sheet (but only to the extent that they shall not have been satisfied prior to the Closing and including any adjustments to the amounts listed on **Schedule 2.3(a)(ii)** occurring in the ordinary course of business);

(iii) all Liabilities of the Seller Business set forth in **Schedule 2.3(a)(iii);**

(iv) all Liabilities of the Seller Business which arise under any Environmental Law (whether before or after the Closing); provided, however, that Buyer shall not assume any Liabilities which arise under any Environmental Law that involve criminal or otherwise unlawful acts and omissions in each case that occur prior to the Closing, which include, acts and omissions for which fines or penalties are a potential result;

(v) any post-Closing executory obligations under those Contracts identified as assumed (A) Contracts on **Section 4.14(a) of the Seller Disclosure Schedule** and those Contracts related to the Seller Business that would have been identified as an assumed Contract on **Section 4.14(a) of the Seller Disclosure Schedule** but for such Contract being designated as a Minor Contract and (B) the Seller Purchase and Sale Orders on **Section 4.14(c) of the Seller Disclosure Schedule** (and, for the avoidance of doubt, any pre-Closing Liabilities under such Contracts to the extent assumed pursuant to **Section 2.3(a)(i)**); provided, however, that the aggregate amount of Liabilities assumed by the Buyer pursuant to such Minor Contracts shall not exceed $100,000; provided, further, that in no case is the Buyer assuming any Liabilities for any amounts due or which may become due or owing under Contracts, whether known or unknown on the date hereof, (A) arising out of or relating to a breach or default thereof by the Seller in each case on or prior to the Closing (B) to the extent that any such Contract relates in whole or in part to any business of the Seller or its Affiliates other than the Seller Business; provided, however, that at the Closing, the Buyer shall assume the Liabilities related to that portion of any such Contract related to the Seller Business; and

(vi) any Liabilities of the Seller (other than Tax Liabilities and other Liabilities each of which is solely attributable to the Seller's ownership of the Units on or after the Closing, which Liabilities shall remain the responsibility of the Seller) arising out of the Buyer's operation of the Seller Business or the Buyer's ownership or use of the Purchased Assets, to the extent arising after the Closing Date.

(b) Notwithstanding **Section 2.3(a)** above or any other provision of this Agreement, the Buyer is not assuming under this Agreement or any other Transaction Document any Liability that is not specifically identified as an Assumed Liability under **Section 2.3(a)** (each, an "Unassumed Liability"). Each Unassumed Liability is, and at all times shall remain, the obligation of the Seller. The Parties acknowledge and agree that disclosure of any obligation or Liability on the Seller Disclosure Schedule shall not create an Assumed Liability or other Liability of the Smart Parties, except where such disclosed obligation or Liability has been expressly assumed by the Buyer as an Assumed Liability in accordance with the provisions of **Section 2.3(a)** hereof.

2.4 Consent of Third Parties. Nothing in this Agreement shall be construed as an attempt by the Seller to assign to the Buyer pursuant to this Agreement any Contract, permit, franchise, claim, or asset included in the Purchased Assets that is by its terms, Contract, or Law nonassignable without the consent of any other party or parties, unless such consent or approval shall have been given, or as to which all the remedies for the enforcement thereof available to the Seller would not by Contract pass to the Buyer as an incident of the assignments provided for by this Agreement (a "Non-Assignable Contract"). To the extent that any Seller Required Consent in respect of, or a novation of, a Non-Assignable Contract shall not have been obtained on or before the Closing Date, the Buyer may elect to proceed with the Closing, in which case, the Seller shall continue to use commercially reasonable efforts to obtain any such Seller Required Consent or novation after the Closing Date until such time as it shall have been obtained, and the Seller shall cooperate

with the Buyer in any economically feasible arrangement to provide that the Buyer shall receive the interest of the Seller in the benefits under such Non-Assignable Contract, including performance by the Seller as agent if economically feasible, provided that the Buyer shall undertake to pay or satisfy the corresponding Liabilities under the terms of such Non-Assignable Contract to the extent that the Buyer would have been responsible therefor if such consent or approval had been obtained. The Seller shall pay and discharge, and shall indemnify and hold harmless the Buyer and its Affiliates from and against, any and all Damages in obtaining or seeking to obtain any such Seller Required Consent before the Closing Date. Nothing contained in this **Section 2.4** or elsewhere in this Agreement shall be deemed a waiver by the Buyer of its right to have received on the Closing Date an effective assignment of all of the Purchased Assets or of the covenant of the Seller to obtain all of the Seller Required Consents, nor shall this **Section 2.4** or any other provision of this Agreement be deemed to constitute an agreement to exclude from the Purchased Assets any Contracts as to which a Seller Required Consent may be necessary.

2.5 Non-Transferable Indemnity Obligations. After the Closing Date, at the Buyer's reasonable request and at the Seller's sole cost and expense, the Seller shall use all commercially reasonable efforts to collect any amounts that may be recoverable under the terms and provisions of any Indemnity Obligations that are not transferable to the Buyer without the consent of a third party and remit any proceeds received in respect of such Indemnity Obligations to the Buyer.

2.6 Post-Closing Purchase Price Adjustment. There shall be an additional amount of Consideration contributed by the Seller after the Closing Date as set forth below.

(a) Draft Closing Balance Sheets. As soon as practicable following the Closing, the Buyer shall prepare (i) a consolidated balance sheet of the Seller Business as of the Closing Date (the "Seller Draft Closing Balance Sheet"), which shall also include (A) a calculation of Seller Net Working Capital as of the Closing Date and (B) a calculation of Seller Accounts Recievable as of the Closing Date, (ii) a consolidated balance sheet of the Smart Business as of the Closing Date (the "Smart Draft Closing Balance Sheet" and, together with the Seller Draft Closing Balance Sheet, the "Draft Closing Balance Sheets"), which shall also include a calculation of Smart Net Working Capital as of the Closing Date, and (iii) a calculation of the Post-Closing Consideration Amount derived from the Draft Closing Balance Sheets. The Seller Draft Closing Balance Sheet shall be prepared in conformity with GAAP applied on a basis consistent with that applied in the preparation of the Seller Financial Statements with only such deviations from GAAP as are set forth in **Section 4.5 of the Seller Disclosure Schedule**. The Smart Draft Closing Balance Sheet shall be prepared in conformity with GAAP applied on a basis consistent with that applied in the preparation of the Smart Financial Statements with only such deviations from GAAP as are set forth in **Section 5.5 of the Smart Disclosure Schedule**. The Buyer will deliver the Draft Closing Balance Sheets to the Seller not later than 30 days following the Closing Date. After the Closing, the Seller shall provide the Buyer and its representatives with all information and such reasonable access as they may reasonably require to determine the amount of Seller Accounts Receivable to be reflected on the Seller Draft Closing Balance Sheet.

(b) Review by the Seller. Following the Seller's receipt of the Draft Closing Balance Sheets from the Buyer, the Seller shall review the Draft Closing Balance Sheets. As soon as practicable, but in any event within 21 calendar days of receipt of the Draft Closing Balance Sheets, the Seller shall provide to the Buyer a written report indicating its agreement with, or specific, itemized, and quantified objections to, either or both of the Draft Closing Balance Sheets and providing the Seller's calculation of the Post-Closing Consideration Amount from the Draft Closing Balance Sheets as so objected to by the Seller (the "Seller's Report"). Failure by the Seller so to object to either Draft Closing Balance Sheet within such 21-calendar-day period shall be deemed to be the Seller's acceptance of such Draft Closing Balance Sheet.

(c) Agreement on Closing Balance Sheet.

(i) Within 15 calendar days of the receipt by the Buyer of the Seller's Report, the Seller and the Buyer shall endeavor to agree on any matters in dispute. Any such agreement shall be in writing and binding upon each of the Buyer and the Seller with respect to the subject matter of any such dispute.

(ii) If the Buyer and the Seller are unable to agree on any remaining matters in dispute within 15 calendar days after receipt of the Seller's Report, then the matters in dispute will be submitted for resolution to the national office of PricewaterhouseCoopers or such other independent accounting firm of national reputation as may be mutually acceptable to the Seller and the Buyer (the "Independent Accounting Firm"), which shall within 30 calendar days of such submission determine and issue a written report to the Seller and the Buyer upon such disputed items (in no event enlarging upon any such disputed item beyond the calculation thereof set forth in the Seller's Report and in no event adding any new or additional item to those set forth in the Seller's Report) and such written report shall be a decision final and binding upon the Parties. The Seller and the Buyer shall cooperate reasonably with each other and each other's representatives to enable the Independent Accounting Firm to render a written decision as promptly as possible. The fees and disbursements of the Independent Accounting Firm shall be borne by the Parties in proportion to the aggregate differences between their respective calculations of the Post-Closing Consideration Amount as derived from the Draft Closing Balance Sheets and set forth on the Seller's Report, as applicable, and the amount of the actual Post-Closing Consideration Amount as derived from the final Closing Balance Sheet.

(iii) The balance sheet incorporating the resolution of matters in dispute (if any) with respect to the Seller Draft Closing Balance Sheet, or, in the alternative, the Seller Draft Closing Balance Sheet as approved in writing by the Seller (or deemed approved by the Seller), is referred to as the "Seller Closing Balance Sheet." The balance sheet incorporating the resolution of matters in dispute (if any) with respect to the Smart Draft Closing Balance Sheet, or, in the alternative, the Smart Draft Closing Balance Sheets as approved in writing by the Seller (or deemed approved by the Seller), is referred to as the "Smart Closing Balance Sheet" and, together with the Seller Closing Balance Sheet, the "Closing Balance Sheets." The Closing Balance Sheets shall have the legal effect of an arbitral award and shall be final, binding, and conclusive on the Parties.

(d) Post-Closing Consideration Amount. Within two Business Days after the Closing Balance Sheets are approved in writing by the Seller (or deemed approved by the Seller), the Seller shall pay the Buyer (by wire transfer of immediately available funds to an account designated by the Buyer) an amount (the "Post-Closing Consideration Amount") equal to (i) the Seller Accounts Receivable Target, minus (ii) the sum of (A) $13,000,000, plus (B) the Aggregate Working Capital Change, but only if such Post-Closing Consideration Amount is a positive number.

For purposes of this **Section 2.6**, "Aggregate Working Capital Change" means a positive or negative number equal to the sum of (A) the Seller Net Working Capital reflected on the Seller Closing Balance Sheet minus the Seller Net Working Capital Target (the result of which may be a positive or negative number), plus (B) the Smart Net Working Capital Target minus the Smart Net Working Capital reflected on the Smart Closing Balance Sheet (the result of which may be a positive or negative number).

(e) No Payment by Smart Parties. In no event shall any of the Smart Parties pay or be obligated to pay any amounts under this **Section 2.6** to the Seller.

3. Closing.

3.1 Location and Date. The closing for the Transactions (the "Closing") shall be held at the offices of Morgan, Lewis & Bockius LLP in New York, New York, at 10:00 a.m. (local time) as promptly as

practicable (and in any event within one Business Day) after the date on which there has been a satisfaction or waiver of the conditions to the consummation of the Transactions set forth in **Sections 9** and **10** (other than conditions which by their terms are to be satisfied at the Closing), but in any event not later than March 15, 2005 (the "Termination Date"), unless the Parties agree in writing to another date or place. The date on which the Closing occurs is referred to herein as the "Closing Date."

3.2 Deliveries. At the Closing, subject to the terms and conditions contained herein:

(a) The Seller shall deliver to the Smart Parties:

(i) an executed counterpart to the Bill of Sale, Assignment, and Assumption Agreement;

(ii) a certificate of an executive officer of the Seller to the effect set forth in **Sections 10.1**, **10.2**, and **10.3**, and each such certificate shall be deemed a representation of the Seller for the purposes of **Section 11**;

(iii) all Seller Required Consents which shall (A) be in form and substance reasonably satisfactory to the Buyer, (B) not be subject to the satisfaction of any condition that has not been satisfied or waived, and (C) be in full force and effect;

(iv) executed releases of any Encumbrance identified on **Section 4.8 of the Seller Disclosure Schedule** in forms satisfactory to the Buyer in its sole discretion;

(v) a complete and correct list of each outstanding but unpresented and unpaid check as of the Closing issued by the Seller Business (the "Outstanding Checks");

(vi) a duly completed and executed certification of non-foreign status pursuant to Section 1.1445-2(b)(2) of the Treasury regulations;

(vii) executed and acknowledged deeds with full covenants of warranty as to the Seller's good and marketable fee simple title to convey the title of the Seller, in form reasonably acceptable to Smart Parties, with respect to the Seller Real Property;

(viii) executed assignment and assumption agreements in form reasonably acceptable to the Smart Parties, with respect to the Seller Real Estate Leases;

(ix) such affidavits, indemnities, and information as the Smart Parties' title insurance company shall reasonably require in order to insure the Smart Parties' title to the Seller Real Property in accordance with this Agreement;

(x) an executed counterpart to the Parent LLC Agreement signed by the Seller;

(xi) an executed counterpart to the Members' Agreement signed by the Seller;

(xii) an executed counterpart to the Registration Rights Agreement signed by the Seller;

(xiii) an executed counterpart to the Transition Services Agreement signed by the Seller;

(xiv) an executed counterpart to the Parent Undertaking Agreement signed by the Stockholder; and

(xv) such other instruments of conveyance and transfer, in forms reasonably satisfactory to the Buyer and its counsel, as shall be necessary and effective to transfer and assign to, and vest in, the Buyer all of the Seller's right, title, and interest in and to the Purchased Assets. Simultaneously with such deliveries, all such steps will be taken by the Seller as may be required to put the Buyer in actual possession and operating control of the Purchased Assets.

(b) The Smart Parties shall deliver to the Seller:

(i) an executed counterpart to the Bill of Sale, Assignment, and Assumption Agreement;

(ii) an executed counterpart to the Parent LLC Agreement signed by the Parent and Sun Holdco;

(iii) an executed counterpart to the Members' Agreement signed by Sun Holdco;

(iv) an executed counterpart to the Registration Rights Agreement signed by Sun Holdco;

(v) documents and other information confirming that the Smart Restructuring has occurred;

(vi) an executed counterpart to the Transition Services Agreement signed by the Buyer;

(vii) a certificate of an executive officer of the Buyer to the effect set forth in **Sections 9.1**, **9.2** and **9.3** with respect to the Buyer, and each such certificate shall be deemed a representation of the Buyer for the purposes of **Section 11**;

(viii) an executed counterpart to the Parent Undertaking Agreement signed by the Parent, Smart, and the Buyer; and

(ix) such other instruments of assumption, in forms reasonably satisfactory to the Seller and its counsel, as shall be necessary and effective for the Buyer to assume the Assumed Liabilities. Simultaneously with such deliveries, all such steps will be taken by the Seller as may be required for the assumption by the Buyer of the Assumed Liabilities in accordance with the terms herein..

4. Representations and Warranties with Respect to the Seller.

The Seller hereby represents and warrants to the Smart Parties, as of the date hereof and as of the Closing Date, as follows:

4.1 Corporate Status. The Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated and is duly qualified or licensed to do business as a foreign corporation in each jurisdiction where the ownership of any asset or the conduct of the Seller Business would require it to be so qualified or licensed, except such jurisdictions where the failure to be so qualified or licensed could not reasonably be expected to have a Seller Material Adverse Effect.

4.2 Authorization. The Seller has the requisite power and authority to (a) own the Purchased Assets, (b) carry on the Seller Business, (c) execute and deliver the Transaction Documents to which it is or will be a party, and (d) perform the Transactions. Such execution, delivery, and performance by the Seller has been duly authorized by all necessary corporate action, including approval by the Stockholder. Each Transaction Document executed and delivered or to be executed and delivered at or prior to the Closing by the Seller has been duly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors' rights generally and by general principles of equity.

4.3 Consents and Approvals. Except for any notices, filings, consents, or approvals specified in **Section 4.3 of the Seller Disclosure Schedule** and except for filings that may be required to be filed by the Buyer or its Affiliates to comply with the HSR Act (any such notice, filing, consent or approval marked with an asterisk in said **Section 4.3 of the Seller Disclosure Schedule** being referred to as, the "Seller Required Consents"), neither the execution and delivery by the Seller of the Transaction Documents to which it is a party, nor the performance of the Transactions performed or to be performed by the Seller, (i) require any notice, filing, consent, renegotiation, or approval, constitute a Default, cause any payment obligation to arise, or (ii) give any Person the right to challenge any of the Transactions under (a) any Law or Court Order to which the Seller is subject, (b) the Charter Documents or bylaws of the Seller, or (c) any Contract, Governmental Permit, or other document to which the Seller is a party or by which the properties or other assets of the Seller (including the Purchased Assets) may be bound.

4.4 Stock Ownership. All of the Seller's issued and outstanding shares of capital stock are beneficially owned by the Stockholder.

4.5 Seller Business Financial Statements. **Section 4.5 of the Seller Disclosure Schedule** contains correct and complete copies of the Seller Business' consolidated financial statements consisting of a balance sheet as of October 23, 2004 and the statements of income for the periods January 1, 2004 through November 20, 2004. **Section 4.5 of the Seller Disclosure Schedule** also contains correct and complete copies of the consolidated financial statements for the Seller Business consisting of balance sheets as of December 31, 2003 and the related statements of income for the year then ended and for the year ended December 31, 2002. All such financial statements are referred to herein collectively as the "Seller Business Financial Statements." The Seller Business Financial Statements are based on the books and records of the Seller Business have been prepared in accordance with GAAP consistently applied and accurately present, in all material respects, the financial position and assets and liabilities of the Seller Business as of the dates thereof, and the results of its operations for the periods then ended, subject to normal recurring year-end adjustments and the absence of notes. The balance sheet of the Seller Business as of October 23, 2004 that is included in the Seller Business Financial Statements is referred to herein as the "Seller Business Balance Sheet", and the date thereof is referred to as the "Seller Business Balance Sheet Date."

4.6 Seller Accounts Receivable; Seller Accounts Payable.

(a) The Seller Accounts Receivable held by the Seller are bona fide Seller Accounts Receivable created in the ordinary course of business. There is no contest, claim, defense, or right of set-off, other than returns in the ordinary course of business, of any account debtor relating to the amount or validity of any Seller Account Receivable. **Section 4.6(a) of the Seller Disclosure Schedule** contains a complete and accurate list of all Seller Accounts Receivable as of October 23, 2004 and sets forth the aging of each such Seller Account Receivable. The Seller does not know of any facts or circumstances (other than general conditions affecting the U.S. economy and not disproportionately affecting the Seller) that could reasonably be expected to result in any material increase in the uncollectibility of such Seller Accounts Receivable.

(b) Set forth on **Section 4.6(b) of the Seller Disclosure Schedule** is a true, correct, and complete list, as of October 23, 2004 (such list to be updated by the Seller to a date not more than five Business Days prior to the Closing and delivered to the Buyer not more than two Business Days prior to the Closing) of the accounts and notes payable and accrued expenses (collectively, the "Seller Accounts Payable") of the Seller related to the Seller Business specifying in the case of each payable, the payee, the face amount of such payable, and the age of such payable (regardless of classification on the balance sheet account and any defenses, set-offs, or counterclaims that may exist with respect thereto), which list includes an aging of all Seller Accounts Payable showing amounts owing in 30-day aging categories. Each Seller Account Payable has been incurred or have arisen only in the ordinary course. Except as specified on **Section 4.6(b) of the Seller Disclosure Schedule,** there is no dispute between the Seller on the one hand and any payee on the other with respect to any Seller Account Payable.

4.7 Seller Inventory. Except as described in **Section 4.7 of the Seller Disclosure Schedule,** the Seller Inventory included in the Purchased Assets consists of items of good, usable, and merchantable quality without discount in all material respects and, to the Seller's knowledge, none of such Seller Inventory is damaged or defective in any material respect, or obsolete. Such Seller Inventory is recorded in the Seller Business Financial Statements in accordance with GAAP subject to normal year end adjustments that, individually or in the aggregate, are not material, and each write-down of such Seller Inventory that should have been made pursuant to GAAP during the past two years has been made.

4.8 Title to Purchased Assets and Related Matters. Except as described in **Section 4.8 of the Seller Disclosure Schedule,** the Seller has good and marketable title to, valid leasehold interests in, or valid licenses to use all of the Purchased Assets, free from any Encumbrances other than Seller Permitted Encumbrances. Except as described in **Section 4.8 of the Seller Disclosure Schedule**, the use of the Purchased Assets is not subject to any Encumbrances (other than Seller Permitted Encumbrances), and, to the Seller's knowledge, such use does not encroach on the property or rights of any Person. The Purchased Assets constitute all of the assets, properties, licenses and other Contracts necessary to permit the Buyer to conduct the Seller Business in substantially the same manner that it has been conducted by the Seller immediately prior to the date hereof and during the period from the date hereof until the Closing. Subject to **Section 2.4**, there are no assets or properties used in the operation of the Seller Business that are owned by any Person other than the Seller that will not be licensed or leased to the Buyer under valid, current license arrangements or leases.

4.9 Seller Real Property.

(a) **Section 4.9(a)(i) of the Seller Disclosure Schedule** contains a complete and accurate description of all Seller Real Property (including tax parcel identification numbers and legal description) and all Encumbrances thereon and lists any Contracts (the "Seller Real Estate Leases") under which any such Seller Real Property is occupied or used by the Seller or in the operation of the Seller Business, current and complete copies of which have been previously delivered to the Buyer.

(b) Except as set forth in **Section 4.9(b) of the Seller Disclosure Schedule**:

(i) the Seller has good, marketable, undivided fee simple title, insurable as such at regular rates by a nationally recognized title insurance company, to the Seller Real Property it owns free and clear of any Encumbrances (other than Seller Permitted Encumbrances) and each Seller Real Estate Lease is in full force and effect and has not been assigned, modified, supplemented, or amended and neither landlord nor tenant under any such Seller Real Estate Lease is in Default under any such Seller Real Estate Lease, and, to the Seller's knowledge, no circumstance or set of circumstances exists (including the Transactions) which, with the giving of notice or the passage of time, or both, would permit such landlord or tenant to terminate any such Seller Real Estate Lease or to seek payment of a fee in connection with the Transactions;

(ii) such legal descriptions for the Seller Real Property contained in the respective deeds thereof describe the properties fully and adequately; all buildings, structures, fixtures, facilities, and improvements ("Structures") to any Seller Real Property are located within the boundary lines of such Seller Real Property no buildings, structures, fixtures, facilities, or improvements to any parcel adjacent to the Seller Real Property encroach onto any portion of the Seller Real Property; the Structures do not encroach on any easement which burdens any portion of the Seller Real Property, and none of the Seller Real Property serves any adjacent parcel for any purpose inconsistent with the use of the Seller Real Property or otherwise encroaches upon the real property of any Person;

(iii) the Seller has good and valid rights of physical and legal ingress and egress to and from the Seller Real Property from and to the public systems for all usual street, road, and utility purposes and to the knowledge of the Seller, no conditions exist that would result in the termination of such ingress and egress;

(iv) to the Seller's knowledge, all Structures and all structural, mechanical, and other physical systems thereof that constitute part of the Seller Real Property, including the walls, roofs, and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, communications, mechanical, water, sewer, waste water, storm water, paving, and parking equipment, systems, and facilities included therein, and other material items at the Seller Real Property (collectively, the "Seller Tangible Real Assets"), are free of material defects, in good operating condition and repair in all material respects and fit for the particular purpose for which they are used; no maintenance or repair to the Seller Real Property, the Structures, or any Seller Tangible Real Asset has been unreasonably deferred;

(v) all water, sewer, gas, electric, telephone, communications, and drainage facilities, and all other utilities required by any applicable Law or by the use and operation of the Seller Real Property in the operation of the Seller Business are installed to the Seller Real Property, are connected pursuant to valid permits to municipal or public or other utility services or proper drainage facilities, are in working condition and are adequate to service the Seller Real Property in the operation of the Seller Business in the ordinary course and to permit full compliance, in all material respects, with the requirements of all Laws in the operation of the Seller Business in the ordinary course;

(vi) the Seller Real Property and all present uses and operations of the Seller Real Property comply, in all material respects, with all applicable Laws, Court Orders, Governmental Permits, or restrictions of any Governmental Body having jurisdiction over any portion of the Seller Real Property, including those relating to zoning, land use, safety, health, employment and employment practices, and access by the handicapped, covenants, conditions, restrictions, easements, disposition Contracts, and similar matters affecting the Seller Real Property;

(vii) there are no pending, or to the knowledge of the Seller, threatened, condemnation, fire, health, safety, environmental, building, zoning, or other land use regulatory proceedings, lawsuits, or administrative actions relating to any portion of the Seller Real Property or any other matters that do or may adversely affect the current use, occupancy, or value thereof, nor has the Seller received notice of any pending or threatened special assessment proceedings affecting any portion of the Seller Real Property;

(viii) no portion of the Seller Real Property or the Structures has suffered any damage by fire or other casualty since the Seller Business Balance Sheet Date that has not heretofore been completely repaired and restored to its original condition; and

(ix) there are no outstanding options, rights of first offer, or rights of first refusal or other similar Contracts or rights to purchase or lease the Seller Real Property, or any portion thereof or interest therein, other than this Agreement.

4.10 Personal Property. **Section 4.10 of the Seller Disclosure Schedule** is a complete schedule of all fixed assets, describing all items of tangible personal property that were included in the Seller Business Balance Sheet at a carrying value of at least $10,000, except for personal property sold, retired, or otherwise disposed of since the Seller Business Balance Sheet Date in the ordinary course of business. All of such personal property included in **Section 4.10 of the Seller Disclosure Schedule** is, and any such personal property acquired after the date hereof in accordance with **Section 6.1** will, in all material respects, be, usable in the ordinary course of business (other than assets that are not used in the operation of the Seller Business), and conforms and will conform, in all material respects, with any applicable Laws relating to its construction, use, and operation. In all material respects, the Purchased Assets, taken as a whole, are suitable for the purposes for which such assets are currently used or are held for use, to the Seller's knowledge, are free from defects, and are in good working condition, subject to normal wear and tear, and there are no facts or conditions affecting the Purchased Assets that could reasonably be expected, individually or in the aggregate, to interfere in any material respect with the use, occupancy, or operation thereof as used, occupied, or operated prior to the date hereof and the Closing Date or their adequacy for such use.

4.11 Taxes.

(a) Except as set forth in **Section 4.11(a) of the Seller Disclosure Schedule**, the Seller has filed all Tax Returns required to be filed by it except where the failure to file could not reasonably be expected to result in a Seller Material Adverse Effect. Except as set forth in **Section 4.11(a) of the Seller Disclosure Schedule**, all Taxes owed by the Seller shown on any such Tax Return have been paid or, if not yet due and payable, properly and fully accrued on the Seller Business Balance Sheet. The Seller is not currently the beneficiary of any extension of time within which to file any Tax Return. Except as set forth in **Section 4.11(a) of the Seller Disclosure Schedule**, no claim has ever been made by any Governmental Body in a jurisdiction where the Seller does not file Tax Returns that the Seller is or may be subject to taxation by that jurisdiction. There are no liens for Taxes on any of the assets of the Seller, including the Purchased Assets, except for Taxes not yet due and payable.

(b) The Seller has properly withheld and timely paid to the proper Governmental Body all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto in connection with any amounts paid to any employee, independent contractor, creditor, stockholder, or third party, except where any such failure could not reasonably be expected to have a Seller Material Adverse Effect.

(c) To the Seller's knowledge, there is no dispute or claim concerning any Liability of the Seller in respect of any Tax claimed or raised by any Governmental Body in writing. The Seller has delivered to the Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Seller since its inception.

(d) Except as set forth on **Section 4.11(d) of the Seller Disclosure Schedule**, the Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(e) The Seller is not a party to any joint venture, partnership, or other arrangement treated as a partnership for federal income Tax purposes which constitutes any portion of the Seller Business or the Purchased Assets.

(f) Set forth on **Section 4.11(f) of the Seller Disclosure Schedule** is the Seller Business' federal employer identification number and any tax or employer identification number used in any state or foreign jurisdiction by the Seller Business.

(g) All Assumed Liabilities are "qualified liabilities" within the meaning of Treasury Regulation Section 1.707-5(a)(6).

4.12 Subsidiaries. Except as set forth on **Section 4.12 of the Seller Disclosure Schedule,** the Seller does not own, directly or indirectly, any interest or investment (whether equity or debt) in any Person (excluding natural persons) related to the Seller Business.

4.13 Legal Proceedings and Compliance with Law.

(a) Except as set forth in **Section 4.13(a) of the Seller Disclosure Schedule,** (i) there is no Litigation that is pending or, to the Seller's knowledge, threatened against the Seller or any of its Affiliates (A) against or involving, directly or indirectly, the Seller Business or the Purchased Assets and involving an amount in excess of $10,000 or that could reasonably be expected to have a Seller Material Adverse Effect or (B) seeking to prevent or challenge any of the Transactions, (ii) there has been no material Default under any Law, including any Environmental Laws, applicable to the Seller Business, the Seller, or any Purchased Asset and neither the Seller nor any of its Affiliates has received any notices from any Governmental Body regarding any alleged material Defaults applicable to the Seller Business or any Purchased Asset under any Law, and (iii) there has been no material Default with respect to any Court Order applicable to the Seller Business or any Purchased Asset.

(b) Without limiting the generality of **Section 4.13(a),** except as described in **Section 4.13(b) of the Seller Disclosure Schedule,** there is not any Seller Environmental Condition at (i) the premises at which the Seller Business is currently conducted by the Seller or any Affiliate thereof, including the Seller Real Property, (ii) to the Seller's knowledge, at any property formerly owned, leased, or operated at any time at which Seller Business was owned, leased, or operated by the Seller or any Affiliate thereof, or (iii) to the Seller's knowledge, at any property at which wastes of the Seller Business have been deposited or disposed by or at the behest or direction of any of the foregoing, nor has the Seller received notice of any such Seller Environmental Condition at locations described in (i) through (iii) of this subsection. **Section 4.13(b) of the Seller Disclosure Schedule** also identifies any reports, studies, or assessments that relate to any Seller Environmental Condition. "Seller Environmental Condition" means any condition or circumstance, including a Release or the presence of Hazardous Substances, whether created by the Seller or any third party, at, on, under, within, or migrating from any such property or premises specified in any of clauses (i) through (iv) of this paragraph (b) that does or may reasonably be expected to (A) require abatement or correction under any Environmental Law, (B) give rise to any civil or criminal Liability on the part of the Seller under any Environmental Law, or (C) create a public or private nuisance.

(c) Except as set forth on **Section 4.13(c) of the Seller Disclosure Schedule,** (i) the Seller has obtained and is in material compliance with all material Governmental Permits, including material Governmental Permits required under any Environmental Law, relating to the Seller Business or any Purchased Asset that are required for the complete operation of the Seller Business as currently operated, (ii) all of such Governmental Permits are currently valid and in full force and the Seller has filed such timely and complete renewal applications as may be required by Environmental Law with respect to such Governmental Permits, and (iii) there is no proceeding pending in respect of the revocation, cancellation, or withdrawal of any such Governmental Permit related to the Seller Business, and, to Seller's knowledge, no revocation, cancellation, or withdrawal thereof has been threatened.

(d) Except as set forth on **Section 4.13(d) of the Seller Disclosure Schedule**, to the Seller's knowledge, there are no (i) underground storage tanks, active or abandoned; (ii) polychlorinated biphenyl containing equipment; or (iii) asbestos containing material at any Seller Real Property, in each case, requiring abatement, corrective action or removal under Environmental Law.

(e) Except as set forth on **Section 4.13(e) of the Seller Disclosure Schedule**, since April 3, 1995, there have been no material environmental investigations, studies, audits, tests, reviews or other analyses conducted by, on behalf of, and in the possession of the Seller or its representatives or Affiliates with respect to any Seller Real Property or any property formerly owned, leased, or operated by the Seller, any Person controlled by the Seller, or any predecessor of any of them, which have not been made available to the Buyer or its representatives prior to execution of this Agreement.

4.14 Contracts.

(a) **Section 4.14(a) of the Seller Disclosure Schedule** lists all Contracts of the following types to which the Seller is a party or by which it is bound, in each case primarily related to the Seller Business (such Contracts are disclosed on **Section 4.14(a) of the Seller Disclosure Schedule** under a sub-heading corresponding to the subsection of this **Section 4.14** to which such disclosure is applicable and such disclosure sets forth the names of the parties thereto and the date thereof), except for Minor Contracts and the Seller Purchase and Sale Orders:

(i) Contracts with any present or former stockholder, director, officer, employee, partner, or consultant of the Seller or any Affiliate thereof;

(ii) Contracts for the future purchase of, or payment for, supplies or products, or for the lease of any real or personal property from or the performance of services by a third party;

(iii) Contracts to sell or supply products or to perform services;

(iv) Contracts to lease to or to operate for any other party any real or personal property;

(v) any material license, franchise, distributorship, sales agency, or other arrangements, including those that relate in whole or in part to any software technical assistance or other know-how used in the past 24 months;

(vi) any notes, debentures, bonds, conditional sale Contracts, equipment trust Contracts, letter of credit Contracts, reimbursement Contracts, loan Contracts or other Contracts for the borrowing or lending of money (including loans to or from officers, directors, partners, stockholders or Affiliates of the Seller or any members of their immediate families), Contracts for a line of credit or for a guarantee of, or other undertaking in connection with, the indebtedness of any other Person;

(vii) any collective bargaining agreements;

(viii) Contracts for any capital expenditure or leasehold improvements;

(ix) any Contracts under which any Encumbrances exist; and

(x) any other Contracts (other than those described in any of (i) through (ix) above) not made in the ordinary course of business or that are material to the Seller Business.

(b) The Seller has delivered to the Buyer complete and correct copies of all written Contracts and accurate descriptions of all material terms of all unwritten Contracts, set forth or required to be set forth on **Section 4.14(a) of the Seller Disclosure Schedule**.

(c) **Section 4.14(c) of the Seller Disclosure Schedule** lists each open purchase order with a supplier of the Seller Business and each open sales order with a customer of the Seller Business as of December 28, 2004 (including, in each case, the counter-party thereto, the date thereof, and the amount thereof) (the "Seller Purchase and Sale Orders").

(d) The Contracts listed in **Sections 4.14(a) and (c) of the Seller Disclosure Schedule** and the Minor Contracts excluded from **Section 4.14(a) of the Seller Disclosure Schedule** based on the term or amount thereof are referred to herein as the "Seller Contracts." The Seller is not in Default under any material Seller Contracts (including any Seller Real Estate Leases). The Seller has not received any communication from, or given any communication to, any other party indicating that the Seller or such other party, as the case may be, is in Default under any material Seller Contract. Except as set forth on **Section 4.14(d) of the Seller Disclosure Schedule**, to the knowledge of the Seller, (i) none of the other parties in any such Seller Contract is in Default thereunder and (ii) each such Seller Contract is enforceable against any other parties thereto in accordance with terms thereof. Subject to **Section 4.3 of the Seller Disclosure Schedule**, no party to any Seller Contract will have the right to declare a Default under such Seller Contract as a result of the Transactions, including the assignment of such Seller Contract to the Buyer.

4.15 Insurance. **Section 4.15 of the Seller Disclosure Schedule** lists all material policies or binders of insurance held by or on behalf of the Seller relating primarily to the Seller Business, specifying with respect to each policy, the insurer, the amount of the coverage, the type of insurance, the risks insured, the expiration date, the policy number, and any pending claims thereunder. There is no Default with respect to any such policy or binder, nor has there been any failure to give any notice or present any claim under any such policy or binder in a timely fashion or in the manner or detail required by the policy or binder. There is no notice of non-renewal or cancellation with respect to, or disallowance of any claim under, any such policy or binder that has been received by the Seller. All premiums with respect to such policies or binders have been paid when due.

4.16 Intellectual Property. **Section 4.16(a) of the Seller Disclosure Schedule** identifies all agreements pursuant to which the Seller licenses (either to or from third parties) any Seller IP (as defined below), except for "off-the-shelf" software. **Section 4.16(b) of the Seller Disclosure Schedule** sets forth a list of all registered Intellectual Property (and, with respect to registered trademarks, the jurisdiction of registration and the renewal date), all applications for registration, and all material unregistered Intellectual Property owned (in whole or in part) and used by the Seller in the conduct of the Seller Business and **Section 4.16(b) of the Seller Disclosure Schedule** identifies the owner of such Intellectual Property. The Seller owns or has a valid right to use all material Intellectual Property used or relied upon in the Seller Business during the past 12 months (the "Seller IP"). Except for Seller IP licensed to the Seller pursuant to valid license agreements as set forth on **Section 4.16(a) of the Seller Disclosure Schedule**, and except for "off-the-shelf" software, the Seller owns all right, title and interest to each item of Seller IP, free and clear of Encumbrances (other than Seller Permitted Encumbrances), and has the right to use all Seller IP without payment to a third party. The Seller has taken commercially reasonable precautions to protect the secrecy of its trade secrets that are Seller IP. Except as set forth on **Section 4.16(c) of the Seller Disclosure Schedule**, the operation of the Seller Business has not been alleged in writing to infringe any Intellectual Property right of any other Person and there is no written claim or action pending or, to the knowledge of the Seller, threatened, alleging any such infringement. Except as set forth on **Section 4.16(d) of the Seller Disclosure Schedule**, the operation of the Seller Business as presently conducted does not infringe any third-party Intellectual Property right.

4.17 Employee Relations.

(a) Except as set forth in **Section 4.17(a) of the Seller Disclosure Schedule**:

(i) with respect to the Seller Business (including its employees and the Paperworkers Union), the Seller is in compliance, in all material respects, with all applicable Laws relating to employment and employment practices, terms and conditions of employment, and wages and hours, and is not engaged in any unfair labor practice or unlawful employment practice, except for any noncompliance that would not, individually or in the aggregate, have a Seller Material Adverse Effect. In addition, there are no pending or unremedied grievances or pending or unremedied unfair labor practices against the Seller with respect to the Seller Business that, individually or in the aggregate, would have a Seller Material Adverse Effect;

(ii) the Seller has not received notice of any unfair labor practice charge or complaint against the Seller before the National Labor Relations Board relating to the Seller Business and the Seller has not, to the Seller's knowledge, received notice of any threatened unfair labor practice charge or complaint before the National Labor Relations Board relating to the Seller Business;

(iii) there is no labor strike, slowdown or work stoppage relating to the Seller Business pending or, to the Seller's knowledge, threatened against the Seller with respect to the Seller Business;

(iv) the Seller has not experienced any significant work stoppages or been a party to any proceedings before the National Labor Relations Board involving any significant issues for the three years prior to the date hereof or been a party to any arbitration proceeding arising out of or under collective bargaining agreements for the three years prior to the date hereof, in either case, relating to the Seller Business; and

(v) the Seller has not received notice of any material charge or complaint against the Seller before the Equal Employment Opportunity Commission or the Department of Labor or any state or local agency of similar jurisdiction relating to the Seller Business, and the Seller has not, to the Seller's knowledge, received any notice of any material threatened charge or complaint against the Seller before the Equal Employment Opportunity Commission or the Department of Labor or any state or local agency of similar jurisdiction relating to the Seller Business.

(b) **Section 4.17(b) of the Seller Disclosure Schedule** contains a complete and correct list of the names, salaries, bonus, and other compensation of all employees (including officers) of the Seller involved primarily in the Seller Business and the names of any Person who will have a right to receive any cash consideration or other economic benefit as a result of the consummation of the Transactions other than as required by Law.

4.18 Employee Benefits.

(a) **Section 4.18(a) of the Seller Disclosure Schedule** sets forth a list of each Benefit Plan of the Seller (the "Seller Benefit Plans"). The Seller has made available to the Buyer true and correct copies, if applicable, of each Seller Benefit Plan. The Seller Benefit Plans are in compliance with all applicable requirements of ERISA, the Code, and other applicable laws and have been administered in accordance with their terms and such laws, except where the failure to so comply or be administered could not reasonably be expected to have a Seller Material Adverse Effect. Each Seller Benefit Plan which is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification, and, to the knowledge of the Seller, nothing has occurred that would cause the loss of such favorable determination.

(b) Except as set forth on **Section 4.18(b) of the Seller Disclosure Schedule**, no Seller Benefit Plan is a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) and neither the Seller nor any ERISA Affiliate has sponsored or contributed to any "multiemployer plan" under which the Buyer would be assuming any future liability due to the purchase of the Purchased Assets. The Seller has not incurred any liability under Title IV of ERISA that has not been satisfied in full and no event or condition has occurred in connection with which the Seller or any of its ERISA Affiliates would be reasonably likely to be subject to any material liability (other than for the payment of benefits and required contributions) or Encumbrance with respect to any Seller Benefit Plan under ERISA, the Code, or any other applicable law or under any agreement or arrangement pursuant to or under which the Seller or any of its ERISA Affiliates are required to indemnify any Person against such liability, where such liability, individually or in the aggregate, would have a Seller Material Adverse Effect. Except as could not reasonably be expected to have a Seller Material Adverse Effect, (i) there are no pending or, to the knowledge of the Seller, threatened claims, suits, audits or investigations related to any Seller Benefit Plan (other than routine claims for benefits) and (ii) no Seller Benefit Plan or agreement promises or provides post-retirement welfare benefits to any Seller Employees, except as required by the provisions of Section 4980B of the Code or Sections 701 *et seq.* of ERISA, and except as set forth on **Section 4.18(b) of the Seller Disclosure Schedule**.

4.19 Absence of Certain Changes. Except as contemplated by this Agreement or as set forth on **Section 4.19 of the Seller Disclosure Schedule**, since the Seller Business Balance Sheet Date the Seller Business has been conducted in the ordinary course and the Seller has not:

(a) made any increase in the compensation payable or to become payable to any director, officer, employee, or agent, except for increases for non-officer employees made in the ordinary course of business consistent with past practice, nor any other change in any employment or consulting Contract;

(b) entered into any employment retention, severance, change in control, or similar Contract with any Person;

(c) established or amended any Benefit Plan;

(d) made any sale, assignment, or transfer of Purchased Assets other than in the ordinary course of business consistent with past practice;

(e) mortgaged, pledged, or subjected to any Encumbrance (other than Seller Permitted Encumbrances), any Purchased Asset;

(f) other than in the ordinary course of business consistent with past practice, made any waiver or release of any material claim or right or cancellation of any material debt held;

(g) allowed or agreed to allow the lapse of any right with respect to any of the Seller IP or any license or any material Governmental Permit;

(h) made any payments to any Affiliate of the Seller, other than in the ordinary course of business;

(i) entered into or terminated any Contract outside the ordinary course of business or inconsistent with past practices; or

(j) taken any action or omitted to take any action that has or could reasonably be expected to have a Seller Material Adverse Effect.

4.20 Previous Sales; Warranties. The Seller has not breached any express or implied warranties in connection with the sale or distribution of goods or the performance of services, except for breaches that, individually and in the aggregate, are not material and are consistent with the past practice of the Seller Business.

4.21 Customers and Suppliers. The Seller has used reasonable business efforts to maintain, and currently maintains, good working relationships with all of the customers and suppliers of the Seller Business. **Section 4.21 of the Seller Disclosure Schedule** specifies for each year of the two years ending December 31, 2003 and 2002 and for the period beginning on January 1, 2004 through December 23, 2004 the names of the respective customers that were, in the aggregate, the 20 largest customers in terms of dollar value of products or services, or both, sold by the Seller Business. Except as specified on **Section 4.21 of the Seller Disclosure Schedule**, none of such customers has given the Seller notice terminating, canceling, or threatening to terminate or cancel (or reduce business under) any Contract or relationship with the Seller (or otherwise advising the Seller of such actions or intentions) nor does the Seller have any reason to believe that any such customer has any such intention. **Section 4.21 of the Seller Disclosure Schedule** also specifies for each year of the two years ending December 31, 2003 and 2002 and for the period beginning on January 1, 2004 through December 20, 2004 the names of the respective suppliers that were, in the aggregate, the 20 largest suppliers in terms of dollar value of products or services, or both, used by the Seller Business. None of such suppliers has given the Seller notice terminating, canceling, or threatening to terminate or cancel (or reduce business under) any Contract or relationship with the Seller (or otherwise advising the Seller of such actions or intentions) nor does the Seller have any reason to believe that any such customer has any such intention.

4.22 Related Parties. Except as described in **Section 4.22 of the Seller Disclosure Schedule**, solely with respect to the Seller Business, the Seller is not, nor at any time has it been, a party to any Contract or transaction with, or any other commitment to (i) the Stockholder or any Affiliate thereof or any partner, trustee, or beneficiary of the Stockholder or any Affiliate thereof, (ii) any Person related by blood, adoption, or marriage to any of such Persons, (iii) any director or officer of the Seller, or (iv) any corporation or other entity in which any of such Persons, directly or indirectly, has an equity, partnership, or similar interest, other than passive ownership of less than 1% of any class of securities of any publicly traded company. Following the Closing, none of the foregoing Persons will have any interest, other than the Closing Membership Units in any property used by the Smart Parties.

4.23 Finder's Fees. No Person retained by the Seller or any Affiliate of the Seller is or will be entitled to any commission or finder's or similar fee in connection with the Transactions.

4.24 Bank Accounts. **Section 4.24 of the Seller Disclosure Schedule** accurately lists the names and addresses of every bank and other financial institution at which the Seller maintains an account (whether checking, savings or otherwise), lock box, or safety deposit box (including any account, lock box, or safety deposit box maintained on behalf of the Seller or related to any lending facility to which the Seller is a party) in each case, with respect to the Seller Business (collectively, such accounts, lock boxes, and safety deposit boxes are referred to as the "Subject Accounts"), and the account numbers and names of the individuals having signing authority or other access thereto. As of the Closing, the Buyer will have good and marketable title to all of the Subject Accounts and any and all assets contained in such Subject Accounts, free from any Encumbrances, other than Permitted Encumbrances.

4.25 Solvency. The Seller is not now insolvent, has not been insolvent during the past 24 months, and will not be rendered insolvent by any of the Transactions. As used in this **Section 4.25**, "insolvent" means that the sum of the debts and other probable Liabilities of the Seller exceeds the present fair saleable value of the Seller's assets.

4.26 Investment.

(a) The Seller understands that (i) the offering and sale of the Units by the Parent to the Seller are intended to be exempt from registration under the Securities Act pursuant to Section 4(2) thereof, and (ii) there is no existing public or other market for the Units. The Units to be acquired by the Seller pursuant to this Agreement are being acquired for its own account and without a view to making a distribution thereof in violation of the Securities Act. The Seller has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Units and the Seller is capable of bearing the economic risks of such investment, including a complete loss of its investment in the Units.

(b) The Seller is an "accredited investor" as such term is defined in Regulation D under the Securities Act.

(c) The Seller understands that each certificate evidencing the Units, if any, may bear any legend required by applicable state securities Laws, and the following legend, at the discretion of the Parent:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS."

4.27 Disclaimer. The Seller has made its own independent investigation of the Smart Business, properties, financial position, results of operations and prospects and are not relying on any representations or warranties from Smart Parties except as expressly set forth herein.

5. Representations and Warranties of the Smart Parties.

The Smart Parties, jointly and severally, hereby represent and warrant to the Seller, as of the date hereof and as of the Closing Date, as follows:

5.1 Corporate Status. Each Smart Party is a limited liability company duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated and is duly qualified or licensed to do business as a foreign corporation in each jurisdiction where the ownership of any asset or the conduct of its business would require it to be so qualified or licensed, except such jurisdictions where the failure to be so qualified or licensed could not reasonably be expected to have a Smart Material Adverse Effect.

5.2 Authorization. Each Smart Party has the requisite power and authority to (a) own the Smart Assets owned by it, (b) carry on the Smart Business, (c) execute and deliver the Transaction Documents to which it is or will be a party, and (d) perform the Transactions. Such execution, delivery, and performance by each Smart Party has been duly authorized by all necessary corporate action. Each Transaction Document executed and delivered or to be executed and delivered at or prior to the Closing by a Smart Party has been duly executed and delivered by such Smart Party and constitutes a valid and binding obligation of such Smart Party, enforceable against such Smart Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors' rights generally and by general principles of equity.

5.3 Consents and Approvals. Except for any notices, filings, consents, or approvals specified in **Section 5.3 of the Smart Disclosure Schedule** (any such notice, filing, consent or approval marked with an asterisk in said **Section 5.3 of the Smart Disclosure Schedule** being referred to as, the "Smart Required Consents"), neither the execution and delivery by any Smart Party of the Transaction Documents to which it is a party, nor the performance of the Transactions performed or to be performed by any Smart Party, (i) require any notice, filing, consent, renegotiation, or approval, constitute a Default, cause any payment obligation to arise, or (ii) give any Person the right to challenge any of the Transactions under (a) any Law or Court Order to which such Smart Party is subject, (b) the Charter Documents or bylaws of such Smart Party, or (c) any Contract, Governmental Permit, or other document to which such Smart Party is a party or by which the properties or other assets of such Smart Party may be bound.

5.4 Capitalization. The outstanding capitalization of the Smart Parties as of the date hereof is as set forth on **Section 5.4(a) of the Smart Disclosure Schedule** (the "Outstanding Interests"). Except as set forth in **Section 5.4(b) of the Smart Disclosure Schedule,** this Agreement, the other Transaction Documents, or the Smart Parties' Charter Documents, there are no existing options, warrants, calls, commitments, or other rights of any character (including conversion or preemptive rights) relating to the transfer or issuance of any unissued equity interests in or other securities of the Smart Parties. All of the Outstanding Interests have been duly and validly authorized and issued in compliance with all applicable securities laws, and are fully paid and nonassessable. Following the Closing, the outstanding capitalization of the Smart Parties will be as set forth on **Section 5.4(c) of the Smart Disclosure Schedule.**

5.5 Smart Financial Statements. **Section 5.5 of the Smart Disclosure Schedule** contains correct and complete copies of Smart's unaudited monthly consolidated financial statements consisting of a balance sheet as of October 31, 2004 and the related statements of income and cash flows for the periods then ended. **Section 5.5 of the Smart Disclosure Schedule** also contains correct and complete copies of the audited consolidated financial statements for the Seller consisting of balance sheets as of December 31, 2003, 2002, and 2001 and the related statements of income and cash flows for the years then ended (the Smart Financial Statements for the year ended December 31, 2001 reflect a partial year beginning on February 10, 2001 and ending on December 31, 2001). All such financial statements are referred to herein collectively as the "Smart Financial Statements." The Smart Financial Statements are based on the books and records of Smart and have been prepared in accordance with GAAP consistently applied and accurately present, in all material respects, the financial position and assets and liabilities of Smart and the Smart Business as of the dates thereof, and the results of its operations for the periods then ended, subject to normal recurring year-end adjustments and the absence of notes in the case of unaudited Smart Financial Statements and except that the Smart Financial Statements do not reflect the APL Sale. The balance sheet of Smart as of October 31, 2004 that is included in the Smart Financial Statements is referred to herein as the "Smart Balance Sheet", and the date thereof is referred to as the "Smart Balance Sheet Date."

5.6 Smart Accounts Receivable; Smart Accounts Payable.

(a) The Smart Accounts Receivable included in the Smart Assets are bona fide Smart Accounts Receivable created in the ordinary course of business. There is no contest, claim, defense, or right of set-off, other than returns in the ordinary course of business, of any account debtor relating to the amount or validity of any Smart Account Receivable. **Section 5.6(a) of the Smart Disclosure Schedule** contains a complete and accurate list of all Smart Accounts Receivable as of October 31, 2004 and sets forth the aging of each such Smart Account Receivable. The Smart Parties do not know of any facts or circumstances (other than general conditions affecting the U.S. economy and not disproportionately affecting the Smart Parties) that could reasonably be expected to result in any material increase in the uncollectibility of such Smart Accounts Receivable.

(b) Set forth on **Section 5.6(b) of the Smart Disclosure Schedule** is a true, correct, and complete list, as of October 31, 2004 (such list to be updated by Smart to a date not more than five Business Days prior to the Closing and delivered to the Seller not more than two Business Days prior to the Closing) of the accounts and notes payable and accrued expenses (collectively, the "Smart Accounts Payable") of Smart specifying in the case of each payable, the payee, the face amount of such payable, and the age of such payable (regardless of classification on the balance sheet account and any defenses, set-offs, or counterclaims that may exist with respect thereto), which list includes an aging of all Smart Accounts Payable showing amounts owing in 30-day aging categories. Each Smart Account Payable has been incurred or have arisen only in the ordinary course. Except as specified on **Section 5.6(b) of the Smart Disclosure Schedule**, there is no dispute between Smart on the one hand and any payee on the other with respect to any Smart Account Payable.

5.7 Smart Inventory. Except as described in **Section 5.7 of the Smart Disclosure Schedule**, the Smart Inventory included in the Smart Assets consists of items of good, usable, and merchantable quality without discount in all material respects and, to the Smart Parties' knowledge, none of such Smart Inventory is damaged or defective in any material respect, or obsolete. Such Smart Inventory is recorded in the Smart Financial Statements in accordance with GAAP subject to normal year end adjustments that, individually or in the aggregate, are not material, and each write-down of such Smart Inventory that should have been made pursuant to GAAP during the past two years has been made.

5.8 Title to Purchased Assets and Related Matters. Except as set forth in **Section 5.8 of the Smart Disclosure Schedule**, the Smart Parties have good and marketable title to, valid leasehold interests in, or valid licenses to use all of the Smart Assets, free from any Encumbrances other than Smart Permitted Encumbrances. Except as set forth in **Section 5.8 of the Smart Disclosure Schedule**, the use of the Smart Assets is not subject to any Encumbrances (other than Smart Permitted Encumbrances), and, to the Smart Parties' knowledge, such use does not encroach on the property or rights of any Person. The Smart Assets constitute all of the assets, properties, licenses and other Contracts necessary to permit the Smart Parties to conduct the Smart Business in substantially the same manner that it has been conducted by the Smart Parties immediately prior to the date hereof and during the period from the date hereof until the Closing. There are no assets or properties used in the operation of the Smart Business that are owned by any Person other than the Smart Parties that will not be licensed or leased to the Smart Parties under valid, current license arrangements or leases.

5.9 Smart Real Property.

(a) **Section 5.9(a) of the Smart Disclosure Schedule** contains a complete and accurate description of all Smart Real Property (including street address, tax parcel identification numbers and legal description) and all Encumbrances thereon and lists any Contracts (the "Smart Real Estate Leases") under which any such Smart Real Property is occupied or used by the Smart Parties or in the operation of the Smart Business, current and complete copies of which have been previously delivered to the Seller.

(b) Except as set forth in **Section 5.9(b) of the Smart Disclosure Schedule**:

(i) Smart has good, marketable, undivided fee simple title, insurable as such at regular rates by a nationally recognized title insurance company, to the Smart Real Property it owns free and clear of any Encumbrances (other than Smart Permitted Encumbrances) and each Smart Real Estate Lease is in full force and effect and has not been assigned, modified, supplemented, or amended and neither landlord nor tenant under any such Smart Real Estate Lease is in Default under any such Smart Real Estate Lease, and, to the Smart Parties knowledge, no circumstance or set of circumstances exists (including the Transactions) which, with the giving of notice or the passage of time, or both, would permit such landlord or tenant to terminate any such Smart Real Estate Lease or to seek payment of a fee in connection with the Transactions;

(ii) such legal descriptions for the Smart Real Property contained in the respective deeds thereof describe the properties fully and adequately; all Structures on any Smart Real Property are located within the boundary lines of such Smart Real Property no buildings, structures, fixtures, facilities, or improvements to any parcel adjacent to the Smart Real Property encroach onto any portion of the Smart Real Property; the Structures do not encroach on any easement which burdens any portion of the Smart Real Property, and none of the Smart Real Property serves any adjacent parcel for any purpose inconsistent with the use of the Smart Real Property or otherwise encroaches upon the real property of any Person;

(iii) Smart has good and valid rights of physical and legal ingress and egress to and from the Smart Real Property from and to the public systems for all usual street, road, and utility purposes and to the knowledge of the Smart Parties, no conditions exist that would result in the termination of such ingress and egress;

(iv) to the knowledge of the Smart Parties, all Structures and all structural, mechanical, and other physical systems thereof that constitute part of the Smart Real Property, including the walls, roofs, and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, communications, mechanical, water, sewer, waste water, storm water, paving, and parking equipment, systems, and facilities included therein, and other material items at the Smart Real Property (collectively, the "Smart Tangible Real Assets"), are free of material defects, in good operating condition and repair in all material respects and fit for the particular purpose for which they are used; no maintenance or repair to the Smart Real Property, the Structures, or any Smart Tangible Real Asset has been unreasonably deferred;

(v) all water, sewer, gas, electric, telephone, communications, and drainage facilities, and all other utilities required by any applicable Law or by the use and operation of the Smart Real Property in the operation of the Smart Business are installed to the Smart Real Property, are connected pursuant to valid permits to municipal or public or other utility services or proper drainage facilities, are in working condition and are adequate to service the Smart Real Property in the operation of the Smart Business in the ordinary course and to permit full compliance, in all material respects, with the requirements of all Laws in the operation of the Smart Business in the ordinary course;

(vi) the Smart Real Property and all present uses and operations of the Smart Real Property comply, in all material respects, with all applicable Laws, Court Orders, Governmental Permits, or restrictions of any Governmental Body having jurisdiction over any portion of the Smart Real Property, including those relating to zoning, land use, safety, health, employment and employment practices, and access by the handicapped, covenants, conditions, restrictions, easements, disposition Contracts, and similar matters affecting the Smart Real Property;

(vii) there are no pending, or to the knowledge of any Smart Party, threatened, condemnation, fire, health, safety, environmental, building, zoning, or other land use regulatory proceedings, lawsuits, or administrative actions relating to any portion of the Smart Real Property or any other matters that do or may adversely affect the current use, occupancy, or value thereof, nor has any Smart Party received notice of any pending or threatened special assessment proceedings affecting any portion of the Smart Real Property;

(viii) no portion of the Smart Real Property or the Structures has suffered any damage by fire or other casualty since the Smart Balance Sheet Date that has not heretofore been completely repaired and restored to its original condition; and

(ix) there are no outstanding options, rights of first offer, or rights of first refusal or other similar Contracts or rights to purchase or lease the Smart Real Property, or any portion thereof or interest therein.

5.10 Personal Property. **Section 5.10 of the Smart Disclosure Schedule** is a complete schedule of all fixed assets, describing all items of tangible personal property that were included in the Smart Balance Sheet at a carrying value of at least $10,000, except for personal property sold, retired, or otherwise disposed of since the Smart Balance Sheet Date in the ordinary course of business. All of such personal property included in **Section 5.10 of the Smart Disclosure Schedule** is, and any such personal property acquired after the date hereof will, in all material respects, be, usable in the ordinary course of business (other than assets that are not used in the operation of the Smart Business), and conforms and will conform, in all material respects, with any applicable Laws relating to its construction, use, and operation. In all material respects, the Smart Assets, taken as a whole, are suitable for the purposes for which such assets are currently used or are held for use, to the knowledge of the Smart Parties, are free from defects, and are in good working condition, subject to normal wear and tear, and there are no facts or conditions affecting the Smart Assets that could reasonably be expected, individually or in the aggregate, to interfere in any material respect with the use, occupancy, or operation thereof as used, occupied, or operated prior to the date hereof and the Closing Date or their adequacy for such use.

5.11 Taxes.

(a) Except as set forth in **Section 5.11(a) of the Smart Disclosure Schedule**, the Smart Parties have filed all Tax Returns required to be filed by them except where the failure to file could not reasonably be expected to result in a Smart Material Adverse Effect. Except as set forth in **Section 5.11(a) of the Smart Disclosure Schedule**, all Taxes owed by the Smart Parties shown on any such Tax Return have been paid or, if not yet due and payable, properly and fully accrued on the Smart Balance Sheet. No Smart Party is currently the beneficiary of any extension of time within which to file any Tax Return. Except as set forth in **Section 5.11(a) of the Smart Disclosure Schedule**, no claim has ever been made by any Governmental Body in a jurisdiction where any Smart Party does not file Tax Returns that such Smart Party is or may be subject to taxation by that jurisdiction. There are no liens for Taxes on any of the assets of the Smart Parties, including the Smart Assets, except for Taxes not yet due and payable.

(b) The Smart Parties have properly withheld and timely paid to the proper Governmental Body all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto in connection with any amounts paid to any employee, independent contractor, creditor, stockholder, or third party, except where any such failure could not reasonably be expected to have a Smart Material Adverse Effect.

(c) To the Smart Parties' knowledge, there is no dispute or claim concerning any Liability of the Smart Parties in respect of any Tax claimed or raised by any Governmental Body in writing. The Smart Parties have delivered to the Seller correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Smart Parties since its inception.

(d) The Smart Parties have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency.

(e) The Smart Parties are not a party to any joint venture, partnership, or other arrangement treated as a partnership for federal income Tax purposes.

(f) Set forth on **Section 5.11(f) of the Smart Disclosure Schedule** is each Smart Party's federal employer identification number and any tax or employer identification number used in any state or foreign jurisdiction by such Smart Party.

(g) Smart and Buyer are and, since their formation, have been single member limited liability companies that are disregarded for United States federal income tax purposes.

5.12 Subsidiaries. Other than the other Smart Parties, no Smart Party owns, directly or indirectly, any interest or investment (whether equity or debt) in any Person (excluding natural persons).

5.13 Legal Proceedings and Compliance with Law.

(a) Except as set forth in **Section 5.13(a) of the Smart Disclosure Schedule**, (i) there is no Litigation that is pending or, to the Smart Parties' knowledge, threatened against any Smart Party (A) against or involving, directly or indirectly, the Smart Business or the Smart Assets and involving an amount in excess of $10,000 or that could reasonably be expected to have a Smart Material Adverse Effect or (B) seeking to prevent or challenge any of the Transactions, (ii) there has been no material Default under any Law, including any Environmental Laws, applicable to the Smart Business, any Smart Party, or any Smart Asset and the Smart Parties have not received any notices from any Governmental Body regarding any alleged material Defaults applicable to the Smart Parties or any Smart Asset under any Law, and (iii) there has been no material Default with respect to any Court Order applicable to the Smart Parties or any Smart Asset.

(b) Without limiting the generality of **Section 5.13(a)**, except as described in **Section 5.13(b) of the Smart Disclosure Schedule**, there is not any Smart Environmental Condition at (i) the premises at which the Smart Business is currently conducted by the Smart Parties or any Affiliate thereof, including the Smart Real Property, (ii) to the Smart Parties' knowledge, at any property formerly owned, leased, or operated at any time at which Smart Business was owned, leased, or operated by the Smart Parties or any Affiliate thereof, or (iii) to the Smart Parties' knowledge, at any property at which wastes of the Smart Business have been deposited or disposed by or at the behest or direction of any of the foregoing, nor has any Smart Party received notice of any such Smart Environmental Condition at locations described in (i) through (iii) of this subsection. **Section 5.13(b) of the Smart Disclosure Schedule** also identifies any reports, studies, or assessments that relate to any Smart Environmental Condition. "Smart Environmental Condition" means any condition or circumstance, including a Release or the presence of Hazardous Substances, whether created by any Smart Party or any third party, at, on, under, within, or migrating from any such property or premises specified in any of clauses (i) through (iv) of this paragraph (b) that does or may reasonably be expected to (A) require abatement or correction under any Environmental Law, (B) give rise to any civil or criminal Liability on the part of any Smart Party under any Environmental Law, or (C) create a public or private nuisance.

(c) Except as set forth on **Section 5.13(c) of the Smart Disclosure Schedule**, (i) the Smart Parties have obtained and are in material compliance with all material Governmental Permits, including those required under any Environmental Law, relating to the Smart Business or any Smart Asset that are required for the complete operation of the Smart Business as currently operated, (ii) all of such Governmental Permits are currently valid and in full force and the Smart Parties have filed such timely and complete renewal applications as may be required by Environmental Law with respect to such Governmental Permits, and (iii) there is no proceeding pending in respect of the revocation, cancellation, or withdrawal of any such Governmental Permit related to the Smart Business, and, to Seller's knowledge, no revocation, cancellation, or withdrawal thereof has been threatened.

(d) Except as set forth on **Section 5.13(d) of the Smart Disclosure Schedule**, to the Smart Parties' knowledge, there are no (i) underground storage tanks, active or abandoned; (ii)

polychlorinated biphenyl containing equipment; or (iii) asbestos containing material at any Smart Real Property, in each case, requiring abatement, corrective action or removal under Environmental Law.

(e) Except as set forth on **Section 5.13(e) of the Smart Disclosure Schedule**, since February 9, 2001, there have been no material environmental investigations, studies, audits, tests, reviews or other analyses conducted by, on behalf of, and in the possession of the Smart Parties or their representatives or Affiliates with respect to any Smart Real Property or any property formerly owned, leased, or operated by the Smart Parties, any Person controlled by the Smart Parties, or any predecessor of any of them, which have not been made available to the Seller or its representatives prior to execution of this Agreement.

5.14 Contracts.

(a) **Section 5.14(a) of the Smart Disclosure Schedule** lists all Contracts of the following types to which any Smart Party is a party or by which it is bound related to the Smart Business (such Contracts are disclosed on **Section 5.14(a) of the Smart Disclosure Schedule** under a sub-heading corresponding to the subsection of this **Section 5.14** to which such disclosure is applicable and such disclosure sets forth the names of the parties thereto and the date thereof), except for Minor Contracts and the Smart Purchase and Sale Orders:

(i) Contracts with any present or former stockholder, director, officer, employee, partner, or consultant of such Smart Party;

(ii) Contracts for the future purchase of, or payment for, supplies or products, or for the lease of any real or personal property from or the performance of services by a third party;

(iii) Contracts to sell or supply products or to perform services;

(iv) Contracts to lease to or to operate for any other party any real or personal property;

(v) any material license, franchise, distributorship, sales agency, or other arrangements, including those that relate in whole or in part to any software technical assistance or other know-how used in the past 24 months;

(vi) any notes, debentures, bonds, conditional sale Contracts, equipment trust Contracts, letter of credit Contracts, reimbursement Contracts, loan Contracts or other Contracts for the borrowing or lending of money (including loans to or from officers, directors, partners, stockholders or Affiliates of the Seller or any members of their immediate families), Contracts for a line of credit or for a guarantee of, or other undertaking in connection with, the indebtedness of any other Person;

(vii) any collective bargaining agreements;

(viii) Contracts for any capital expenditure or leasehold improvements;

(ix) any Contracts under which any Encumbrances exist; and

(x) any other Contracts (other than those described in any of (i) through (viii) above) not made in the ordinary course of business or that are material to the Smart Business.

(b) The Smart Parties have delivered to the Seller complete and correct copies of all written Contracts and accurate descriptions of all material terms of all unwritten Contracts, set forth or required to be set forth on **Section 5.14(a) of the Smart Disclosure Schedule.**

(c) **Section 5.14(c) of the Smart Disclosure Schedule** lists each open purchase order with a supplier of the Smart Business and each open sales order with a customer of the Smart Business as of December 28, 2004 (including, in each case, the counter-party thereto, the date thereof, and the amount thereof), involving an amount in excess of $1,000 (the "Smart Purchase and Sale Orders").

(d) The Contracts listed in **Sections 5.14(a) and (c) of the Smart Disclosure Schedule** and the Minor Contracts excluded from **Section 5.14(a) of the Smart Disclosure Schedule** based on the term or amount thereof are referred to herein as the "Smart Contracts." The Smart Parties are not in Default under any material Smart Contracts (including any Smart Real Estate Leases). No Smart Party has received any communication from, or given any communication to, any other party indicating that the any Smart Party or such other party, as the case may be, is in Default under any material Smart Contract. To the knowledge of the Smart Parties, (i) none of the other parties in any such Smart Contract is in Default thereunder and (ii) each such Smart Contract is enforceable against any other parties thereto in accordance with terms thereof. Subject to **Section 5.3 of the Smart Disclosure Schedule**, no party to any Smart Contract will have the right to declare a Default under such Smart Contract as a result of the Transactions.

5.15 Insurance. **Section 5.15 of the Smart Disclosure Schedule** lists all material policies or binders of insurance held by or on behalf of the Smart Parties, specifying with respect to each policy, the insurer, the amount of the coverage, the type of insurance, the risks insured, the expiration date, the policy number, and any pending claims thereunder. There is no Default with respect to any such policy or binder, nor has there been any failure to give any notice or present any claim under any such policy or binder in a timely fashion or in the manner or detail required by the policy or binder. There is no notice of non-renewal or cancellation with respect to, or disallowance of any claim under, any such policy or binder that has been received by any Smart Party. All premiums with respect to such policies or binders have been paid when due.

5.16 Intellectual Property. **Section 5.16(a) of the Smart Disclosure Schedule** identifies all agreements pursuant to which the Smart Parties license (either to or from third parties) any Smart IP (as defined below), except for "off-the-shelf" software. **Section 5.16(b) of the Smart Disclosure Schedule** sets forth a list of all registered Intellectual Property (and, with respect to registered trademarks, the jurisdiction of registration and the renewal date), all applications for registration, and all material unregistered Intellectual Property used owned (in whole or in part) and by the Smart Parties in the conduct of the Smart Business and **Section 5.16(b) of the Smart Disclosure Schedule** identifies the owner of such Intellectual Property. The Smart Parties own or have a valid right to use all material Intellectual Property used or relied upon in the Smart Business during the past 12 months (the "Smart IP"). Except for Smart IP licensed to the Smart Parties pursuant to a valid license agreement set forth on **Section 5.16(a) of the Smart Disclosure Schedule,** and except for "off-the-shelf" software, the Smart Parties own all right, title and interest to each item of Smart IP, free and clear of Encumbrances (other than Smart Permitted Encumbrances), and have the right to use all Smart IP without payment to a third party. The Smart Parties have taken commercially reasonable precautions to protect the secrecy of their trade secrets that are Smart IP. The operation of the Smart Business has not been alleged in writing to infringe any Intellectual Property right of any other Person and there is no written claim or action pending or, to the knowledge of the Smart Parties, threatened, alleging any such infringement. The operation of the Smart Business as presently conducted does not infringe any third-party Intellectual Property right.

5.17 Employee Relations. Except as set forth in **Section 5.17 of the Seller Disclosure Schedule:**

(a) with respect to the Smart Business (including its employees), the Smart Parties are in compliance, in all material respects, with all applicable Laws relating to employment and employment practices, terms and conditions of employment, and wages and hours, and is not engaged in any unfair labor practice or unlawful employment practice, except for any noncompliance that would not, individually or in the aggregate, have a Smart Material Adverse Effect. In addition, there are no pending or unremedied grievances or pending or unremedied unfair labor practices against the Smart Parties with respect to the Smart Business that, individually or in the aggregate, would have a Smart Material Adverse Effect;

(b) the Smart Parties have not received notice of any unfair labor practice charge or complaint against the Smart Parties before the National Labor Relations Board relating to the Smart Business and the Smart Parties have not, to the Smart Parties' knowledge, received notice of any threatened unfair labor practice charge or complaint before the National Labor Relations Board relating to the Smart Business;

(c) there is no labor strike, slowdown or work stoppage relating to the Smart Business pending or, to the Smart Parties' knowledge, threatened against the Smart Parties with respect to the Smart Business;

(d) the Smart Parties have not experienced any significant work stoppages or been a party to any proceedings before the National Labor Relations Board involving any significant issues for the three years prior to the date hereof or been a party to any arbitration proceeding arising out of or under collective bargaining agreements for the three years prior to the date hereof, in either case, relating to the Smart Business; and

(e) the Smart Parties have not received notice of any material charge or complaint against the Smart Parties before the Equal Employment Opportunity Commission or the Department of Labor or any state or local agency of similar jurisdiction relating to the Smart Business, and the Smart Parties have not, to the Smart Parties' knowledge, received any notice of any material threatened charge or complaint against the Smart Parties before the Equal Employment Opportunity Commission or the Department of Labor or any state or local agency of similar jurisdiction relating to the Smart Business.

5.18 Employee Benefits.

(a) **Section 5.18(a) of the Smart Disclosure Schedule** sets forth a list of each Benefit Plan of the Smart Parties (the "Smart Benefit Plans"). Smart has made available to the Seller true and correct copies, if applicable, of each Smart Benefit Plan. The Smart Benefit Plans are in compliance with all applicable requirements of ERISA, the Code, and other applicable laws and have been administered in accordance with their terms and such laws, except where the failure to so comply or be administered could not reasonably be expected to have a Smart Material Adverse Effect. Each Smart Benefit Plan which is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification, and, to the knowledge of the Smart Parties, nothing has occurred that would cause the loss of such favorable determination.

(b) No Smart Benefit Plan is a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) and none of the Smart Parties nor any of their ERISA Affiliates have sponsored or contributed to any "multiemployer plan." None of the Smart Parties has incurred any liability under Title IV of ERISA that has not been satisfied in full, and no event or condition has occurred in connection with which the Smart Parties or any of their ERISA Affiliates would be reasonably likely to be subject to any material liability (other than for the payment of benefits and required contributions) or Encumbrance with respect to any Smart Benefit Plan under ERISA, the Code, or any other applicable law or under any agreement or arrangement pursuant to or under which the Smart Parties or any of its ERISA Affiliates are required to indemnify any Person against such liability, where such could not reasonably be expected to have a Smart Material Adverse Effect, (i) there

are no pending or, to the knowledge of the Smart Parties, threatened claims, suits, audits or investigations related to any Smart Benefit Plan (other than routine claims for benefits) and (ii) no Smart Benefit Plan or agreement promises or provides post-retirement welfare benefits to any employees of the Smart Parties, except as required by the provisions of Section 4980B of the Code or Sections 701 *et seq.* of ERISA, and except as set forth on **Section 5.18(b) of the Smart Disclosure Schedule.**

5.19 Absence of Certain Changes. Except as contemplated by this Agreement or as set forth on **Section 5.19 of the Smart Disclosure Schedule**, since the Smart Balance Sheet Date the Smart Business has been conducted in the ordinary course and the Smart Parties have not:

(a) made any increase in the compensation payable or to become payable to any director, officer, employee, or agent, except for increases for non-officer employees made in the ordinary course of business consistent with past practice, nor any other change in any employment or consulting Contract;

(b) entered into any employment retention, severance, change in control, or similar Contract with any Person;

(c) established or amended any Benefit Plan;

(d) made any sale, assignment, or transfer of Smart Assets other than in the ordinary course of business consistent with past practice;

(e) mortgaged, pledged, or subjected to any Encumbrance (other than Smart Permitted Encumbrances), any Smart Asset;

(f) other than in the ordinary course of business consistent with past practice, made any waiver or release of any material claim or right or cancellation of any material debt held;

(g) allowed or agreed to allow the lapse of any right with respect to any of the Smart IP or any license or any material Governmental Permit;

(h) made any payments to any Affiliate of a Smart Party other than in the ordinary course of business;

(i) entered into or terminated any Contract outside the ordinary course of business or inconsistent with past practices; or

(j) taken any action or omitted to take any action that has or could reasonably be expected to have a Smart Material Adverse Effect.

5.20 Previous Sales; Warranties. The Smart Parties have not breached any express or implied warranties in connection with the sale or distribution of goods or the performance of services, except for breaches that, individually and in the aggregate, are not material and are consistent with the past practice of the Smart Business.

5.21 Customers and Suppliers. The Smart Parties have used reasonable business efforts to maintain, and currently maintains, good working relationships with all of the customers and suppliers of the Smart Business. **Section 5.21 of the Smart Disclosure Schedule** specifies for each year of the two years ending December 31, 2003 and 2002 and for the period beginning on January 1, 2004 through November 30, 2004 the names of the respective customers that were, in the aggregate, the 20 largest customers in terms of dollar value of products or services, or both, sold by the Smart Business. Except as specified on **Section 5.21**

of the Smart Disclosure Schedule, none of such customers has given any Smart Party notice terminating, canceling, or threatening to terminate or cancel (or reduce business under) any Contract or relationship with the Smart Parties (or otherwise advising any Smart Party of such actions or intentions) nor does any Smart Party have any reason to believe that any such customer has any such intention. **Section 5.21 of the Smart Disclosure Schedule** also specifies for each year of the two years ending December 31, 2003 and 2002 and for the period beginning on January 1, 2004 through November 30, 2004 the names of the respective suppliers that were, in the aggregate, the 20 largest suppliers in terms of dollar value of products or services, or both, used by the Smart Business. None of such suppliers has given any Smart Party notice terminating, canceling, or threatening to terminate or cancel (or reduce business under) any Contract or relationship with the Smart Parties (or otherwise advising any Smart Party of such actions or intentions) nor does any Smart Party have any reason to believe that any such customer has any such intention.

5.22 Related Parties. Except as described in **Section 5.22 of the Smart Disclosure Schedule**, the Smart Parties are not, nor at any time have they been, a party to any Contract or transaction with, or any other commitment to (i) any member of any Smart Party (other than intercompany arrangements between Smart Parties), (ii) any manager or officer of the Smart Parties, or (iii) any corporation or other entity in which any of such Persons, directly or indirectly, has an equity, partnership, or similar interest, other than passive ownership of less than 1% of any class of securities of any publicly traded company.

5.23 Finder's Fees. No Person retained by any Smart Party or any Affiliate of any Smart Party is or will be entitled to any commission or finder's or similar fee in connection with the Transactions.

5.24 Disclaimer. The Smart Parties have made their own independent investigation of the Seller Business, properties, financial position, results of operations and prospects and are not relying on any representations or warranties from Seller except as expressly set forth herein.

5.25 HSR. Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"), as amended, and the regulations promulgated by the Federal Trade Commission thereunder at 16 C.F.R. Parts 801-803 ("Regulations"), the Ultimate Parent Entity ("UPE") of the Buyer has complied with its obligations under 16 C.F.R. § 801.10 and determined that the Acquisition Price is undetermined, and that the Fair Market Value of the assets to be acquired has been determined in good faith by the board of directors or other governing body of the UPE or by a person or entity delegated that function by such board or other governing body to be $50 million or less. Capitalized terms used in this paragraph but not defined in this Agreement shall have the meaning assigned to them under the HSR Act and Regulations.

6. Covenants of the Seller.

6.1 Conduct of the Seller Business. From the date hereof and up to and including the Closing Date, except as contemplated hereby or otherwise consented to by the Buyer in writing (which consent shall not be unreasonably withheld, delayed, or conditioned), the Seller shall use commercially reasonable efforts to (i) carry on the Seller Business in the ordinary course, and (ii) continue to collect all Seller Accounts Receivable in a manner consistent with past practices and industry norms. In furtherance of and in addition to such restriction, (a) the Seller shall not: (i) enter into, amend, modify, terminate (partially or completely), grant any waiver under, or give any consent with respect to any Contract or incur any Assumed Liability outside the ordinary course of business; (iii) Default under, or take or fail to take any action that (with or without notice or lapse of time or both) would constitute a Default under any term or provision of any Contract; (iv) subject any of the Purchased Assets to any Encumbrance other than Seller Permitted Encumbrances; (v) compromise, settle, or otherwise adjust any claim, Liability, or Litigation that would or could be an Assumed Liability; (vi) alter the salaries or other compensation payable to any employee or consultant related to the Seller Business (other than law firms or accounting firms); or (vii) take or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in

Section 4.19 would be likely to occur; and (b) (i) the Seller shall maintain and service the Purchased Assets consistent with past practice and use commercially reasonable efforts to and preserve, in all material respects the Seller Business as it is currently organized, (ii) confer with the Buyer prior to implementing any operational decisions of a material nature that is inconsistent with prior practice, (iii) the Seller shall maintain levels of Seller Inventory consistent with past practice; and (iv) the Seller shall pay all of the Seller Accounts Payable solely in accordance with the terms thereof and otherwise in the ordinary course of business consistent with past practice; provided, however, that Seller may satisfy Seller Accounts Payable for lower than the face amount.

6.2 Satisfaction of Liabilities. After the Closing, the Seller shall satisfy, in accordance with the terms thereof, any and all of its Liabilities that are not Assumed Liabilities.

6.3 No Solicitation. From and after the date hereof and up to and including the Termination Date, without the prior written consent of the Buyer, the Seller will not, and will not authorize or permit any Seller Representative to, directly or indirectly, solicit, initiate, or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to an Seller Acquisition Proposal from any Person, or engage in any discussion or negotiation relating thereto or accept any Seller Acquisition Proposal. If the Seller receives any such inquiries, offers, or proposals it shall (a) notify the Buyer orally and in writing of any such inquiries, offers, or proposals (including the terms and conditions of any such inquiry, offer, or proposal and the identity of the Person making it) within 2 Business Days of the receipt thereof, and (b) keep the Buyer informed of the status and details of any such inquiry, offer, or proposal.

6.4 Competition and Confidentiality.

(a) The Seller acknowledges and agrees that the Seller is selling all of the Purchased Assets, and that the Seller Business offers products and services throughout North America. Accordingly, during the period beginning on the Closing Date and ending on the fifth anniversary of the Closing Date (the "Non-Competition Period"), neither the Seller, the Stockholder, nor any of their respective controlled Affiliates (each, a "Restricted Party") shall, within North America, directly or indirectly, have a financial interest in (as a stockholder, member, sole proprietor, or partner), or serve as a director or officer to, any business that shall be competitive with any of those business activities that have constituted part of the Seller Business or the Smart Business at any time during the six months prior to the Closing; provided, however, that the Seller's mere ownership of the Closing Membership Units shall not violate this **Section 6.4(a)**; provided, further, that the Restricted Parties' manufacture, marketing, and sale (without maintaining any in-stock inventory) of the product categories set forth on **Schedule 6.4** shall not violate this **Section 6.4(a)**. During the Non-Competition Period, no Restricted Party shall (i) hire or solicit any employee of the Seller Business or the Smart Business for the purposes of having any such employee terminate his or her employment with the Seller Business or the Smart Business, as applicable (other than inquiries received from or subsequent hiring of an employee of the Seller Business or the Smart Business as the result of a general notice or advertisement placed by a Restricted Party that was not intended to target the employees of the Smart Business or the Seller Business), or (ii) solicit any customer or supplier of the Seller Business or the Smart Business (or any prospective customer or supplier) for the purposes of having any such customer or supplier terminate its relationship or reduce its business with the Seller Business or the Smart Business, as applicable, or for purposes of competing with the Seller Business or the Smart Business. In addition, during the Non-Competition Period, each Restricted Party shall immediately inform any Person that inquires about the Seller Business that the Seller Business has been sold to the Buyer, provide contact information for the Buyer, and promptly inform the Buyer of such inquiry. If any Governmental Body determines that the foregoing restrictions are too broad or otherwise unreasonable under applicable Law, including with respect to time or geographical scope, such Governmental Body is hereby requested and authorized by the Parties to revise the foregoing restriction to include the maximum restrictions allowable under applicable Law. Each

Restricted Party acknowledges, however, that this **Section 6.4** has been negotiated by the Parties and that the geographical scope and time limitations, as well as the limitation on activities, are reasonable in light of the circumstances pertaining to the Seller Business.

(b) It shall not constitute a violation of the covenant set forth in **Section 6.4(a)**, if, in the context of an acquisition by the Restricted Parties of a business or its assets, or a group of businesses or assets, a business (a "Competing Business") is acquired which competes with the Seller Business or the Smart Business in the geographical market described in **Section 6.4(a)**, provided, that the revenue of the Competing Business in such market in the last preceding fiscal year amounted to not more than 10% of the revenue of the entire business or group of businesses or assets acquired. In the event that any Restricted Party acquires or agrees to acquire a Competing Business, such Restricted Party shall offer to sell to the Smart Parties the assets and the related liabilities of the Competing Business on terms, including price and form of consideration, that are (i) no less favorable than the terms upon which such Restricted Party acquired such Competing Business (taking into account the relative proportion of the assets, liabilities, revenues and expenses of the Competing Business compared to the assets. liabilities, revenues and expenses of the entire business acquired or group of businesses acquired) (the "Comparable Terms"), or (ii) mutually agreed by the Smart Parties and such Restricted Party. In the event that the Smart Parties and such Restricted Party are unable to agree on the Comparable Terms, then the Smart Parties and such Restricted Party shall each retain an investment banker and the two investment bankers (the "Deciding Bankers") shall agree on a third investment banker (the "Independent Valuation Expert"). Within 30 days of its appointment, the Independent Valuation Expert shall determine the Comparable Terms. If the Independent Valuation Expert does not determine the Comparable Terms, including price and form of consideration, in such 30-day period, then within the following 15 days, the Deciding Bankers will agree on a new Independent Valuation Expert, which shall, within 30 days of its appointment, determine the Comparable Terms. If such new Independent Valuation Expert does not determine the Comparable Terms, including price and form of consideration, in such 30-day period then the offer set forth in this **Section 6.4(b)** shall be deemed to be for cash and shall be at the average of the prices determined by the Independent Valuation Experts. In making its evaluation, the Independent Evaluation Expert shall be given access to all information provided to or developed by the Restricted Parties in connection with their valuation of the business or group of businesses. The offer to sell by the Restricted Parties set forth in this **Section 6.4(c)** shall remain outstanding for a period of nine months following the later of (i) the finalization of such offer (whether by mutual agreement or by determination of the Independent Valuation Expert) or (ii) the consummation of the purchase of the Competing Business by the Restricted Parties. The consummation of the Smart Parties' purchase of the Competing Business shall be required to occur prior to the expiration of such nine-month period. In addition, the provisions of **Section 6.4(a)** shall not be binding on any Person that acquires all or substantially all of the business operations of the Stockholders and its Subsidiaries (the "Fraser Assets"), so long as such competitor does not use the Fraser Assets in a way that would violate the provisions of **Section 6.4(a)**; provided, that in the event of such a transaction, the Restricted Parties shall continue to be bound by the provisions hereof.

(c) The Seller recognizes and acknowledges that by reason of its involvement with the Seller Business and its participation in the Transactions, it has had access to trade secrets relating to the Seller Business and the Smart Business. From and after the Closing, the Seller acknowledges that such trade secrets are a valuable and unique asset to the Seller Business and the Smart Business and covenants that it will not allow the disclosure of any such trade secrets to any Person for any reason whatsoever or at any time whatsoever, unless such information is in the public domain through no wrongful act of the Seller or its Affiliates or such disclosure is required by applicable Law or regulatory body having jurisdiction based on the written advice of counsel to the Seller and the Smart Parties are provided with reasonable advance written notice of such disclosure and provided a reasonable opportunity to object to such disclosure. From and after the Closing, no Restricted Party will, at any time, represent that it is continuing to carry on the Seller Business (other than the Seller's ownership of the Closing Membership Units and the Seller's exercise of its rights under the Members' Agreement and the Parent LLC Agreement), other than as specifically agreed to herein.

(d) The terms of this **Section 6.4** shall apply to any Restricted Party that is not one of the Parties to the same extent as if it were a party hereto, and the Seller shall take whatever actions may be necessary to cause any of its controlled Affiliates to adhere to the terms of this **Section 6.4.**

(e) In the event of any breach or threatened breach by any Restricted Party of any provision of this **Section 6.4**, the Buyer Parties shall be entitled to injunctive or other equitable relief (without being required to post any bond or security of any type), restraining such party from using or disclosing any trade secrets in whole or in part, or from engaging in conduct that would constitute a breach of the obligations of a Restricted Party under this **Section 6.4**, and no Restricted Party shall oppose any Buyer Party's application for such injunctive or other equitable relief. Notwithstanding anything in this Agreement to the contrary, such relief shall be in addition to and not in lieu of any other remedies that may be available, including an action for the recovery of Damages.

(f) The Seller, on behalf of itself and the other Restricted Parties, hereby acknowledges and agrees that the covenants contained in this **Section 6.4** are a material and substantial part of the Transactions and are entered into in connection with, and as an inducement to, the acquisition by the Buyer of the Purchased Assets and the Seller Business.

(g) Following the Closing, the Seller, on behalf of itself and its Affiliates, agrees to cease any and all use of the term BRIGHTS or BRITES as a trade/service mark or domain name, either alone or in combination with other elements in any business, application, or use that would violate the provisions of **Section 6.4(a)** (without regard to any timeframes set forth therein). In addition, the Seller, on behalf of itself and its Affiliates, agrees not to dispute, challenge, sue, seek indemnification from, or otherwise initiate Litigation against the Smart Parties or their Affiliates for any such party's use of or attempt to register the term BRIGHTS or BRITES as a trade/service mark or domain name, either alone or in combination with other elements where such use by the Smart Parties is in connection with the Smart Business or the Seller Business as such businesses were conducted at any time during the six months prior to the Closing (other than in combination with the word "Fraser"). The Seller, on behalf of itself and its Affiliates, also agrees not to renew the registration for fraserpapersparkfalls.com domain name. Following the Closing, upon the Buyer's request, the Seller shall cooperate with the Buyer in the substitution of the fraserpapersparkfalls.com domain name with a domain name to be selected by the Buyer to identify the Internet web site currently identified by the fraserpapersparkfalls.com domain name.

6.5 <u>Transfer of Purchased Assets and Seller Business; Motor Vehicles</u>.

(a) The Seller, from time to time on and after the Closing Date and at the Buyer's reasonable request, shall take such reasonable steps as may be necessary or appropriate, in the judgment of the Buyer, at and after the Closing so that the Buyer shall be placed in actual possession and control of all of the Purchased Assets and the Seller Business. In furtherance thereof, the Seller shall execute, acknowledge, and deliver, such additional instruments of conveyance and transfer and other documents and take such other actions as the Buyer may reasonably require in order to more effectively vest in it, and put it in possession of, the Purchased Assets, to better enable it to complete, perform, or discharge any of the Assumed Liabilities, or to more effectively relieve the Smart Parties of any obligation with respect to the Unassumed Liabilities.

(b) The Seller shall use its commercially reasonable efforts to take such reasonable steps as may be necessary or appropriate, in the judgment of the Buyer, at and after the Closing to effect the transfer to the Buyer of all motor vehicle licenses and registrations pertaining to automobiles, trucks, and other motor vehicles of whatever kind owned by the Seller included in the Purchased Assets in compliance with the motor vehicle registration, licensing, and other applicable laws of any jurisdictions where such motor vehicles are registered or licensed, and, to the extent necessary, shall further take all such actions and prepare all such documents necessary to effect such transfers to the Buyer after the Closing Date. All such documents

evidencing the transfer of licenses and registrations required hereby shall, to the extent received by the Closing, be delivered to the Buyer at or prior to the Closing.

6.6 Employees and Seller Business Relations. Subject to **Section 8.3**, from the date hereof and up to and including the Closing Date, the Seller shall use commercially reasonable efforts (but shall not be required to increase wages or benefits) to (a) keep available the services of the current employees and agents of the Seller and to maintain its relationship and goodwill with the suppliers, customers, distributors of the Seller, and any others having a business relationship with the Seller and (b) not transfer the employment of any employee involved in the Seller Business to any other business operated by the Seller or its Affiliates (other than the Buyer). In addition, to the extent reasonably requested by the Buyer (whether before or after the Closing), the Seller shall introduce the Smart Parties to the customers and suppliers of the Seller.

6.7 Related Assets. If any Affiliate of the Seller owns, uses, or otherwise possesses any right, title, or interest of any type or nature whatsoever in any assets that are used primarily in the operation of the Seller Business, the Seller shall cause such Affiliate to transfer such assets, free and clear of all Encumbrances, to the Seller prior to the Closing at no cost to the Buyer, and such assets shall become Purchased Assets for all purposes under this Agreement.

6.8 Certain Claims. Effective as of the Closing, the Seller, on behalf of itself and its Affiliates (each, a "Releasing Party"), hereby knowingly and voluntarily releases and forever discharges the Smart Parties and each of their Affiliates, stockholders, managers, directors, officers, employees, agents, and representatives (each, a "Released Party") of and from any and all actions or causes of action, suits, claims, demands, Liabilities, losses, obligations, debts, costs, damages, expenses, dues, charges, complaints, contracts (whether oral or written, express or implied from any source) and promises whatsoever, whether known or unknown, absolute or contingent, at law or in equity, which any Releasing Party may now have or hereinafter can, shall, or may have against any Released Party in each case relating to the Seller Business, other than (a) any which specifically arise out of and are related to this Agreement and the documents and agreements to be delivered in connection herewith and the transactions expressly contemplated hereby and thereby, (b) any which arise out of facts first occurring after the Closing, or (c) the Supply Arrangements; provided, however, that this **Section 6.8** shall not limit the Seller's right to bring counterclaims or raise defenses in Litigation initiated by a former employee of the Seller.

6.9 Norbord Guarantees. After the Closing, the Buyer shall use its commercially reasonable efforts to cooperate with the Seller, at the Seller's sole cost and expense, in doing all things reasonably necessary, proper or advisable in order to release Norbord from the guarantees under any of the leases or agreements to which Norbord is a party and which are set forth on **Schedule 6.9**; provided, however, that Buyer shall have no obligation to make any payments or any other contributions or agree to any modifications in the terms or provisions of such leases or agreements that could reasonably be expected to materially and adversely affect the rights of the Buyer thereunder or increase the Buyer's obligations thereunder.

6.10 Disclosure of Certain Matters by the Seller.

(a) Between the date hereof and the Closing Date, the Seller shall promptly disclose to the Buyer in writing any information set forth in the Seller Disclosure Schedule that is no longer complete, true, or applicable and any information of the nature of that set forth in the Seller Disclosure Schedule that arises after the date hereof and that would have been required to be included in the Seller Disclosure Schedule if such information had been obtained on the date of delivery thereof.

(b) Between the date hereof and the Closing Date, the Seller shall (i) furnish to the Buyer not later than the 20th day following the end of any fiscal month ending prior to the Closing Date the unaudited balance sheet and related statement of profit and loss of the Seller Business as of and for the period

ended on such last day of such fiscal month, and (ii) promptly notify the Buyer in writing of (A) any Seller Material Adverse Effect, (B) the institution of or, if known by the Seller, the threat of institution of, Litigation against the Seller or any of its Affiliates related to this Agreement, the Seller Business, or the Purchased Assets, (C) the occurrence or existence of any event or circumstance that might reasonably be expected to result in the institution or assertion of Litigation against the Seller or any of its Affiliates relating to this Agreement, the Seller Business, or the Purchased Assets, and (D) any information that, if known on the date hereof, would have been required to be disclosed on the Seller Disclosure Schedule in order for the representations and warranties set forth in **Section 4** to be true as of the date hereof.

6.11 Credit Support Arrangements. In the course of the conduct by the Seller of the Seller Business, the Seller and its Affiliates may have entered into various arrangements, including, letters of credit, guaranties, sureties, and other similar obligations relating to obligations of the Seller Business (other than those related exclusively to Unassumed Liabilities), in each case to support or facilitate business transactions and operations of the Seller Business (the "Credit Support Arrangements"). The Seller and the Buyer agree that the Credit Support Arrangements are intended to continue after the Closing at the Seller's sole cost and expense. In furtherance of the foregoing and not in limitation, the Seller shall cause the Credit Support Arrangements with respect to the Landfill in effect on the date hereof and on the Closing Date (which the Seller acknowledges are in an amount not less than approximately $3,406,339) (the "Landfill Credit Support Arrangement") to remain in full force and effect for a period of not less than 17 years after the Closing.

7. Covenants of the Smart Parties.

7.1 Conduct of the Smart Business. Except as set forth on **Schedule 7.1**, from the date hereof and up to and including the Closing Date, except as contemplated hereby or otherwise consented to by the Seller in writing (which consent shall not be unreasonably withheld, delayed, or conditioned), the Smart Parties shall use commercially reasonable efforts to carry on the Smart Business in the ordinary course. In furtherance of and in addition to such restriction, except as set forth on **Schedule 7.1**, the Smart Parties shall not make any payments to any Affiliate of a Smart Party other than (i) to any other Smart Party, (ii) distributions to the members of any Smart Party required for any direct or indirect members to pay Taxes with respect to income related to the Smart Business, and (iii) the Accrued Fees (as defined in the Management Services Agreement) and an expense reimbursement of approximately $3,100 under the Old Management Agreement.

7.2 Related Parties. The Parent shall cause each of the Smart Parties to take and not fail to take any action that may be necessary to carry out the Transactions.

7.3 Disclosure of Certain Matters by the Smart Parties.

(a) Between the date hereof and the Closing Date, the Smart Parties shall promptly disclose to the Seller in writing any information set forth in the Smart Disclosure Schedule that is no longer complete, true, or applicable and any information of the nature of that set forth in the Smart Disclosure Schedule that arises after the date hereof and that would have been required to be included in the Smart Disclosure Schedule if such information had been obtained on the date of delivery thereof.

(b) Between the date hereof and the Closing Date, the Smart Parties shall (i) furnish to the Seller not later than the 20th day following the end of any fiscal month ending prior to the Closing Date the unaudited balance sheet and related statement of profit and loss of the Smart Business as of and for the period ended on such last day of such fiscal month, and (ii) promptly notify the Seller in writing of (A) any Smart Material Adverse Effect, (B) the institution of or, if known by the Smart Parties, the threat of institution of, Litigation against a Smart Party related to this Agreement, the Smart Business, or the Smart Assets, (C) the occurrence or existence of any event or circumstance that might reasonably be expected to result in the

institution or assertion of Litigation against a Smart Party relating to this Agreement, the Smart Business, or the Smart Assets, and (D) any information that, if known on the date hereof, would have been required to be disclosed on the Smart Disclosure Schedule to this Agreement in order for the representations and warranties set forth in **Section 5** to be true as of the date hereof.

7.4 No Solicitation. From and after the date hereof and up to and including the Termination Date, without the prior written consent of the Seller, the Smart Parties will not, and will not authorize or permit any representative of the Smart Parties to, directly or indirectly, solicit, initiate, or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Smart Acquisition Proposal from any Person, or engage in any discussion or negotiation relating thereto or accept any Smart Acquisition Proposal. If any Smart Party receives any such inquiries, offers, or proposals it shall (a) notify the Seller orally and in writing of any such inquiries, offers, or proposals (including the terms and conditions of any such inquiry, offer, or proposal and the identity of the Person making it) within 2 Business Days of the receipt thereof, and (b) keep the Seller informed of the status and details of any such inquiry, offer, or proposal.

7.5 Smart Restructuring. Prior to the Closing, the Smart Parties will restructure their ownership in the following manner (the "Smart Restructuring"). Sun Premium Paper will transfer ownership of or contribute its equity interests in Smart to Sun Holdco and Sun Holdco will thereafter transfer ownership of or contribute its equity interests in Smart to the Parent. All of the outstanding options to acquire membership interests in Smart will be exchanged for options to purchase Units in the Parent. Following the Smart Restructuring, Parent will own all of the outstanding equity interests in Smart and the Buyer.

8. Additional Covenants.

8.1 Fulfillment of Closing Conditions. At and prior to the Closing, each Party shall use commercially reasonable efforts to fulfill as soon as practicable the conditions specified in **Sections 9** and **10** to the extent that the fulfillment of such conditions is within its control. In connection with the foregoing, each Party will (a) refrain from any actions that would cause **Section 9.1** (in the case of the Smart Parties) or **Section 10.1** (in the case of the Seller) to be inaccurate as of the Closing, and take any reasonable actions within its control that would be necessary to prevent **Section 9.1** (in the case of the Smart Parties) or **Section 10.1** (in the case of the Seller) from being inaccurate as of the Closing, (b) execute and deliver the applicable agreements and other documents referred to in **Sections 9** and **10** and elsewhere in this Agreement, (c) comply with all applicable Laws in connection with its execution, delivery, and performance of this Agreement and the other Transaction Documents, (d) use commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents, and approvals required under any Laws, Contracts, or otherwise, including any Seller Required Consents in the case of the Seller, and (e) use commercially reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things reasonably necessary, proper, or advisable to consummate and make effective as promptly as practicable the Transactions.

8.2 Access to Information.

(a) From the date hereof and up to and including the Closing Date, the Seller shall give the Smart Parties and their representatives (including the Smart Parties' accountants, counsel, consultants, employees, and such other representatives as the Smart Parties may designate from time to time), (i) upon reasonable notice, (ii) during normal business hours, (iii) through a corporate officer designated by the Seller, and (iv) in such a manner that does not unreasonably interfere with the operation of the Seller Business, reasonable access to the Seller Real Property, Contracts, Purchased Assets, Books and Records, and affairs of the Seller, in each case that relate to the Seller Business, including, without limitation, access for the purpose of performing Phase I environmental assessments (it being understood and agreed that the Smart Parties and

their representatives shall not be permitted to conduct any Phase II environmental assessments or any other sampling of soil, sediment, groundwater, surface water, air and/or building material), and access for the purpose of reviewing historical insurance claims information with respect to the Seller Business; provided, however, that neither the Seller nor the Seller Business shall be obligated to provide any information hereunder if such disclosure would violate any confidentiality obligation of the Seller or the Seller Business or jeopardize the privileged nature of such information. The Seller shall cause its officers and employees to cooperate with the Smart Parties and their representatives in their investigation of the Seller Business. For a period of five years after the Closing Date, the Seller shall provide the Smart Parties, upon reasonably request of the Smart Parties, access to updated historical insurance claims information with respect to the Seller Business.

(b) From the date hereof and up to and including the Closing Date, the Smart Parties shall give the Seller and its representatives (including the Seller's accountants, counsel, consultants, employees, and such other representatives as the Seller may designate from time to time), (i) upon reasonable notice, (ii) during normal business hours, (iii) through a corporate officer designated by the Smart Parties, and (iv) in such a manner that does not unreasonably interfere with the operation of the Smart Business, reasonable access to the Smart Real Property, Contracts, Smart Assets, books, records, and affairs of the Smart Parties, including, without limitation, access for the purpose of performing Phase I environmental assessments (it being understood and agreed that Seller shall not be permitted to conduct any Phase II environmental assessments or any other sampling of soil, sediment, groundwater, surface water, air and/or building material), provided, however, that the Smart Parties shall not be obligated to provide any information hereunder if such disclosure would violate any confidentiality obligation of the Smart Parties or jeopardize the privileged nature of such information. The Smart Parties shall cause their officers and employees to cooperate with the Seller and its representatives in their investigation of the Smart Business.

8.3 Employees.

(a) Employees. Immediately prior to the Closing, the employment of all of the employees of the Seller Business shall be terminated by the Seller, and all such employees shall be afforded the opportunity to apply for employment with the Buyer. The Seller recognizes that the Buyer intends to make offers of employment, which may be temporary employment, to a substantial number of employees of the Seller Business, at terms and conditions of employment different from those provided by the Seller, and that it is uncertain how many employees of the Seller will accept employment with the Buyer. The employees of the Seller who are offered employment by the Buyer and who accept such offer and actually commence employment with the Buyer on or after the Closing Date shall be referred to as "Hired Employees." The number of offers of employment made by the Buyer, and the terms and conditions of such offers, shall be determined by the Buyer in its sole discretion and in accordance with applicable law. The Buyer shall be responsible for any liability incurred based on (i) the terms and conditions of employment established by the Buyer for Hired Employees after the Closing; and (ii) any terms and conditions of employment imposed by any administrative or judicial body for Hired Employees after the Closing, or employees of the Seller who are not hired by the Buyer after the Closing, provided that the liability is based primarily on conduct of the Buyer. The Seller shall otherwise be responsible for any and all employment-related obligations and liabilities under federal, state, and local laws and regulations arising out of conduct by the Seller first occurring prior to or as of the Closing. As set forth in **Section 8.3(c)**, the Seller shall be responsible for any and all wages, bonuses, commissions, employee benefits and other compensation (including all obligations under any Benefit Plans of the Seller), due to the employees of the Seller Business arising out of their employment with the Seller prior to and as of the Closing. The Buyer shall be responsible for any and all wages, bonuses, commissions, employee benefits and other compensation that become due to the Hired Employees arising out of their employment with the Buyer after the Closing. The Buyer shall not be responsible before, after, or as of the Closing for any of the Seller's obligations to the Seller's employees whom the Buyer does not hire. The Buyer shall not be responsible before, after, or as of the Closing for any of the Seller's obligations to Hired

Employees. Nothing contained in this **Section 8.3** shall be construed to confer upon or give to any Person other than the Parties and their successors or permitted assigns any rights or remedies hereunder. The Seller shall cooperate with the Buyer and shall permit the Buyer a reasonable period prior to the Closing Date (i) to meet with employees of the Seller (including managers and supervisors) who are employed in the Seller Business and who are interested in applying for employment with the Buyer, at such times as the Buyer shall reasonably request, on the terms and subject to the conditions set forth on **Schedule 8.3** hereto, (ii) to speak with such employees' managers and supervisors (in each case with authorizations and releases from such employees in a form reasonably satisfactory to the Seller and promptly finalized after the date of this Agreement) who are being considered for employment by the Buyer, and (iii) to distribute to such employees of the Seller such forms and other documents relating to potential employment by the Buyer after the Closing as the Buyer may reasonably request. The Buyer shall be responsible for complying with all applicable laws in the interviewing and hiring process, and any liabilities incurred in the interviewing and hiring process, based on conduct of the Buyer, and any liabilities incurred based on the new terms and conditions of employment established by the Buyer for the Hired Employees after the Closing, shall be the responsibility of the Buyer; provided, that in no event will the Buyer be responsible for any severance payments to employees of the Seller or any strike or strike-related conduct by employees or the Paperworkers Union as of or prior to the Closing. The Seller shall not be responsible for any strike or strike-related conduct by employees or the Paperworkers Union after the Closing. In addition, at such times selected by the Buyer after the execution of this Agreement and prior to the Closing Date, the Buyer may consult with representatives of the Paperworkers Union on matters of mutual interest consistent with the National Labor Relations Act, and the Seller recognizes and agrees (i) that the Buyer will not be assuming the collective bargaining agreement in effect between the Seller and the Paperworkers Union or any of the Seller's liabilities or obligations to the Paperworkers Union, other than any obligation to bargain with the Paperworkers Union that may be imposed by law, and (ii) that the Buyer will not be responsible or liable for any strike or strike-related conduct by employees or the Paperworkers Union against the Seller arising out of or relating to such consultations. Further, in respect of notices and payments relating to events occurring on or prior to the Closing, the Seller shall be responsible for and assume all liability for any and all notices, payments, fines or assessments due to any government authority, pursuant to any applicable federal, state or local law, common law, statute, rule or regulation with respect to the employment, discharge or layoff of employees by the Seller as of or before the Closing, including the WARN Act, Illinois WARN Act, and the Wisconsin Layoff Law. Likewise, in respect of notices and payments relating to events occurring after the Closing, the Buyer shall be responsible for and assume all liability for any and all notices, payments, fines or assessments due to any government authority, pursuant to any applicable federal, state or local law, common law, statute, rule or regulation, including the WARN Act, Illinois WARN Act and the Wisconsin Layoff Law, with respect to the employment, discharge or layoff of employees employed by the Buyer after the Closing.

(b) Benefits. With respect to all meritorious claims by current and former employees of the Seller who are or were employed in the Seller Business (the "Seller Employees") arising prior to or as of the Closing under any Benefit Plans of the Seller, whether insured or otherwise (including life insurance, medical and disability programs), the Seller shall, at its own expense, honor or cause its insurance carriers to honor such claims, whether made before or after the Closing, in accordance with the terms and conditions of such Benefit Plans without regard to the employment by the Buyer of any such Seller Employees after the Closing.

(c) Wages, Vacation Pay. As soon as practicable after the Closing Date, the Seller shall pay or cause to be paid to (y) all Seller Employees the amount of all wages, bonuses, commissions, and other compensation, and (z) all Seller Employees the aggregate dollar value of any unused vacation time, if any, as such Seller Employee shall have earned and be entitled to under the Seller's vacation plan in effect for such Seller Employee as of the Closing, in each case due in respect of periods ending prior to and as of the Closing.

(d) Benefit Plans. Except as otherwise expressly provided in this **Section 8.3**, the Buyer shall not assume or be responsible for any liability or obligation whatsoever with respect to the Benefit Plans of the Seller, and it is understood that the Buyer intends to provide such benefits to those Seller Employees who become employees of the Buyer as of or after the Closing as the Buyer, in its sole discretion, shall determine. Notwithstanding the above, the Buyer will establish, during the term of the Seller's existing collective bargaining agreement, a defined contribution type retirement plan, such as a 401(k) plan, for the bargaining team members of the Seller who are hired by the Buyer, as well as for any other applicable bargaining unit members of Buyer, that is reasonably similar in company cost to the plan presently in effect for bargaining team members under the Union Agreement.

(e) Union Agreement and Union Obligations. Notwithstanding anything herein to the contrary (including Section 2.3), all parties recognize that the Buyer shall not assume the collective bargaining agreement in effect (the "Union Agreement") between the Seller and the United Paperworkers International Union, AFL-CIO and Local No. 445, or their successors (the "Paperworkers Union"). Except as otherwise expressly provided in **Section 8.3(a)**, the Buyer shall have no Liability thereunder to the Seller or to any Seller Employees for any obligation of the Seller under the Union Agreement, including obligations with respect to (i) the payment of wages, pensions, or other benefits which may have accrued, vested, or been earned prior to the Closing, (ii) any other term or condition of employment in effect as of or prior to the Closing relating to employees of the Seller covered by the Union Agreement, or (iii) any labor or employment-related dispute, grievance, or Litigation based on conduct first occurring prior to or as of the Closing, except that the Seller shall not be responsible for any continuing violation of employment law after the Closing Date to the extent that such violation of law is described on **Section 4.17 of the Seller Disclosure Schedule**. Any and all such Liabilities shall be Unassumed Liabilities.

8.4 Supply Relationships. At the option of the Buyer, the Seller shall continue to supply the Seller Business with (a) hardwood pulp from its mill in Berlin, New Hampshire or hardwood pulp from its mill in Thurso, Quebec and (b) paper from its mill in Berlin, New Hampshire, in each case on market terms as agreed by the Parties in good faith and at the same specifications as such materials were supplied to the Seller Business prior to the Closing (the "Supply Arrangements"). The Supply Arrangements shall continue for a period not to exceed one year after the Closing Date unless earlier terminated or reduced by the Buyer, which termination or reduction shall require 60 days prior written notice from the Buyer. In the event that the Seller intends to terminate or modify the Supply Arrangements as a result of shutting down or selling its mill in Berlin, New Hampshire or its mill in Thurso, Quebec, it shall provide the Buyer with 60 days prior written notice of its intent, which in no event shall be less than 60 days from the Closing Date.

8.5 Public Announcements. The Parties shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and the Transactions and, except as may be required by applicable Law, none of the Parties nor any of their respective Affiliates shall issue any such press release or make any such public statement without the prior written consent of the other Parties (such consent not to be unreasonably withheld, delayed, or conditioned).

8.6 Preservation of Books and Records.

(a) For a period of six (6) years from the Closing Date:

(i) The Buyer shall not dispose of or destroy any of the Books and Records relating to periods prior to the Closing without first offering to turn over possession thereof to the Seller by written notice to the Seller at least sixty (60) days prior to the proposed date of such disposition or destruction.

(ii) The Buyer shall allow the Seller and its agents access to all Books and Records upon reasonable notice and during normal business hours at the Buyer's principal place of business or at any location where any Books and Records are stored; provided, however, that any such access shall be had or done in such a manner that does not unreasonably interfere with the operation of the Buyer's business.

(iii) The Buyer shall make available to the Seller upon reasonable notice to the Seller and during normal business hours and upon written request (i) the Buyer's personnel to assist the Seller in locating and accessing any Books and Records, and (ii) any of the Buyer's personnel whose assistance or participation is reasonably required by the Seller or any of its Affiliates in anticipation of, or preparation for, existing or future litigation or other matters related to the Seller Business in which the Seller or any of its Affiliates are involved; provided, however, that any such assistance or participation shall be had or done in such a manner that does not unreasonably interfere with the operation of the Buyer's business. The Seller shall reimburse the Buyer for the Buyer's reasonable out-of-pocket expenses incurred in performing the covenants contained in this **Section 8.6(a)**.

(b) For a period of six (6) years from the Closing Date:

(i) The Seller shall not dispose of or destroy any of the Books and Records or copies thereof in its possession relating to periods prior to the Closing without first offering to turn over possession thereof to the Buyer by written notice to the Buyer at least sixty (60) days prior to the proposed date of such disposition or destruction.

(ii) The Seller shall allow the Buyer and its agents access to all Books and Records or copies thereof in the Seller's possession upon reasonable notice and during normal business hours at the Seller's principal place of business or at any location where any Books and Records or copies thereof are stored; provided, however, that any such access shall be had or done in such a manner that does not unreasonably interfere with the operation of the Seller's business.

(iii) The Seller shall make available to the Buyer upon reasonable notice to the Buyer and during normal business hours and upon written request (i) the Seller's personnel to assist the Buyer in locating and accessing any Books and Records or copies thereof, and (ii) any of the Seller's personnel whose assistance or participation is reasonably required by the Buyer or any of its Affiliates in anticipation of, or preparation for, existing or future litigation or other matters related to the Seller Business in which the Buyer or any of its Affiliates are involved; provided, however, that any such assistance or participation shall be had or done in such a manner that does not unreasonably interfere with the operation of the Seller's business. The Buyer shall reimburse the Seller for the Seller's reasonable out-of-pocket expenses incurred in performing the covenants contained in this **Section 8.6(b)**.

(c) The Parties shall not be obligated to comply with the provisions of **Section 8.6(a)(ii)** or **(iii)** (in the case of the Buyer) or **Section 8.6(b)(ii)** or **(iii)** (in the case of the Seller) in the event that it relates to, is in anticipation of, or preparation for, existing or future disputes, litigation, or arbitration between the Parties.

8.7 Cooperation on Tax Matters.

(a) The Buyer and the Seller shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, Litigation, or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon another Party's request) the provision of records and information which are reasonably relevant to any such audit, Litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Seller shall (i) retain all books and

records with respect to Tax matters pertinent to the Seller Business relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Buyer, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Body and (ii) to give the Buyer reasonable written notice prior to transferring, destroying, or discarding any such books and records and shall allow the Buyer to take possession of such books and records.

(b) The Buyer and the Seller shall, upon request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce, or eliminate any Tax that could be imposed (including, with respect to the Transactions).

(c) The Parties intend that the transactions contemplated by this Agreement be treated for all applicable federal, state and local income or franchise tax purposes entirely as a contribution under Section 721(a) of the Code of the Purchased Assets by Fraser Papers Limited to Parent in exchange for equity interests therein, and agree to so treat and report the transactions contemplated by this Agreement for all applicable federal, state and local income or franchise tax purposes.

8.8 Certain Taxes. All transfer, transfer gains, documentary, sales, use, stamp, registration, and other similar Taxes and fees (including costs and expenses relating to such Taxes) (collectively, "Transfer Taxes") incurred in connection with the consummation of the transactions contemplated by this Agreement, shall be paid by the Buyer when due; provided, however, that within 10 days after the Buyer's payment thereof and notice to the Seller thereof, the Seller shall reimburse the Buyer an amount equal to 50% of such Taxes. Subject to the Buyer's review and comment thereof, the Seller shall, at its own expense, prepare and timely file, in accordance with all applicable Laws, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. The Buyer shall reasonably cooperate with the Seller in the preparation and filing of any such Tax Returns and other documentation; provided, however, that the Buyer shall only be required to join the execution of such Tax Returns if the Buyer is satisfied with the form and content of such Tax Returns.

8.9 Confidentiality. The Seller (on behalf of itself and its Affiliates) and the Smart Parties (on behalf of themselves and their Affiliates)shall hold, and shall use their best efforts to cause their respective auditors, attorneys, financial advisors, bankers and other consultants and advisors to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information concerning the other party furnished to it by the other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information shall be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources by the party to which it was furnished), and each party shall not release or disclose such information to any other Person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors in connection with the transactions contemplated by this Agreement; provided, however, that following the Closing, the Smart Parties shall be permitted to use and disclose any such information regarding the Seller Business as it deems necessary in the conduct of the business of the Smart Parties after the Closing. Each party shall be deemed to have satisfied its obligation to hold confidential information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

8.10 Expenses. Except as otherwise provided herein, the Parties shall each pay all of their respective legal, accounting, and other expenses incurred by such Party in connection with the Transactions.

8.11 Risk of Loss.

(a) If prior to the Closing any material portion of any Seller Real Property shall be taken (or any public announcement shall be made of an intent to take) by condemnation or eminent domain or shall be damaged or destroyed by fire or other casualty, the Buyer shall have the right to terminate this Agreement by giving notice to the Seller within 15 days following notice of the taking or fire or other casualty. All such insurance proceeds and condemnation awards shall be paid (or, if not then collected, assigned) to the Buyer at the Closing.

(b) If prior to the Closing any material portion of any Smart Real Property shall be taken (or any public announcement shall be made of an intent to take) by condemnation or eminent domain or shall be damaged or destroyed by fire or other casualty, the Seller shall have the right to terminate this Agreement by giving notice to the Buyer within 15 days following notice of the taking or fire or other casualty. All such insurance proceeds and condemnation awards shall be paid or retained, as applicable, to Smart.

(c) The Seller and the Buyer waive the provisions of any applicable law governing the subject matter of this **Section 8.11**, and agree that their respective rights in the event of a taking or damage or destruction shall be governed by this **Section 8.11**.

8.12 Use of Corporate Names. As promptly as practicable after the Closing, but in no event later than six (6) months from the Closing Date, the Buyer will obliterate or remove from the Purchased Assets (and from any and all signs, order forms, invoices, labels, business cards, stationery, packaging, and other documents and materials transferred to or otherwise acquired by the Buyer in connection with the Transactions) the name "Fraser Papers," "Fraser," or any phrase including the word "Fraser" (collectivley, the "Corporate Name") appearing thereon. The foregoing notwithstanding, the Buyer will not be required to remove the Corporate Name from any items of Seller Inventory (or other inventory acquired pursuant to the Transactions) constituting finished goods.

9. Conditions Precedent to Obligations of the Seller .

All obligations of the Seller to consummate the Transactions are subject to the satisfaction (or waiver by the Seller) prior thereto of each of the following conditions:

9.1 Representations and Warranties. The representations and warranties made by Smart Parties herein shall have been true and correct as of the date hereof (except to the extent such representations and warranties speak as of an earlier date), and shall also be true and correct as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date); in each case, except for such failures of such representations and warranties to be true and correct in all respects (without giving effect to any limitation or qualification as to "materiality" (including the word "material") or "Smart Material Adverse Effect" set forth herein) as could not, individually or in the aggregate, reasonably be expected to have a Smart Material Adverse Effect.

9.2 Agreements, Conditions and Covenants. The Smart Parties shall have performed or complied with, in all material respects, all agreements, conditions, and covenants required by this Agreement to be performed or complied with by them on or before the Closing Date.

9.3 Smart Material Adverse Effect. There shall not have been any fact, circumstance, or occurrence that, individually or in the aggregate, has had or could reasonably be expected to have a Smart Material Adverse Effect.

9.4 Required Consents. The Smart Parties shall have received all of the Smart Required Consents, in form and substance satisfactory to the Seller.

9.5 Legality.

(a) No Law or Court Order shall have been enacted, entered, promulgated, or enforced by any Governmental Body that is in effect and has the effect of making the purchase and sale of the Purchased Assets illegal or otherwise prohibiting the consummation of the Transactions or that would prohibit the Seller from holding the Closing Membership Units.

(b) No Law or Court Order shall have been enacted, entered, or promulgated between the date hereof and the Closing that would prohibit the Seller from exercising its ownership rights in connection therewith in accordance with the terms of the Parent LLC Agreement and the Members' Agreement.

9.6 Closing Deliveries. All deliveries required to be made at Closing pursuant to **Section 3** hereof by any Person other than the Seller and its Affiliates shall have been made.

9.7 Parent LLC Agreement. Sun Holdco and the Parent shall have entered into the Parent LLC Agreement.

9.8 Members' Agreement. Sun Holdco shall have entered into the Members' Agreement.

9.9 Smart Restructuring. The Smart Parties shall have completed the Smart Restructuring.

9.10 Risk of Loss. There shall not have occurred any event set forth in **Section 8.11** herein relating to the Smart Real Property.

9.11 Management Services Agreement. The Parent shall have entered into the Management Services Agreement.

9.12 Registration Rights Agreement. Sun Holdco and the Parent shall have entered into the Registration Rights Agreement.

9.13 WARN Liability. The Seller's projected liability under the WARN Act, the Illinois WARN Act, and the Wisconsin Layoff Law, shall be less than $350,000 at the time of Closing. The Seller's projected liability shall be based on anticipated hiring by the Buyer at the Park Falls facility, as communicated to the Seller in writing, and the Seller's projections shall assume liability for each applicant for employment not anticipated to be hired by the Buyer, provided that the number of applicants not hired at the Park Falls facility is 25 or more. If the actual number of employment offers by the Buyer is fewer than the projected number and results in projected liability in excess of $350,000, the Buyer will indemnify the Seller for the amount in excess of $350,000.

10. Conditions Precedent to Obligations of the Smart Parties.

All obligations of the Smart Parties to consummate the Transactions are subject to the satisfaction (or waiver by the Buyer) prior thereto of each of the following conditions:

10.1 Representations and Warranties. The representations and warranties made by the Seller herein shall have been true and correct as of the date hereof (except to the extent such representations and warranties speak as of an earlier date), and shall also be true and correct as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date); in each case, except for such failures of such representations and warranties to be true and correct in all respects (without giving effect to any limitation or qualification as to "materiality" (including the word "material") or "Seller Material Adverse Effect" set forth

herein) as could not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

10.2 Agreements, Conditions and Covenants. The Seller shall have performed or complied with, in all material respects, all agreements, conditions, and covenants required by this Agreement to be performed or complied with or by it on or before the Closing Date.

10.3 Seller Material Adverse Effect. There shall not have been any fact, circumstance, or occurrence that, individually or in the aggregate, has had or could reasonably be expected to have a Seller Material Adverse Effect.

10.4 Required Consents. The Seller shall have received all of the Seller Required Consents, in form and substance satisfactory to the Buyer and the Smart Parties shall have received any required consent under the Current Credit Facility.

10.5 Legality.

(a) No Law or Court Order shall have been enacted, entered, promulgated, or enforced by any Governmental Body that is in effect and has the effect of making the purchase and sale of the Purchased Assets illegal or otherwise prohibiting the consummation of such purchase and sale.

(b) No Law or Court Order shall have been enacted, entered, or promulgated between the date hereof and the Closing that has a reasonable likelihood of causing a Seller Material Adverse Effect.

10.6 Closing Deliveries. All deliveries required to be made at Closing pursuant to **Section 3** hereof by any Person other than the Buyer shall have been made.

10.7 Management Services Agreement. The Parent shall have entered into the Management Services Agreement.

10.8 Financing. The Buyer shall have obtained financing from third-party investors or lenders under terms and conditions that are at least as favorable to the Smart Parties as those set forth on **Exhibit G**.

10.9 Title Insurance; Survey. The Buyer shall have received from a title insurance company selected by the Buyer, ALTA owner's title insurance policies for the Seller Real Property, in form and substance reasonably satisfactory to the Buyer, insuring that title is free and clear of all liens, claims, interests, Liabilities and Encumbrances other than Seller Permitted Encumbrances. The Buyer shall have also received a survey meeting the then-current minimum standard detail requirements for American Land Title Association/American Congress of Surveying and Mapping (ALTA/ACSM) Land Title Surveys. The survey must be made, dated and certified by a licensed civil engineer or registered surveyor, and must be satisfactory to Buyer in all material respects.

10.10 Parent LLC Agreement. The Seller shall have entered into the Parent LLC Agreement.

10.11 Members' Agreement. The Seller shall have entered into the Members' Agreement.

10.12 Registration Rights Agreement. The Seller shall have entered into the Registration Rights Agreement.

10.13 CIT Financing Agreement. The Seller and CIT shall have executed a release from the CIT Financing Agreement and all Encumbrances thereunder.

10.14 Risk of Loss. There shall not have occurred any event set forth in **Section 8.11** herein relating to the Seller Real Property.

10.15 E. coli Investigation. The Buyer shall have completed and shall be fully satisfied in its sole discretion with the results of its review of, and its other due diligence investigations with respect to, the presence of E. coli in the Flambeau River which is alleged to have been discharged, and to be discharging, from the Seller Real Property.

11. Indemnification.

11.1 By the Seller. From and after the Closing Date, the Seller shall indemnify, defend, and hold harmless the Buyer and its respective successors and assigns (if any), and their respective officers, directors, employees, stockholders, agents, Affiliates, and any Person who controls any of such Persons within the meaning of the Securities Act or the Exchange Act (each, an "Indemnified Smart Party") from and against any Liabilities, claims, demands, judgments, losses, costs, damages, or expenses whatsoever (including reasonable attorneys', consultants', and other professional fees and disbursements of every kind, nature, and description incurred by such Indemnified Party in connection therewith, but excluding consequential, punitive and similar damages to the extent asserted directly by an Indemnified Party against an Indemnitor) (collectively, "Damages") that such Indemnified Smart Party may sustain, suffer, or incur and that result from, arise out of, or relate to (a) any breach of any of the covenants or agreements of the Seller contained in this Agreement, (b) any Unassumed Liability, (c) any Liability of the Seller involving any Excluded Asset, (d) any Liability of the Seller involving Taxes (other than Transfer Taxes which shall be allocated and paid in accordance with **Section 8.8**) due and payable by, or imposed with respect to the Seller or any of its Affiliates other than the Parent, Smart, or the Buyer, (e) any Liability arising out of or related to the actual or constructive termination of any employee prior to or at the Closing, (f) the Stockholder Spinoff, (g) any Liability caused by or resulting from the failure of any required Credit Support Arrangement, including the Landfill Credit Support Arrangement, to be in full force and effect, (h) any Liabilities or obligations relating to Seller Employees under the Benefit Plans of the Seller, (i) any Liabilities and obligations accrued by Seller Employees or the Paperworkers Union as a result of the Seller's conduct prior to or as of the Closing, except as otherwise expressly provided in **Section 8.3(a)**, (j) any of the matters set forth on **Schedule 11.1**, (k) any Liability of the Seller Business which arose, under any Environmental Law, prior to the Closing Date (other than Assumed Liabilities as provided in **Section 2.3(a)(iii)** hereof, subject to **Section 11.1(l)** hereof), including any such Liability (i) at the Seller Real Property, (ii) involving contamination in, under, on, at or emanating from an adjacent property which is alleged to have emanated from the Seller Real Property, or (iii) involving contamination in, under, on, at or emanating from any off-site properties to which Seller arranged for the transport and treatment, storage or disposal of Hazardous Substances, (l) any Liability which arose under any Environmental Law related to the presence of E. coli in the Flambeau River discharged from the Seller Real Property except to the extent the Seller demonstrates such Liability is primarily as a result of changes to the Seller Business after the Closing, and (m) any Liability of or related to Wisconsin Steam arising prior to the Closing.

11.2 By the Smart Parties.

(a) From and after the Closing Date, the Smart Parties, jointly and severally, shall indemnify, defend, and hold harmless the Seller and its respective successors and assigns (if any) and their respective officers, directors, employees, stockholders, agents, Affiliates, and any Person who controls any of such Persons within the meaning of the Securities Act or the Exchange Act (each, an "Indemnified Seller Party") from and against any Damages that such Indemnified Seller Party may sustain, suffer, or incur and that result from, arise out of, or relate to (i) any breach of any of the representations, warranties, covenants, or agreements of the Smart Parties contained in this Agreement, (ii) the Assumed Liabilities, (iii) any Liability of the Seller for a draw down under the Landfill Credit Support Arrangement with respect to a Liability

arising after the Closing related to the Landfill, (iv) any Liability or obligations incurred based on the Buyer's conduct in interviewing and hiring employees of the Seller, (v) any Liability or obligations incurred based on the Buyer's conduct in establishing new terms and conditions of employment for Hired Employees after the Closing, (vi) any Liability or obligations incurred based on any terms and conditions of employment imposed by any administrative or judicial body after the Closing with respect to Hired Employees and/or former employees of the Seller who are not hired by the Buyer, provided the Liability or obligation is based primarily on conduct of the Buyer, and (vii) any Liability of the Smart Business which arose, under any Environmental Law, prior to the Closing Date, including any such Liability (A) at the Smart Real Property, (B) involving contamination in, under, on, at or emanating from an adjacent property which is alleged to have emanated from the Smart Real Property, or (C) involving contamination in, under, on, at or emanating from any off-site properties to which the Smart Parties arranged for the transport and treatment, storage or disposal of Hazardous Substances.

(b) From and after the Closing Date, the Smart Parties, jointly and severally, shall indemnify, defend, and hold harmless Sun Holdco and its respective successors and assigns (if any) and their respective officers, directors, employees, stockholders, agents, Affiliates, and any Person who controls any of such Persons within the meaning of the Securities Act or the Exchange Act (each, an "Indemnified Sun Party") from and against any Damages that such Indemnified Sun Party may sustain, suffer, or incur and that result from, arise out of, or relate to any breach of any of the representations or warranties of the Seller contained in this Agreement (other than **Section 4.24** (Solvency)).

11.3 Procedure for Claims.

(a) Subject to **Section 11.6**, any Person who desires to seek indemnification under any part of this **Section 11** (each, an "Indemnified Party") shall give written notice in reasonable detail (a "Claim Notice") to each Party responsible or alleged to be responsible for indemnification hereunder (an "Indemnitor") prior to any applicable Expiration Date. Such notice shall briefly explain the nature of the claim and the parties known to be involved, and shall specify the amount thereof. If the matter to which a claim relates shall not have been resolved as of the date of the Claim Notice, the Indemnified Party shall estimate the amount of the claim in the Claim Notice, but also specify therein that the claim has not yet been liquidated (an "Unliquidated Claim"). If an Indemnified Party gives a Claim Notice for an Unliquidated Claim, then the Indemnified Party shall also give a second Claim Notice (the "Liquidated Claim Notice") within 60 days after the matter giving rise to the claim becomes finally resolved, and the Liquidated Claim Notice shall specify the amount of the claim. Each Indemnitor to which a Claim Notice is given shall respond to any Indemnified Party that has given a Claim Notice (a "Claim Response") within 30 days (the "Response Period") after the later of (i) the date that the Claim Notice is given or (ii) if a Claim Notice is first given with respect to an Unliquidated Claim, the date on which the Liquidated Claim Notice is given. Any Claim Response shall specify whether or not the Indemnitor giving the Claim Response disputes the claim described in the Claim Notice. If any Indemnitor fails to give a Claim Response within the Response Period, then such Indemnitor shall be deemed not to dispute the claim described in the related Claim Notice. If any Indemnitor elects not to dispute a claim described in a Claim Notice, whether by failing to give a timely Claim Response in accordance with the terms hereof or otherwise, then the amount of such claim shall be conclusively deemed to be an obligation of such Indemnitor.

(b) If any Indemnitor shall be obligated to indemnify an Indemnified Party pursuant to this **Section 11**, then such Indemnitor shall pay to such Indemnified Party the amount to which such Indemnified Party shall be entitled within 15 Business Days after the day on which such Indemnitor became so obligated to the Indemnified Party. If any Indemnitor fails to pay all or part of any indemnification obligation when due, then such Indemnitor shall also be obligated to pay to the applicable Indemnified Party interest on the unpaid amount for each day during which the obligation remains unpaid at an annual rate equal to 5% (or, if such rate exceeds the maximum rate permitted by applicable Law, then the maximum rate

permitted by applicable Law), except to the extent that such amount is accrued in accordance with the provisions of **Section 11.11**, in which case the Indemnitor shall not be required to pay the interest described in this **Section 11.3(b)**.

(c) If, during the Response Period, an Indemnified Party receives a Claim Response from the Indemnitor, then for a period of 45 days (the "Resolution Period") after the Indemnified Party's receipt of such Claim Response, the Indemnified Party and the Indemnitor shall endeavor to resolve any dispute arising therefrom. If such dispute is resolved by the Parties during the Resolution Period, the amount that the Parties have specified as the amount to be paid by the Indemnitor, if any, as settlement for such dispute shall be conclusively deemed to be an obligation of such Indemnitor. If the Parties are unable to agree upon a resolution to such dispute prior to the expiration of the Resolution Period (or any extension thereto to which the Indemnitor and Indemnified Party agree in writing), the issue shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association (as modified by this Agreement) in New York, New York (the "AAA") by a panel of three arbitrators, designated in accordance with those rules. The decision of a majority of such arbitrators shall be binding upon the Parties. The arbitrators shall apply the governing Law specified in **Section 16** of this Agreement and shall have the power to rule on its competence and on the validity of this Agreement as submitted for arbitration. The Parties will provide to the arbitrators all information pertaining to the dispute that the arbitrators may request, provided, that all information supplied by any Party shall be deemed to be confidential information and the Parties and the arbitrators shall use commercially reasonable efforts to protect such information from disclosure to any Person not related to the dispute. Judgment upon any award rendered may be entered in any court having jurisdiction. The Parties and the arbitrators will use their best efforts to cause the dispute to be resolved within three months after initiation of the arbitrator selection process. The arbitrators shall be required to state in writing the reasoning on which the award rests.

11.4 Certain Limitations.

(a) Notwithstanding any other provision of this **Section 11**, except as provided below in this **Section 11.4(a)**, the Indemnified Sun Parties on the one hand, and the Indemnified Seller Parties on the other hand, shall be entitled to indemnification hereunder with respect to the breach of a representation or warranty by the Seller or by the Smart Parties, respectively, only when the aggregate of all Damages to such Indemnified Parties from all such breaches of representations or warranties exceeds $2,000,000 (the "Deductible Amount") and thereafter, such Indemnified Parties shall be entitled to indemnification for all of its Damages in excess of the Deductible Amount; provided, however, that the maximum limitation for Damages for all such breaches shall be $25,000,000 (the "Indemnification Cap"). The foregoing limitation with respect to the Deductible Amount and the Indemnification Cap shall not apply, however, to (a) any breach of the Seller's representations or warranties under **Sections 4.1** (Corporate Status), **4.2** (Authorization), **4.3** (Consents and Approvals) (other than clause (c) of **Section 4.3**), **4.8** (Title to Assets and Related Matters), **4.11** (Taxes), **4.18** (Employee Benefits), and **4.23** (Finder's Fee) or in the related provisions of the Closing Certificates, (b) any breach of the Smart Parties' representations or warranties under **Sections 5.1** (Corporate Status), **5.2** (Authorization), **5.3** (Consents and Approvals) (other than clause (c) of **Section 5.3**), **5.8** (Title to Assets and Related Matters), **5.11** (Taxes) **5.18** (Employee Benefits), and **5.23** (Finder's Fee), or (c) a breach of any representations or warranties of a Party to this Agreement that were made with an intent to defraud. In the case of a claim that may be made based on a breach of a representation or warranty as well as on any other item described in clauses (a) through (m) of **Section 11.1**, such limitations regarding the Deductible Amount and the Indemnification Cap shall not apply to the extent that such claim is not based solely on an asserted breach of a representation or warranty. In addition, in the case of any Damages that an Indemnified Party sustains, suffers, or incurs indirectly as a result of its direct or indirect ownership interest in any entity that sustains, suffers, or incurs such Damage as a result of a breach of a representation or warranty by the Seller or by the Smart Parties, as the case may be, such Indemnified Party shall be deemed to have sustained, suffered,

or incurred the full amount of such Damages and such Indemnified Party's Damages shall not be limited by its pro rata ownership percentage of such entity.

(b) Notwithstanding any other provision of this **Section 11,** and subject to the provisions of **Section 12.1(b)**, the maximum limitation for Damages obtainable for claims brought pursuant to either or both of **Section 11.1(k)** (Environmental Indemnity by Seller) or **Section 11.1(l)** (E. coli Indemnity by Seller) shall be $6,000,000 in the aggregate; provided, however, that a claim may be brought pursuant to **Section 11.1(k)** (Environmental Indemnity by Seller) or **Section 11.1(l)** (E. coli Indemnity by Seller) only when the aggregate of such Damages exceeds $250,000.

(c) Notwithstanding any other provision of this **Section 11**, the maximum limitation for Damages obtainable for claims brought pursuant to **Section 11.2(a)(vii)** (Environmental Indemnity by the Smart Parties) shall be $6,000,000 in the aggregate; provided, however, that a claim may be brought pursuant to **Section 11.2(a)(vii)** (Environmental Indemnity by the Smart Parties) only when the aggregate of such Damages exceeds $250,000.

11.5 Certain Qualifications. With respect to any breach of any representation or warranty of a Party, any qualifications or exceptions relating to materiality, Seller Material Adverse Effect, or Smart Material Adverse Effect shall be disregarded for purposes of determining whether or to the extent to which an Indemnified Party shall be entitled to indemnification hereunder with respect to such representations and warranties. In furtherance of the foregoing, and for the avoidance of doubt, the calculation of the Deductible Amount set forth in **Section 11.4(a)** shall include any Damages incurred by an Indemnified Party for which the Indemnified Party would have been entitled to claim indemnification under this **Section 11** with respect to a breach of a representation or warranty but for such claim being excluded as a result of such representation or warranty being qualified by materiality, Seller Material Adverse Effect, or Smart Material Adverse Effect.

11.6 Claims Period. Any claim for indemnification under this **Section 11** shall be made by giving a Claim Notice under **Section 11.3** on or before the applicable "Expiration Date" specified below in this **Section 11.6**, or the claim under this **Section 11** shall be invalid. The following claims shall have the following respective Expiration Dates: (a) April 30, 2006 -- any claims that are not specified in any of the succeeding clauses; (b) the seventh anniversary of the Closing Date, for any claim based on a breach of the representations or warranties contained in **Sections 4.11** or **5.11** (Taxes) or a breach of the representations or warranties contained in **Sections 4.18** or **5.18** (ERISA); (c) in perpetuity -- any claim with respect to (i) a breach of any covenant or agreement or (ii) any claim based on a breach of a representation or warranty contained in (A) **Sections 4.1** (Corporate Status), **4.2** (Authorization), **4.4** (Stock Ownership), **4.8** (Title to Assets and Related Matters), and **4.26** (Finder's Fee), or (B) **Section 5.1** (Corporate Status), **5.2** (Authorization), **5.4** (Capitalization), **5.8** (Title to Assets and Related Matters), and **5.23** (Finder's Fee); and (d) the fifth anniversary of the Closing Date, for any claim initiated pursuant to **Section 11.1(k)** (Environmental Indemnity by Seller), **Section 11.1(l)** (E. coli Indemnity) or **Section 11.2(a)(vii)** (Environmental Indemnity by the Smart Parties). If more than one of such Expiration Dates applies to a particular claim, the latest of such Expiration Dates shall be the controlling Expiration Date for such claim. So long as an Indemnified Party gives a Claim Notice for an Unliquidated Claim on or before the applicable Expiration Date, such Indemnified Party shall be entitled to pursue its rights to indemnification regardless of the date on which such Indemnified Party gives the related Liquidated Claim Notice.

11.7 Third Party Claims. An Indemnified Party that desires to seek indemnification under any part of this **Section 11** with respect to any actions, suits, or other administrative or judicial proceedings (each, an "Action") that may be instituted by a third party shall give each Indemnitor prompt notice of a third party's institution of such Action; provided, however, that the failure so to promptly notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent such failure shall have actually prejudiced the Indemnitor. After such notice, any Indemnitor may, or if so requested by such Indemnified

Party, any Indemnitor shall, participate in such Action or assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party; provided, however, that such Indemnified Party shall have the right to participate at its own expense in the defense of such Action; provided, further, that if the Indemnitor assumes such defense thereof, the Indemnitor shall be conclusively deemed to have acknowledged that the Action is within the scope of its indemnity obligation hereunder and shall hold the Indemnified Party harmless from and against all Damages resulting therefrom. In the event that the Indemnitor shall not have assumed the defense of such Action, but that it has elected to participate in the defense of such Action (at its own cost and expense) and has so participated, the Indemnitor may, at any time prior to the beginning of the trial or arbitration proceeding, as applicable, with respect to such Action, assume control of the defense of such action; provided, however, that if the Indemnitor so assumes such defense thereof, the Indemnitor shall be conclusively deemed to have acknowledged that the Action is within the scope of its indemnity obligation hereunder and shall hold the Indemnified Party harmless from and against all Damages resulting therefrom (including the Indemnified Party's legal fees and expenses related to the period during which the Indemnified Party controlled such defense). If the Indemnitor does not, or is not requested to, assume the defense of an Action, the Indemnified Party shall be entitled to defend such Action and the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement, except with the written consent of the Indemnitor (which consent shall not be unreasonably withheld). If the Indemnified Party is successful in its defense of an Action, the Indemnitor shall nonetheless be responsible for the reasonable out-of-pocket attorneys', consultants', and other professional fees, and out-of-pocket disbursements of every kind, nature, and description incurred by such Indemnified Party in connection therewith. An Indemnified Party's right to claim indemnification under this **Section 11** shall be impaired if, and only to the extent that, such Indemnified Party fails to give notice under this **Section 11.7** as promptly as may reasonably be practicable and an Indemnitor shall have been actually and materially prejudiced by such failure. Notwithstanding anything herein to the contrary, without the written consent of the Buyer, the Seller shall not be entitled to assume any Action (each, a "Seller Prohibited Action"): (a) to the extent that any such Action seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief that forms a material part of the claim and would be material to the business of any of the Smart Parties; (b) the Action relates to or arises in connection with any criminal proceeding, action, indictment, allegation, or investigation; (c) the Action involves a customer or supplier of the Seller Business or the Smart Business listed on **Section 4.21 of the Seller Disclosure Schedule** or **Section 5.21 of the Smart Disclosure Schedule**, respectively, in each case with respect to the period beginning on January 1, 2004 through November 30, 2004; (d) the Buyer reasonably believes an adverse determination with respect to the Action would be materially detrimental to or materially injure the reputation or future business prospects of the Seller Business, the Smart Business, the Buyer, or its Affiliates; or (e) the amount of claimed Liabilities in such Action exceeds the Indemnification Cap (after reducing such Indemnification Cap by the amount of other claims for indemnification made by the Indemnified Smart Parties against the Seller). If the Buyer consents in writing to the Seller's assumption of any Seller Prohibited Action, the Seller shall not consent to the entry of any judgment or enter into any settlement with respect to such Seller Prohibited Action, except with the prior written consent of the Buyer. Notwithstanding anything herein to the contrary, without the written consent of the Seller, the Smart Parties shall not be entitled to assume any Action (each, a "Smart Prohibited Action"): (a) to the extent that any such Action seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief that forms a material part of the claim and would be material to the business of the Seller; (b) the Action relates to or arises in connection with any criminal proceeding, action, indictment, allegation, or investigation; (c) Fraser reasonably believes an adverse determination with respect to the Action would be materially detrimental to or materially injure the reputation or future business prospects of the Seller or its Affiliates; or (d) the amount of claimed Liabilities in such Action exceeds the Indemnification Cap (after reducing such Indemnification Cap by the amount of other claims for indemnification made by the Indemnified Seller Parties against the Smart Parties). If the Seller consents in writing to the Smart Parties' assumption of any Smart Prohibited Action, the Smart Parties shall not consent to the entry of any judgment or enter into any settlement with respect to such Seller Prohibited Action, except with the prior written consent of the Seller.

11.8 Effect of Investigation or Knowledge. Any claim by a Party for indemnification shall not be adversely affected by any investigation by or opportunity to investigate afforded to such Party, nor shall such a claim by a Party be adversely affected by such Party's knowledge on or before the Closing Date of any breach of the type specified **Sections 11.1** or **11.2** or of any state of facts that may give rise to such a breach; any such claim shall survive Closing until the applicable Expiration Date. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not adversely affect the right to indemnification, payment of Damages, or other remedy based on such representations, warranties, covenants, or obligations.

11.9 Contingent Claims. Nothing herein shall be deemed to prevent an Indemnified Party from making a claim hereunder for potential or contingent claims or demands (a "Contingent Claim") provided the Claim Notice sets forth the specific basis for any such Contingent Claim to the extent then feasible and the Indemnified Party has reasonable grounds to believe that such a claim may be made.

11.10 Characterization of Payments. Except as otherwise required by applicable Law, the Parties shall treat any indemnification payment made hereunder as an adjustment to the Consideration for Tax purposes.

11.11 Accrual of Indemnification Obligations. In the event that the Smart Parties owe an indemnification obligation to an Indemnified Sun Party or an Indemnified Seller Party as a result of a breach of a representation or warranty by the Seller or by the Smart Parties, as the case may be, such obligation shall be paid in cash; provided, however, that if the Smart Parties, or any of them, are not able or permitted to pay such amount in full in cash as a result of a Payment Block, then the amount that may not be so paid as a result of such Payment Block will accrue (a) as an Indemnification Preferred Account of Sun Holdco, in the case of a breach by the Seller, and (b) as an Indemnification Preferred Account of Fraser, in the case of a breach by the Smart Parties. Any such amount not subject to a Payment Block shall be paid in cash.

12. Environmental Matters.

12.1 Environmental Insurance.

(a) Prior to or in connection with the Closing, the Smart Parties shall obtain insurance to cover Liabilities of the Smart Business which arose, under any Environmental Law, prior to the Closing Date. Such insurance shall, at a minimum, cover Liabilities related to any unknown contamination existing in, under, on, or at the Smart Real Property prior to the Closing Date. Such insurance policy shall be effective and provide to the Smart Parties full coverage for a period of five (5) years from the Closing Date; provided, however, that the coverage contemplated by this **Section 12.1(a)** shall have policy limits of $6,000,000 in the aggregate and $2,000,000 per occurrence. The Smart Parties shall not be obligated to obtain such insurance if the lowest quoted premium exceeds $400,000. The Seller acknowledges that the existence of insurance as required by this **Section 12.1(a)** shall not preclude the Smart Parties, under the appropriate circumstances, from instituting a claim for indemnification as provided in agreements with third parties relating to environmental conditions at the Smart Real Property. The Seller agrees that, when applicable, the Smart Parties are entitled to satisfy any claim brought pursuant to **Section 11.2(a)(vii)** initially by using proceeds from insurance contemplated by this **Section 12.1(a)**; provided, however, that the recovery of proceeds from insurance contemplated by this **Section 12.1(a)** shall reduce the maximum limitation for Damages (on a dollar-for-dollar basis) that can be recovered by the Seller as set forth in **Section 11.4(c)**.

(b) Prior to or in connection with the Closing, the Seller shall use its best good faith efforts to obtain insurance to cover Liabilities of the Seller Business which arose, under any Environmental Law, prior to the Closing Date. Such insurance shall, at a minimum, cover Liabilities related to any unknown contamination existing in, under, on, or at the Seller Real Property prior to the Closing Date. Such insurance

policy shall be effective and provide to the Seller full coverage for a period of five (5) years from the Closing Date; provided, however, that the coverage contemplated by this **Section 12.1(b)** shall have policy limits of $6,000,000 in the aggregate or $2,000,000 per occurrence. The Seller shall not be obligated to obtain such insurance if the lowest quoted premium exceeds $400,000. The Smart Parties acknowledge that the existence of insurance as required by this **Section 12.1(b)** shall not preclude the Seller, under the appropriate circumstances, from instituting a claim for indemnification as provided in agreements with third parties relating to environmental conditions at the Seller Real Property. In the event the Seller obtains insurance as contemplated by this **Section 12.1(b),** the maximum limitation for Damages obtainable for claims brought pursuant to either or both of **Section 11.1(k)** (Environmental Indemnity by Seller) or **Section 11.1(l)** (E. coli Indemnity by Seller) shall be $6,000,000 in the aggregate, minus the amount of the premium paid by Seller ("Environmental Indemnification Cap"); provided, however, that the recovery of proceeds from insurance contemplated by this **Section 12.1(b)** shall not reduce the Environmental Indemnification Cap.

12.2 Continuing Conditions. For purposes of **Section 11.1(k), Section 11.1(l)** and **Section 11.2(a)(vii),** any condition giving rise to Liability under any Environmental Law, which involves a Release of Hazardous Substances prior to the Closing Date and which continues to exist, spread, or migrate on or after the Closing Date, will be considered a Liability which arose prior to the Closing Date (it being understood that a Release of Hazardous Substances initially occurring after the Closing Date shall not be considered a Liability which arose prior to the Closing Date). If the costs of investigation, remediation or other corrective action are increased due to any act or omission of the Smart Parties (or their agents) after the Closing, which creates new or additional contamination or exacerbates contamination in existence as of the Closing (provided that spreading, migration, or continued existence of Hazardous Substances after the Closing Date shall not in and of itself be considered to be an act or omission of the Smart Parties), the Seller shall not be responsible for any such increase in costs incurred.

12.3 Standards for Environmental Actions. Remediation and other actions with respect to claims for which indemnification is sought pursuant to **Section 11.1(k)** (Environmental Indemnity by Seller), **Section 11.1(l)** (E. coli Indemnity by Seller) or **Section 11.2(a)(vii)** (Environmental Indemnity by the Smart Parties) shall be (a) in compliance with any Environmental Law, (b) designed by the Buyer in its good faith business judgment (exercised without regard to the availability of indemnification provided in **Section 11.1(k)** or **Section 11.1(l)**) and effected in a manner that does not unduly interfere with business operations, and (c) designed, to the extent allowed by any Environmental Law, using the least stringent cleanup standards applicable for industrial use, including, where appropriate, the use of institutional and engineering controls that do not unduly interfere with business operations.

13. Termination.

13.1 Grounds for Termination. This Agreement may be terminated at any time before the Closing as provided below:

(a) by mutual written consent of the Seller and the Buyer;

(b) by any Party, if the Closing shall not have been consummated on or before the Termination Date; provided, however, that the right to terminate this Agreement under this **Section 13.1(b)** shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by any Party, if a Governmental Body shall have issued a Court Order (which Court Order the Parties shall use commercially reasonable efforts to lift) that permanently restrains, enjoins, or otherwise prohibits the Transactions, and such Court Order shall have become final and nonappealable;

(d) by the Buyer, if the Seller shall have materially breached, Defaulted, or failed to comply with, any of its obligations under this Agreement or any representation or warranty made by the Seller shall have been incorrect when made, and such breach, Default, failure to comply, or incorrect representation or warranty has not been cured or within 10 days after notice thereof;

(e) by the Seller, if the Buyer shall have materially breached, Defaulted, or failed to comply with any of its obligations under this Agreement or any representation or warranty made by it shall have been incorrect when made, and such breach, Default, failure to comply, or incorrect representation or warranty has not been cured or within 10 days after notice thereof;

(f) by the Buyer, if the Seller discloses, or the Buyer otherwise discovers, the existence of a Seller Material Adverse Effect;

(g) by the Seller, if the Buyer discloses, or the Seller otherwise discovers, the existence of a Smart Material Adverse Effect; or

(h) by the Buyer, in accordance with **Section 8.11**.

13.2 Effect of Termination. In the event of the termination hereof as expressly permitted under **Section 13.1**, this Agreement shall forthwith become void and have no effect (except for this **Section 13.2**) and there shall be no liability or responsibility in respect of this Agreement on the part of any of the Buyer or the Seller or their respective officers, directors, shareholders, employees, or Affiliates except as provided in **Section 8.10**. Notwithstanding the foregoing, if such termination is due to the knowing and intentional material breach of any covenant or agreement contained herein by either Party, then such Party shall be fully liable to the other Party hereto for all costs and expenses (including reasonable attorneys' fees and expenses) actually incurred in good faith by such other Party in connection with this Agreement and the Transactions and for all Damages sustained or incurred by such other Party as a result thereof.

14. General Matters.

14.1 Contents of Agreement. This Agreement, together with the other Transaction Documents, sets forth the entire understanding of the Parties with respect to the Transactions and supersedes all prior Contracts or understandings among the Parties regarding those matters.

14.2 Amendment, Parties in Interest, Assignment, Miscellaneous. This Agreement may be amended, modified, or supplemented only by a written instrument duly executed by each of the Parties. If any provision of this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective heirs, legal representatives, successors, and permitted assigns of the Parties. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and their respective heirs, legal representatives, successors, and permitted assigns, except as provided in **Section 11**. No Party shall assign this Agreement or any right, benefit, or obligation hereunder except that the Smart Parties may (i) assign their rights hereunder for collateral security purposes to any financial institution, lender, or investor providing to any Smart Party debt financing in connection with the Transactions and (ii) assign their rights hereunder to any Person that acquires, by purchase of stock, purchase of assets, merger, or other form of transaction, all or substantially all of the business and assets of the Buyer or the Parent provided that in the case of clause (ii) such Person agrees in writing to be bound by the terms hereof as if such Person were the Party to this Agreement making such assignment. Any term or provision of this Agreement may be waived at any time by the Party entitled to the benefit thereof by a written instrument duly executed by such Party. Neither the failure nor the delay by any

Party in exercising any right, power, or privilege hereunder shall operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege shall preclude any other or further exercise of any such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable Law, (a) no waiver that may be given by a Party shall be applicable except in the specific instance for which it was given and (b) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the other Transaction Documents.

14.3 Further Assurances. At and after the Closing, the Parties shall cooperate with each other in good faith to execute and deliver any and all documents and take any and all other actions that are reasonably necessary to complete the Transactions.

14.4 Interpretation. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to any gender include all genders, (c) "including" has the inclusive meaning frequently identified with the phrase "but not limited to," and (d) references to "hereunder" or "herein" relate to this Agreement. Any determination as to whether a situation is material shall be made by taking into account the effect of all other provisions of this Agreement that contain a qualification with respect to materiality so that the determination is made after assessing the aggregate effect of all such situations. The section and other headings contained in this Agreement are for reference purposes only and shall not control or affect the construction of this Agreement or the interpretation thereof in any respect. Section, subsection, Disclosure Schedule, and Exhibit references are to this Agreement unless otherwise specified. Each accounting term used herein that is not specifically defined herein shall have the meaning given to it under GAAP. Any reference to a Party's being satisfied with any particular item or to a Party's determination of a particular item presumes that such standard will not be achieved unless such Party shall be satisfied or shall have made such determination in its sole or complete discretion.

14.5 Counterparts. This Agreement may be executed in two or more counterparts (delivery of which may occur via facsimile), each of which shall be binding as of the date first written above, and, when delivered, all of which shall constitute one and the same instrument. A facsimile signature or electronically scanned copy of a signature shall constitute and shall be deemed to be sufficient evidence of a Party's execution of this Agreement, without necessity of further proof. Each such copy (or facsimile) shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

14.6 Disclosure Schedules. The Seller Disclosure Schedule attached hereto sets forth all disclosures made by the Seller to the Smart Parties as required by this Agreement. The Smart Disclosure Schedule attached hereto sets forth all disclosures made by the Smart Parties to the Seller as required by this Agreement. For the purposes of this Agreement, no disclosures other than those contained in the respective Disclosure Schedules of the Parties shall be valid. Any items listed or described on the Disclosures Schedules shall be listed or described under a caption that specifically identifies the Section(s) of this Agreement to which the item relates; provided, however, that notwithstanding anything to the contrary contained in this Agreement, a disclosure on a Section of a Disclosure Schedule shall be deemed to qualify any representation or warranty in this Agreement, notwithstanding that such disclosure does not identify the Section(s) of this Agreement containing such representation or warranty, so long as it is reasonably clear from the face of such disclosure that it applies to such representation or warranty.

14.7 Negotiated Agreement. The Parties hereby acknowledge that the terms and language of this Agreement were the result of negotiations among the Parties and, as a result, there shall be no presumption

that any ambiguities in this Agreement shall be resolved against any particular Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

15. Remedies.

From and after the Closing, except for any claims seeking equitable relief under **Sections 6.3, 6.4, 6.5, 6.6, 8.2, 8.3, 8.8, 8.9, or 14.3** or claims based on an intent to mislead or defraud, the indemnities provided for in **Section 11** of this Agreement shall be the exclusive remedies of the Parties hereto and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation or warranty or any non-compliance with or breach of or default in the performance of any of the covenants or agreements contained in this Agreement and the Parties shall not be entitled to any further indemnification or other rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereto hereby waive.

16. Notices.

All notices that are required or permitted hereunder shall be in writing and shall be sufficient if personally delivered or sent by registered or certified mail, facsimile message, or Federal Express or other nationally recognized overnight delivery service. Any notices shall be deemed given upon the earlier of the date when received at, or the third day after the date when sent by registered or certified mail or the day after the date when sent by Federal Express or facsimile to the address or facsimile number set forth below, unless such address or facsimile number is changed by written notice to the other Parties in accordance with this Agreement:

If to the Seller:

Fraser Papers Limited
c/o Fraser Papers Inc.
Suite 200, P.O. Box 762
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
Canada
Attn: Ben Vaughan
Facsimile: 416.359.8606

with required copies to:

Fraser Papers Limited
70 Seaview Avenue
Stamford, CT 06904
Attn: General Counsel
Facsimile: 203.705.2312

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn: Jeffrey Bagner, Esq.
Facsimile: 212.859.4000

If to any Smart Party:

Smart Papers, LLC
601 North B Street
Hamilton, OH 45013
Attn: Timothy Needham, President and CEO
Facsimile: 513.869.4103

with required copies to:

c/o Sun Premium Paper Advisors, LLC
5200 Town Center Circle
Suite 470
Boca Raton, FL 33486
Attn: Marc J. Leder, Rodger R. Krouse, and C. Deryl Couch
Facsimile: 561.394.0540

Morgan, Lewis & Bockius LLP
One Oxford Centre
Thirty-Second Floor
Pittsburgh, PA 15219-6401
Attn: David A. Gerson
Facsimile: 412.560.7001

17. <u>Governing Law</u>.

This Agreement shall be construed and interpreted in accordance with the Laws of New York without regard to its provisions concerning conflicts of Laws, choice of Law, choice of forum, or principles that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction. The Parties hereby irrevocably (a) submit themselves to the jurisdiction of the state and federal courts sitting in the Southern District of New York and (b) waive the right and hereby agree not to assert by way of motion, as a defense or otherwise, in any action, suit, or other legal proceeding brought in any such court, any claim that it, he, or she is not subject to the jurisdiction of such court, that such action, suit, or proceeding is brought in an inconvenient forum, or that the venue of such action, suit, or proceeding is improper. Each Party also irrevocably and unconditionally consents to the service of any process, pleadings, notices, or other papers in a manner permitted by the notice provisions of **Section 17**. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT HEREOF.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties as of the date first written above.

SELLER:

FRASER PAPERS LIMITED

By: signed "Ben Vaughan" signed "Glen McMillan"
Name:
Title: V.P. Finance Secretary

SMART PARTIES:

PREMIUM PAPER HOLDCO, LLC

By: signed "Tim Needham"
Name: Tim Needham
Title: President and CEO

SMART PAPERS, LLC

By: signed "Tim Needham"
Name: Tim Needham
Title: President and CEO

PF PAPERS, LLC

By: signed "Tim Needham"
Name: Tim Needham
Title: President and CEO

SUN PAPER HOLDCO, LLC

By: signed "Kevin Feinblum"
Name: Kevin Feinblum
Title: Vice President